Exhibit 1.1

NORTH AMERICAN PALLADIUM LTD.

ANNUAL INFORMATION FORM

For the year ended December 31, 2010

Dated as of March 31, 2011

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	3
CORPORATE STRUCTURE	4
DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS	6
Three Year History and Significant Acquisitions	6
Business Overview	9
Overview of the Principal Markets	10
Lac des Iles Property	11
Sleeping Giant Mine	14
Vezza Project	15
Flordin Property	15
Discovery Project	15
Dormex Property	16
Shebandowan Property	16
Grassroots Exploration and Corporate Development	17
Mineral Reserve and Mineral Resource Tables	17
MINERAL PROPERTIES	20
Lac des Iles Mine	20
Sleeping Giant Mine	34
Vezza Project	43
Discovery Project	54
Flordin Property	61
Shebandowan West Project	68
ENVIRONMENT	77
FINANCING	78
DIVIDENDS	79
CAPITAL STRUCTURE	79
MARKET FOR SECURITIES	80
Trading Price and Volume	80
DIRECTORS AND EXECUTIVE OFFICERS	81
LEGAL PROCEEDINGS	85
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	85
TRANSFER AGENT AND REGISTRAR	85
MATERIAL CONTRACTS	85
INTERESTS OF EXPERTS	86
RISK FACTORS	86
AUDIT COMMITTEE INFORMATION	96
ADDITIONAL INFORMATION	98
AUDIT COMMITTEE MANDATE	98
IMPERIAL-METRIC CONVERSION TABLE	103
GLOSSARY OF TERMS	103

FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) contains forward-looking statements, which include future-oriented financial information, within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and the securities legislation of certain of the provinces of Canada, including the Securities Act (Ontario). Forward-looking statements, including future-oriented financial information, are necessarily based on estimates and assumptions made by North American Palladium Ltd. or one of its subsidiaries (“NAP” or the “Company”) in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, or on its behalf.

In making the forward-looking statements, including future-oriented financial information, in this AIF, the Company has made several assumptions that it believes are appropriate, including, but not limited to, the assumptions that:

•	operations at the Lac des Iles mine and at the Sleeping Giant gold mine will be and remain viable operationally and economically;
•	project and mine development plans will proceed as expected;
•	the expectations for mill feed head grade and mill performance will be as expected;
•	the plans for mine production, mill production and exploration will proceed as expected;
•	market fundamentals will result in reasonable demand and prices for palladium, gold and by-product metals in the future;
•	the Company will not be subject to any environmental disasters, significant litigation, significant regulatory changes or material labour disruptions;
•
the advice the Company has received from its employees, consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, engineering, mine planning, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models used to calculate mineral resources and mineral reserves are appropriate and accurate;

•	the Company will be able to attract and retain qualified employees; and
•	financing will be available on reasonable terms.

The Company cannot assure you that any of these assumptions will prove to be correct.

Forward looking statements included or incorporated by reference in this document include statements with respect to anticipated future results, the Company’s acquisition strategy, the Company’s objectives or plans to grow production and reserves, expectations regarding the ability to raise capital and add to reserves, information concerning mineral resource and mineral reserve estimates, events and conditions and other statements that are not statements of historical fact. The words “expect,” “anticipate,” “estimate,” “may,” “could,” “might,” “will,” “would,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “strategy,” “goals,” “objectives,” “projection” or the negative of any of these words and similar expressions are intended to identify forward-looking statements, although these words may not be present in all forward-looking statements.

In light of the risks and uncertainties inherent in all forward-looking statements, including future-oriented financial information, the inclusion of forward-looking statements in this AIF should not be considered as a representation by the Company or any other person that the Company’s objectives or plans will be achieved. Numerous factors could cause the Company’s actual results to differ materially from those expressed or implied in the forward-looking statements, including the following, which are discussed in greater detail under the heading “Risk Factors”:

•	weak prices of palladium, gold and by-product metals or fluctuations in the prices of these commodities;

•	fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar exchange rate;

•	the state of the global economy and economic and political events, including the deterioration of the global capital markets, affecting availability of financing and metal supply and demand;

•	the ability of the Company to meet capital expenditure and operating cost estimates at the Lac des Iles mine, the Sleeping Giant gold mine or the Vezza gold project;

•	the accuracy of mineral resource and mineral reserve estimates;

•	the demand for, and cost of, exploration, development and construction services and equipment;

•	the risks related to future exploration programs, including the risk that future exploration will not replace mineral resources and mineral reserves that become depleted;

•	the risks related to acquisitions and the failure to adequately integrate acquired mining properties and companies;

•	the Company’s history of losses and the possibility of future losses;

•	the inherent risks and hazards associated with mining and processing operations;

•	the failure to achieve or maintain projected production levels;

•	the potential uncertainty related to title to the Company’s mineral properties;

•	the Company’s dependence on a third party for smelting and refining the concentrate that is produced at the Lac des Iles mill;

•	the ability of the Company to obtain external financing to explore and develop its properties;

•	employment disruptions, including in connection with the collective agreements between the Company and the employee unions;

•	costs of complying with environmental, health and safety laws and regulations and other government regulations;

•	the risk that permits and regulatory approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis, on reasonable terms or at all;

•	competition from other producers of platinum group metals (“PGMs”) and gold and from potential new producers;

•	the development of new technology or new alloys that could reduce the demand for palladium;

•	loss of key personnel;

•	the ability of the Company to comply with the terms of its credit facility or credit facilities that it may enter into;

•	risks related to the Company’s hedging strategies or its decision not to hedge;

•	lack of infrastructure necessary to develop the Company’s projects;

•	risks involved in current or future litigation or regulatory proceedings;

•	the ability of the Company to maintain adequate internal control over financial reporting and disclosure controls and procedures; and

•	the ability of shareholders in the United States to enforce civil liabilities against a Canadian corporation.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. No assurance can be given that the expectations reflected in the forward-looking statements, including future-oriented financial information, contained in this AIF will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, including future-oriented financial information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to disclose publicly any future revisions to forward-looking statements, including future-oriented financial information, to reflect events or circumstances after the date of this AIF or to reflect the occurrence of unanticipated events, except as expressly required by law. Additionally, the forward-looking statements, including future-oriented financial information, contained herein are presented solely for the purpose of conveying management’s reasonable belief of the direction of the Company and may not be appropriate for other purposes.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

The information in this AIF is presented as at December 31, 2010 unless otherwise indicated.

All dollar amounts referred to herein are in Canadian dollars unless stated otherwise. Unless otherwise indicated, all financial information included herein has been prepared in accordance with Canadian generally accepted accounting principles, which may differ from United States generally accepted accounting principles.

Unless otherwise indicated, all reserve and resource estimates included in this annual information form have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this document uses the terms “measured resources,” “indicated resources” and “inferred resources”. Investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this annual information form may not be comparable with information made public by companies that report in accordance with U.S. standards.

CORPORATE STRUCTURE

North American Palladium Ltd. is the successor to Madeleine Mines Ltd., a company incorporated under the Mining Companies Act (Quebec) by letters patent in 1968. In January 1992, Madeleine Mines Ltd. was amalgamated with 2945-2521 Quebec Inc. and the amalgamated company was wound up into the federally incorporated parent company, 2750538 Canada Inc. This entity changed its name to Madeleine Mines Ltd. and, in June 1993, the name was changed to North American Palladium Ltd. The Company continues to exist under the Canada Business Corporations Act (“CBCA”).  The Company has two wholly-owned subsidiaries: Lac des Iles Mines Ltd. (“LDI”) and NAP Quebec Mines Ltd. (“NAP Quebec”) (formerly Cadiscor Resources Inc.).

In 1991, LDI was incorporated under the CBCA as a subsidiary of Madeleine Mines Ltd. to hold a 50% interest in the Lac des Iles property located approximately 85 kilometres northwest of the city of Thunder Bay. In 1994, LDI acquired the remaining 50% interest in the Lac des Iles property from the Sheridan Platinum Group Ltd. to become the sole owner of the property.

In 2005, North American Palladium Arctic Services Oy (“Arctic Services”), a wholly-owned subsidiary of NAP, entered into a services agreement with the owner of an advanced stage nickel-copper-PGM exploration project in Finland. In 2008, the Company determined that it would not deliver a positive feasibility study for the project, which was a requirement for the Company to earn a 50% interest in the project.  All interests in the project reverted back to the owner of the project in 2008 and Arctic Services was dissolved in November 2010.

On December 10, 2007, the Company earned a 50% interest in the Shebandowan Property (comprised of the former producing Shebandowan mine and the surrounding Haines and Conacher properties) pursuant to an option and joint venture agreement with Vale Inco Limited (“Vale Inco”).  The property is located approximately 90 kilometres west of Thunder Bay, Ontario and approximately 100 kilometres southwest of the Company’s Lac des Iles mine.  Vale Inco has an option to increase its interest from 50% to 60%.

On March 6, 2006, Cadiscor Resources Inc. (“Cadiscor”) was incorporated under the CBCA. On May 26, 2009, the Company acquired all of the issued and outstanding shares of Cadiscor pursuant to a plan of arrangement under Section 192 of the CBCA. In March of 2011, Cadiscor changed its name to NAP Quebec Mines Ltd.  NAP Quebec owns various gold properties located in Quebec, including the Sleeping Giant gold mine in the Abitibi region, the Vezza Project located near the town of Matagami, the Discovery Project located approximately 35 kilometres northwest of the town of Lebel-sur-Quévillon, Quebec, the Flordin Property located approximately 30 kilometres north of the town of Lebel-sur-Quévillon, Quebec, and the Dormex Property located adjacent to the Sleeping Giant mine.

The Company acquired the Vezza gold project from Agnico-Eagle Mines Ltd. (“Agnico”) as of May 10, 2010. The Vezza project is an advanced-stage exploration project situated 85 kilometres by road from Sleeping Giant.

The Company’s head and registered office is located at 200 Bay Street, Suite 2350, Royal Bank Plaza, South Tower, Toronto, Ontario M5J 2J2, Canada, telephone: (416) 360-7590, facsimile: (416) 360-7709.

North American Palladium Ltd. – Corporate Chart

North American Palladium Ltd .
50%
Shebandowan Property
(Joint venture)
Ontario
100%
100%
Lac des Iles Mines Ltd .
NAP Quebec Mines Ltd .
Legris Lake Property
(Option Agreement)
Ontario
100%
100%
Lac des Iles Mine
Ontario
Sleeping Giant Mine
Quebec
100%
100%
Vezza Project
Quebec
Flordin Property
Quebec
100%
100%
Discovery Project
Quebec
100%
Dormex Property
Quebec

DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS

Three Year History and Significant Acquisitions

On May 7, 2008, the Company released the results of a Preliminary Economic Assessment prepared by Micon International Limited on the Offset Zone at the Lac des Iles mine (the “Offset Zone”). The Offset Zone is assumed to be the fault displaced continuation of the Roby Zone. This economic assessment was preliminary in nature and included indicated and inferred mineral resources.

In June 2008, a dispute with the Company’s insurer relating to the failure of the Company’s primary crusher in 2002 at the Lac des Iles mine was settled. Under the settlement, the Company received a cash payment of $14.5 million, which was in addition to a $7.1 million insurance recovery received in 2004.

On October 1, 2008, William J. Biggar joined the Company as President and Chief Executive Officer, replacing James Excell, with the dual mandate of growing the Company’s core assets and leveraging the Company’s strong balance sheet to pursue potential acquisitions and joint venture opportunities.

On October 21, 2008, the decision was made to temporarily place the Lac des Iles mine on care and maintenance effective October 29, 2008 due to declining metal prices. In particular, declining sales and production in the automotive industry, the major consumer of palladium and platinum, suggested that PGM producers would be facing significant challenges in the near term.

In January 2009, an updated mineral resource estimate was prepared by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), which upgraded the indicated resource in the Offset Zone by 280%, from 3.2 million tonnes at 4.85 g/t palladium to 12.3 million tonnes at 5.02 g/t palladium (8.28 g/t PdEq).  A technical report for the entire Lac des Iles mine, including the Offset Zone, was filed on March 13, 2009.

On May 26, 2009, the Company and Cadiscor completed a court approved statutory plan of arrangement, whereby the Company purchased all of the outstanding common shares of Cadiscor. Cadiscor shareholders received 0.33 common shares in the capital of NAP (“Common Shares”) for each Cadiscor common share. Concurrent with the signing of the merger agreement between the Company and Cadiscor, the Company advanced a total of $7.5 million to Cadiscor to bring the Sleeping Giant mine back into production. In March of 2011, Cadiscor changed its name to NAP Quebec Mines Ltd.  As a result of its acquisition of NAP Quebec, the Company also holds a 100% interest in both the Discovery Project located approximately 35 kilometres northwest of the town of Lebel-sur-Quévillon, Quebec, the Flordin Property located approximately 40 kilometres north of the town of Lebel-sur-Quévillon, Quebec, and the Dormex Property located adjacent to the Sleeping Giant mine and mill.

On June 25, 2009, the Company announced the discovery of a new underground PGM footwall zone at its Lac des Iles mine. The new zone, named the Cowboy Zone, was discovered during infill drilling of the Offset Zone.

On August 27, 2009, the Company announced the signing of a letter agreement with Midland Exploration Inc. to earn an interest in the Laflamme gold property. The Company has the option to acquire a 50% interest in the property over four years for cash payments totalling $100,000 plus exploration expenditures totalling $1 million over four years. The Company will be the operator and, following the acquisition of the initial 50% interest, the Company will have an option to acquire an additional 15% interest upon delivery of a bankable feasibility study.

In September 2009, the Company announced the discovery of a new footwall mineralized zone, called the Outlaw Zone to the west of (beneath) the Cowboy Zone.  Mineralization is open towards the west (footwall).

On September 30, 2009, the Company announced the completion of a bought deal prospectus offering of 16 million units for total gross proceeds of $50.4 million. Each unit consisted of one Common Share and one half of one Common Share purchase warrant of the Company. Each whole warrant entitled the holder to purchase one Common Share at a price of $4.25 per share at any time on or prior to September 30, 2011, subject to early termination in certain circumstances. On October 8, 2009, the Company issued an additional 2.4 million units under a 30-day over-allotment option for total gross proceeds of $7.6 million and announced the closing of a bought deal private placement of 4 million flow-through shares at a price of $3.75 per share for total gross proceeds of $15 million.

On October 6, 2009, the Company had its first gold pour at the Sleeping Giant mine. On October 7, 2009, the Company announced that it exercised its right to buy back a 1% net smelter return royalty on the Sleeping Giant mine held by IAMGOLD Corporation for $1 million.

On November 5, 2009, the Company announced the signing of an agreement with Diagnos Inc. to acquire the Harricana North Property located in the Abitibi region of Quebec north-northwest of its Sleeping Giant mine. The Harricana North Property consists of 133 non-contiguous claims and covers a surface area of approximately 7,490 hectares.  Diagnos Inc. was granted a 2% net smelter return royalty over the property.

On December 8, 2009, the Company announced its intention to re-open the Lac des Iles mine as an underground only operation. The Company also announced its intention to commence initial development of the Offset Zone.

In the first quarter of 2010, the Company achieved commercial production at the Sleeping Giant gold mine. Due to positive drill results, the Company commenced deepening the mine shaft by 200 metres to allow for the development of three new mining levels.

In February 2010, the Company began development of a 1,500 metre ramp over a depth of 200 metres to provide access for the installation of a shaft to surface to mine the Offset Zone.

On March 31, 2010, the Company filed a new NI 43-101 report for the Sleeping Giant gold mine entitled, “Updated Reserves and Resources on December 31, 2009 The Sleeping Giant Mine, Northwestern Quebec” (the “SG Report”) prepared by Vincent Jourdain, P.Eng., a qualified person under NI 43-101.

On April 6, 2010 the Company released a mineral reserve and resource update for the Sleeping Giant gold mine, as well as a first-time mineral resource estimate for its Flordin property.

The Company resumed commercial production at the Lac des Iles mine in the second quarter of 2010. The Company also signed a new collective agreement with the United Steelworkers and renewed its smelting contract with Xstrata Nickel (“Xstrata”).

On April 28, 2010, the Company announced the completion of a bought deal prospectus offering of 20 million units for total gross proceeds of $100 million. Each unit consisted of one Common Share and one half of one Common Share purchase warrant of the Company. Each whole warrant entitles the holder to acquire an additional Common Share at a price of $6.50 per share at any time on or prior to October 28, 2011, subject to early termination in certain circumstances.

As of May 10, 2010, the Company acquired the Vezza gold project in the Abitibi region of Quebec from Agnico for $10 million comprised of $3.5 million in cash and $6.5 million in Common Shares.  The Vezza project is an advanced-stage exploration project situated 85 kilometres by paved road from NAP’s Sleeping Giant gold mine.

On May 27, 2010 the Company announced the results of an updated resource estimate for the Offset Zone. The updated estimate, which was prepared by Scott Wilson RPA, increased the indicated grade of the resources in the Offset Zone by 25% from 5.02 g/t palladium to 6.29 g/t palladium.

In June, 2010 the Company signed an Option and Purchase Agreement to acquire a 100% interest in the Legris Lake Property, which is located south east of Company’s LDI property.

In July 2010, the Company entered into a $30 million operating line of credit with the Bank of Nova Scotia. The credit facility has a term of one year, is secured by the Company’s accounts receivable, and is intended to be used for working capital liquidity and general corporate purposes.

On August 16, 2010 the Company announced the results of a preliminary economic assessment (“Scoping Study”) on the Offset Zone at the Lac des Iles mine completed by P&E Mining Consultants Inc., with input from other consulting firms.

In October 2010 the Company signed three Option and Purchase Agreements to acquire a 100% interest in the Moose Calf and Kukkee properties, which are located near Shebandowan in Ontario.

In November, 2010, NAP announced the discovery of a potential new PGM stratigraphically higher zone called the Sheriff Zone, approximately 100 metres southeast of the Offset Zone.

On November 29, 2010, the Company filed a new NI 43-101 report dated November 2, 2010 for the Lac des Iles project entitled, “Technical Report On The Lac des Iles Mine Property, Thunder Bay, Ontario, Canada” (the “LDI Report”) prepared by Richard Routledge, P.Geo., Jason J. Cox, P.Eng., Kevin C. Scott P.Eng. and Leo R. Hwozdyk, P.Eng. of Scott Wilson RPA.

Greg Struble was appointed as Vice President and Chief Operating Officer effective December 6, 2010.

On December 8, 2010, the Company announced that it elected to accelerate the expiry of the Series A warrants originally issued on September 30, 2009 and October 8, 2009. The Series A warrants expired on January 14, 2011.

On February 18, 2011, the Company announced the completion of a bought deal prospectus offering of 2,667,000 flow-through Common Shares at a price of $8.25 per share for total gross proceeds of $22,002,750.

On March 22, 2011 the Company announced that its Board of Directors approved the adoption of a shareholder rights plan, subject to approval by the Corporation’s shareholders at the 2011 annual and special meeting, currently scheduled to be held on May 11, 2011. The rights plan was adopted to ensure the fair treatment of shareholders in the event of any take-over bid for the Corporation’s common shares.

Business Overview

The following contains forward-looking statements and future-oriented financial information about the Company’s business. Reference should be made to “Forward-Looking Statements” on page 1 and for a description of material factors that could cause the Company’s actual results to differ materially from the forward-looking statements in the following, please see “Risk Factors” beginning on page 86. Additionally, the following description of the Company’s business includes many geological terms that may not be familiar to the reader. For a description of the meaning of some of these terms, please see the “Glossary of Terms” beginning on page 103.

The Company’s principal properties are the Lac des Iles property (including the Lac des Iles mine and the Offset Zone), the Sleeping Giant mine and the Vezza Project.  Other principal projects include the Discovery Project, the Flordin Property, and the Shebandowan Property.

On October 21, 2008, the decision was made to temporarily place the Lac des Iles mine on care and maintenance, effective October 29, 2008, due to declining metal prices. On December 8, 2009, the Company announced that it would restart operations at the Lac des Iles mine as an underground only operation.  The Company announced resumed commercial production at the Lac des Iles mine on April 14, 2010.

On May 26, 2009, the Company acquired all of the issued and outstanding shares of Cadiscor pursuant to a plan of arrangement under the CBCA.  In March of 2011, Cadiscor changed its name to NAP Quebec Mines Ltd.  NAP Quebec is now a wholly-owned subsidiary of the Company and owns the Sleeping Giant gold mine, the Vezza Project and the Company’s other gold properties.

For the 2010 fiscal year, the Company’s revenue totalled $107.1 million. The Company’s revenue by commodity totalled $63.4 million for palladium, $8.7 million for platinum, $4.3 million for nickel, $27.5 million for gold, $2.7 million for copper and $0.5 million for other metals, representing 59%, 8%, 4%, 26%, 3% and nil% respectively of its total consolidated revenue.

As of March 31, 2011, the Company had 425 employees. Of this number, 196 employees worked at the Lac des Iles mine, 17 out of an exploration office in Thunder Bay, 6 at the Company’s finance and administration office in Thunder Bay, 169 at the Sleeping Giant mine, 30 at the Company’s regional office in Val d’Or, 9 at the Discovery and Flordin projects, 5 at the Vezza Project, and 14 at the Company’s corporate head office in Toronto.  Management estimates that the required workforce for the Offset Zone Project during the construction phase will total approximately 18 employees and 465 contractors at its peak.

Overview of the Principal Markets

Principal Market for PGMs

PGMs are rare precious metals with unique physical properties that are used in diverse industrial applications and in jewellery. The unique physical characteristics of PGMs include: (1) strong catalytic properties; (2) excellent conductivity and ductility; (3) a high level of resistance to corrosion; (4) strength and durability; and (5) a high melting point. Palladium, like gold, silver and platinum, is a precious metal, as well as one of the six PGMs, which also include rhodium, ruthenium, iridium and osmium. Palladium is used in the manufacture of catalytic converters in the automotive industry, the manufacture of jewellery and electronics, and in dental and chemical applications. As a precious metal, there is also investment demand for palladium in the form of doré bars, generally held as physical inventory by exchange traded funds (“ETFs”) and institutional investors.

Palladium is typically produced as a by-product metal from either platinum mines in the Republic of South Africa (41% of world mine production) or Norilsk Nickel’s mines in Russia (43% of world mine production). North America contributes approximately 11% to the world’s supply of palladium, which was estimated to be approximately 6.3 million ounces in 2009. The Company is one of only two primary producers of palladium in the world.

More than half (53%) of the global fabrication demand for palladium in 2009 stemmed from the automotive industry for use in auto catalysts, while 15% came from electronics, and 11% from other uses including ETFs. Chinese jewellery demand accounted for 10%, while the dental industry accounted for 11%. Palladium is increasingly behaving like a precious metal with investment and jewellery demand, yet has the fundamental underpinning of an industrial metal.  Like gold and silver, palladium is viewed as an attractive precious metal that can help diversify investment portfolios.

The primary use for palladium in the automotive industry is in the manufacture of catalytic converters, which reduce harmful vehicle exhaust emissions by converting them into less harmful carbon dioxide, nitrogen and water vapour. Palladium, platinum and rhodium are the primary components in catalytic converters. The demand for palladium in the automotive industry has more than doubled in the last ten years due to an increase in global automotive production and the tightening of emissions standards worldwide, resulting in steady growth in the use of catalytic converters. Given that the market price for palladium has historically been substantially lower than that of platinum, catalytic converter manufacturers have substituted palladium in place of platinum, where possible, for use in gasoline powered engines. Auto makers are also now using palladium in low sulphur diesel powered engines, although the technology has not advanced sufficiently to replace platinum completely. Palladium can comprise up to approximately 50% of the PGM content of a diesel catalytic converter.

In the electronics industry, palladium’s demand has been rising in recent years. This increase is largely attributable to an increase in demand for palladium bearing semiconductors that are used in many electronic devices, including cellular telephones, personal and notebook computers, fax machines and home electronics. In the dental industry, palladium is widely used in alloys for dental restoration. Palladium is also used in the manufacture of jewellery and may be used either on its own or as an alloy in white gold. Additionally, palladium is used in crude oil refining catalysts, chemical process catalysts and various chemical applications, including the manufacture of paints, adhesives, fibres and coatings. Palladium is also used in the manufacture of polyester.

An important macroeconomic trend has been the increase in demand for palladium, along with the other precious metals (i.e. platinum, gold and silver), for investment purposes. Strong investor sentiment for these precious metals has provided support for a favourable palladium pricing environment. Increased participation by a greater variety of market participants and the resulting improvement in liquidity, and the introduction of new investment vehicles are all improving investment demand for palladium. Palladium ETFs were introduced in 2007 by some of the same firms that have introduced platinum ETFs, and there are now palladium ETFs that trade on the London, Zurich, Tokyo and New York stock exchanges.

The Company produces concentrate at the LDI mill and may sell the concentrate directly to a smelter for processing, or into the spot market or directly to end users after the palladium is refined. In each instance the price for palladium is expected to be determined with reference to prevailing spot market prices.

Principal Market for Gold

Investor interest in gold remains strong which is supported by increased demand as gold ETFs continue to grow. Gold from the Sleeping Giant mine is sold into the spot market at prevailing spot market prices.

Lac des Iles Property

The Company’s Lac des Iles property is located approximately 85 kilometres northwest of the city of Thunder Bay, Ontario, Canada. The property consists of the Roby Zone, the Offset Zone, a processing plant with a nominal capacity of approximately 15,000 tonnes per day, and the original mill with nominal capacity of approximately 2,600 tonnes per day. The primary deposits on the property are the Roby Zone and the Offset Zone, both disseminated magmatic nickel-copper-PGM deposits. An updated resource estimate for LDI is expected in the second quarter of 2011. In addition, the Company has identified three new mineralized areas, which it has named the Cowboy Zone, the Outlaw Zone and the Sherriff Zone. In the vicinity of the Offset Zone management believes mineralization related to the Cowboy and Outlaw zones might form horizons or layers within the complex host layered intrusion. From bottom (footwall) to top (hangingwall) the possible sequence could be Outlaw, Cowboy and Offset. The Sherriff zone is up-section from these zones and appears to cross-cut stratigraphically.

Roby Zone

The Company began mining the Roby Zone in 1993 using open pit mining methods. In April 2006, the Company began commercial production underground to access a higher grade portion of the Roby Zone. In 2007, the Company produced 286,334 ounces of palladium from the Lac des Iles mine, and in 2008 the Company produced 212,046 ounces of palladium up to October 29, 2008 when the mine was placed on temporary care and maintenance.

On October 21, 2008, the decision was made to temporarily place the Lac des Iles mine on care and maintenance, effective October 29, 2008, due to declining metal prices. On December 8, 2009, the Company announced its intention to restart underground operations at the Roby Zone. On April 14, 2010, the Company announced that it had resumed production at the Roby Zone. Payable palladium production from the Lac des Iles mine for the year ended December 31, 2010, totalled 95,057 ounces.

Offset Zone

The Offset Zone is located on the Lac des Iles property and was discovered by the Company’s exploration team in 2001. The Offset Zone is interpreted to be a fault displaced continuation of the Roby Zone mineralization. It is located below and approximately 250 metres south west of the Roby Zone.

During the third quarter of 2010, following the release of the results from a third party Scoping Study, the Company announced its Lac des Iles mine expansion plans with the objective of achieving a seamless changeover from mining in the Roby Zone (via ramp access) to the Offset Zone (via shaft access).  The Board of Directors of the Company approved an additional $35 million in related capital expenditures for the remainder of 2010. Total capital expenditures prior to commercial production by the end of the fourth quarter 2012, are estimated at $204.1 million (including a contingency of $24.6 million), most of which will be spent in 2011. Capital expenditures for development post commercial production were estimated at $71.9 million, including contingencies of $7.2 million.  Sustaining capital expenditures were estimated at $7.9 million.

In 2010, 163 holes totalling 58,025 metres were completed on the Offset Zone.  The results were positive and confirmed that the Offset Zone is still open laterally and at depth.

Recent Discoveries

As a result of the Company’s extensive ongoing exploration program at the Lac des Iles mine, the Company has discovered additional mineralized areas, including the Cowboy Zone, the Outlaw Zone and a potential new zone called the Sheriff Zone. A primary focus of the exploration program will be continued exploration targeting these three new mineralized areas, which have not yet been included in the mine’s resources. The disclosure regarding these mineralized areas is conceptual in nature and there has been insufficient exploration to define a mineral resource in any of these areas. It is uncertain if further exploration will result in any of these areas being delineated as a mineral resource.

The Company expects to continue to invest in exploration to expand the reserves and resources at the Lac des Iles property. In 2011, the Company plans to spend approximately $8.8 million on palladium exploration, comprised of 32,000 metres of drilling, of which 25,000 metres will be at the Lac des Iles mine.

Cowboy Zone

On June 25, 2009, the Company announced the discovery of the Cowboy Zone, a new underground PGM zone at the Lac des Iles mine. The Cowboy Zone is located 30 to 60 metres to the west of the Offset Zone and was discovered in 2009 during infill drilling of the Offset Zone. This new discovery has the potential to extend Lac des Iles’ mine life. The first phase of the drilling campaign indicated that the zone extends for up to 250 metres along strike and 300 metres down dip from the Offset Zone. The assay results from the Phase 2 drilling extended the limit of the Cowboy Zone 50 metres farther to the north for a total strike length of 300 metres.

On January 25, 2010, the Company reported positive exploration results from its 2009 exploration program at the Lac des Iles property, including the best new intersection at the Cowboy Zone with 18 metres grading 8.91 g/t palladium.

On November 17, 2010 the Company reported positive exploration results from its 2010 exploration program, which involved drilling from the underground mine. Some of the best results at the Cowboy Zone include 5 metres grading 10.7 g/t palladium and 6 metres grading 7.5 g/t palladium.

Further drilling of the Cowboy Zone is planned for 2011.

Outlaw Zone

In 2009, a 750-metre long underground exploration hole, designed to test the contact of the Lac des Iles intrusion and the unmineralized country rock, intersected a significant interval of platinum group elements (“PGE”) mineralization to the west of the Offset Zone and the Cowboy Zone. Referred to as the Outlaw Zone, this new potential zone of mineralization is hosted by gabbro, like the Cowboy Zone.

On November 17, 2010 the Company reported positive exploration results from its 2010 exploration program, which involved drilling from the underground mine. The best new intersection at the Outlaw Zone was 6 metres grading 5.0 g/t palladium and 4 metres grading 4.3 g/t palladium.

Additional drill programs are planned to explore the lateral and vertical limits of the Outlaw Zone, and establish its orientation, geometry and internal continuity.

Sheriff Zone

In November, 2010, the Company announced the discovery of a new potential PGM zone called the Sheriff Zone, approximately 100 metres south east of the Offset Zone. The 2011 exploration program is expected to include 4,500 metres of drilling from surface targeting the Sheriff Zone to confirm the existence of this potential new zone.

West LDI

A surface exploration program in 2009 identified a mineralized area near surface and to the west of the Roby open pit. The 2010 surface drill program followed up on the historic and previous drill results of the mineralized zones adjacent to the Roby open pit. In 2009, 29 holes were completed from within 150 metres of the west wall of the open pit and a total of 5 holes were completed in 2010. A thorough compilation of all geological and assay results from the last three years indicated that there is insufficient mineralization at this time to support the development of an open pit to the west of the Roby open pit, however some of the ore may be available for underground operations in the future. Further drilling will be required to assess the viability of the mineralized area.

North VT Rim

In 2008, the Company conducted grassroots exploration work on the Lac des Iles property, including trenching at an area known as the North VT Rim. Additional work completed in 2009 included drilling 17 holes and digging and sampling 7 trenches on a 175-metre strike length along the north margin of the Mine Block Intrusion. An eighth trench was excavated and sampled 40 metres farther to the east. The drilling and trenching results together indicate the presence of a zone of anomalous palladium assays which follows the contact with the Roby Zone to the east. Follow-up drilling, trenching and prospecting work was completed in 2010, and will continue in 2011.

Sleeping Giant Mine

On May 26, 2009, the Company acquired the Sleeping Giant gold mine through the acquisition of Cadiscor. In March of 2011, Cadiscor changed its name to NAP Quebec Mines Ltd. The Sleeping Giant gold mine is situated in the Abitibi region of Quebec, approximately 80 kilometres north of the town of Amos. The mine is a narrow vein underground mine that commenced production in 1988 and is accessible by a four-compartment production shaft with a total depth of 1,053 metres. A 200 metre deepening of the mine shaft and the development of three new mining levels is expected to be completed by the end of the second quarter of 2011. Until this development work at depth is completed, mining remains confined to stopes and mining levels mined by the previous operator.

The mine site also has a mill with a rated capacity of 900 tonnes per day. Capital improvements are planned for the SG mill to expand capacity to a nominal 1,250 tonnes per day. This capital expansion will include the necessary prep work to further expand the capacity to 1,750 tonnes per day should that become necessary in the future. The mill has the potential to serve as a regional mill for the Company’s other gold projects in the Abitibi region.

The Company restarted the mine on schedule and on budget and poured its first gold on October 6, 2009. In 2010, as the mine continued to ramp up, the mine produced approximately 17,695 ounces of gold. For the year, the average gold head grade at the mill was 5.9 g/t, with gold recovery of 96%. There are approximately 180 employees employed by the Sleeping Giant gold mine and mill.

During 2010, 194 drill holes were completed, totalling 38,000 metres.  Systematic drilling from underground has improved the Company’s understanding of several known zones and extended them to greater depths.

Vezza Project

Vezza is an advanced-stage exploration project situated 85 kilometres by paved road from the Sleeping Giant mine. The Vezza gold deposit historically underwent extensive exploration of 85,000 metres of drilling, and substantial underground development. The project, which has power at site, includes a three-compartment shaft with four underground levels down to a depth of 741 metres, a hoist, pollution control structures and a number of surface structures.

During the second quarter of 2009 the Company hired Scott Wilson RPA to prepare a NI 43-101 report for the project. The report, entitled “Technical Report on the Mineral Resource Estimate of the Vezza Project, Quebec” dated April 2, 2010 and filed on SEDAR on May 3, 2010 estimated that there were 190,000 tonnes of measured resources grading 6.1g/t Au (for 37,000 contained ounces), 1,320,000 tonnes of indicated resources grading 5.9 g/t Au (for 250,000 contained ounces) and 754,000 tonnes of inferred resources grading 5.0 g/t Au (for 121,500 contained ounces).

In 2010, the Company completed 74 drill holes from surface for a total of 12,105 metres. The shafts and underground drifts are currently being dewatered in order to conduct underground diamond drilling. A bulk sample of 40,000 tonnes is also scheduled for 2011. The Company is planning to spend $25.8 million to advance the Vezza project towards a production decision, which is anticipated by the end of 2011. If a positive production decision is made, these expenditures could be reduced by estimated pre-production revenue of $8.2 million.

Flordin Property

The Flordin property is located approximately 30 kilometres north of the town of Lebel-sur-Quévillion, Quebec and ten kilometres along trend to the southeast of the Discovery Project. In 2008, drilling on Flordin intersected several mineralized zones, expanding their lateral and depth dimensions and confirming the exploration potential of the property. During the last quarter of 2009, the Company hired InnovExplo to prepare a NI 43-101 resource estimate on the Flordin gold deposit. The report, entitled “Technical Report and Mineral Resource Estimate for the Flordin Deposit” dated and filed on SEDAR on March 31, 2010, estimated that there were 29,700 tonnes of measured resources grading 4.6 g/t Au, 649,200 tonnes of indicated resources grading 4.24 g/t Au and 1,451,400 tonnes of inferred resources grading 3.63 g/t Au.

The Company conducted a significant drilling program in 2010, consisting of 212 holes totalling 25,720 metres.  All of the drilling was completed from surface to a depth of up to 100 metres. Results from the 2010 program are still pending and an updated estimate of mineral resources is anticipated in 2011.

Discovery Project

The Company’s Discovery Project is located approximately 35 kilometres northwest of the town of Lebel-sur-Quévillon, Quebec, ten kilometres northwest of the Flordin Property and approximately 70 kilometres from the Sleeping Giant mine.  This advanced exploration property is comprised of 124 contiguous mining claims covering 3,351 hectares.  NAP Quebec engaged InnovExplo Inc. (“InnovExplo”) to prepare a NI 43-101 resource estimate and scoping study on the project, which was issued on August 1, 2008 (the “Discovery Report”).  The Discovery Report estimated that there were 3,109 tonnes of measured resources grading 8.95 g/t (for 1000 contained ounces), 1,278,973 tonnes of indicated resources grading 5.74 g/t (for 236,000 contained ounces) and 1,545,500 tonnes of inferred resources grading 5.93 g/t (for 294,000 contained ounces).  The 2008 scoping study concluded that the Discovery Project could produce 44,000 ounces of gold per year for four years at an $850 gold price.

In 2010, 40 drill holes totalling 25,495 metres were completed. Drilling was aimed at extending the 1200E zone, which was not considered in the Discovery Report. An updated estimate of resources is expected in the second quarter of 2011.

The Flordin and Discovery gold deposits are related to a large regional fault structure called the Casa Berardi-Cameron Shear.  This gold bearing structure has broad similarities to other large regional fault structures in the Abitibi region such as the Cadillac Break and Destor-Porcupine Fault, but is much less well exposed due to cover related to the last ice age.

Dormex Property

The Dormex Property is located adjacent to the Sleeping Giant mine and mill. In the fourth quarter of 2010, the Company completed a major reverse circulation drill program of 3,064 metres in order to better delineate overburden gold anomalies. In addition, the exploration program included ground and airborne geophysics which were completed in late 2010. The Company drilled nine conventional holes for a total of 4,206 metres.  Logging and analysis of the 2010 work is ongoing and results are expected to be released in 2011.

Shebandowan Property

On December 10, 2007, the Company earned a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an option and joint venture agreement with Vale Inco. The properties contain a series of nickel copper-PGM mineralized zones and the land package totals approximately 7,974 hectares. These properties are located 90 kilometres west of Thunder Bay, Ontario, and approximately 100 kilometres southwest from the Company’s Lac des Iles mine. Vale Inco retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate equal to 200 million pounds of nickel and other metals.

The Shebandowan West Project lies within the western portion of the Shebandowan Property, encompasses three shallow mineralized zones known as the West, Road and “D” zones, all of which are located at shallow depths immediately to the west of the former Shebandowan mine in an area known as the Shebandowan West district. The Shebandowan West Project’s nickel copper-PGM mineralization is believed by management to represent the western extension of the Shebandowan mine orebody.  The former Shebandowan mine, which was in operation from 1972 to 1998, produced 8.7 million tonnes of ore at grades of 2.07% nickel, 1.00% copper and approximately 3.0 grams per tonne PGM and gold. A technical report in compliance with NI 43-101 disclosing the results of a mineral resource estimate by an independent qualified person was filed on October 26, 2007.

In 2010, the Company and Vale Inco conducted a large ground geophysical survey on the Shebandowan West Project. Preliminary results support further exploration work on the property and the parties approved an 8-hole, 3,000 metres drilling program that was completed by the end of the year. The drill campaign was completed without significant results. In 2011, the parties will reassess the potential of the Shebandowan West Project.

Grassroots Exploration and Corporate Development

In addition to its operating mines and advanced exploration projects described above, grassroots exploration is an important part of the Company’s growth strategy.  As part of its development strategy, the Company intends to acquire additional mining properties, where such transactions are economically and strategically justified.

The Company examines PGM and gold opportunities, particularly the exploration potential around the Company’s Lac des Iles and Sleeping Giant mines. Management continues to believe that the Company is well positioned to partner with other PGM exploration companies in Canada, given the existing infrastructure at the Lac des Iles mine and the Company’s years of experience in mining PGM deposits. Since acquiring the Sleeping Giant mine and regional mill in 2009 and the Vezza Project in 2010, the Company may also consider corporate transactions with gold companies that support the Company’s goal of becoming a mid-tier precious metals producer. From time to time, the Company enters into confidentiality agreements with junior mining companies or individual prospectors to assess the prospective nature of their land holdings.

Legris Lake, Moose Calf and Kukkee

In addition to the Company’s wholly-owned 30,000-acre land package surrounding the Lac des Iles property, the Company has an option to acquire 100% of the Legris Lake PGM property (located adjacent to the south east portion of Lac des Iles). In 2010, the Company also entered into option agreements for the Moose Calf and Kukkee gold properties located west of Thunder Bay near McGraw Falls.

Mineral Reserve and Mineral Resource Tables

The table below sets forth estimated mineral resources as set out in: the LDI Report for the Lac des Iles Mine, adjusted for production as at December 31, 2010; the SG Report for the Sleeping Giant mine, adjusted for production as at December 31, 2010; for the Vezza Project, as at April 2, 2010; for the Discovery Project, as at August 1, 2008; for the Flordin Property, as at February 23, 2010; and for the Shebandowan West Project, as at August 9, 2007, in each case as calculated pursuant to NI 43-101.

North American Palladium - Mineral Reserve Estimates
									Contained Ounces
			Tonnes	Pd	Pt	Au	Cu	Ni	Pd	Pt	Au
Mineral Reserve		Category	(000's)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000's)	(000's)	(000's)
Lac des Iles	Roby Zone	Proven	549	7.03	0.39	0.29	0.06	0.07	124	7	5
		Probable	586	6.73	0.39	0.30	0.06	0.08	127	7	6
		Total	1,135	6.87	0.39	0.30	0.06	0.07	251	14	11
Sleeping Giant		Proven	91	-	-	8.9	-	-	-	-	26
		Probable	96	-	-	9.8	-	-	-	-	30
		Total	187	-	-	9.4	-	-	-	-	56
* Please refer to Notes on Mineral Reserve and Mineral Resource Tables							Proven		124	7	31
							Probable		127	7	36
							Total		251	14	67

North American Palladium - Mineral Resource Estimates
									Contained Ounces
			Tonnes	Pd	Pt	Au	Cu	Ni	Pd	Pt	Au
Mineral Resource		Category	(000's)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000's)	(000's)	(000's)
Lac des Iles	Open Pit	Measured	3,722	1.99	0.23	0.17	0.08	0.07	238	28	20
	Stockpile	Measured	718	2.08	0.20	0.17	0.06	0.08	48	5	4
	Open Pit	Indicated	2,565	2.20	0.24	0.18	0.08	0.07	181	20	15
	Stockpile	Indicated	13,365	0.97	0.12	0.08	0.03	0.06	417	52	34
	Roby Zone	Indicated	3,144	7.62	0.44	0.33	0.06	0.08	770	44	33
	Offset Zone	Indicated	8,628	6.29	0.42	0.40	0.11	0.14	1,745	117	111
		M&I	32,142	3.29	0.26	0.21	0.06	0.09	3,399	264	218
	Offset Zone	Inferred	3,322	5.70	0.35	0.23	0.07	0.10	609	37	25
Sleeping Giant		Measured	91	-	-	8.9	-	-	-	-	26
		Indicated	309	-	-	8.8	-	-	-	-	87
		M&I	400			8.8					113
		Inferred	243	-	-	12.9	-	-	-	-	101
Vezza		Measured	190	-	-	6.1	-	-	-	-	37
		Indicated	1,320	-	-	5.9	-	-	-	-	250
		M&I	1,510	-	-	5.9	-	-	-	-	287
		Inferred	754	-	-	5.0	-	-	-	-	122
Discovery		Measured	3	-	-	9.0	-	-	-	-	1
		Indicated	1,279	-	-	5.7	-	-	-	-	236
		M&I	1,282	-	-	5.7	-	-	-	-	237
		Inferred	1,546	-	-	5.9	-	-	-	-	295
Flordin		Measured	30	-	-	4.6	-	-	-	-	4
		Indicated	649	-	-	4.2	-	-	-	-	88
		M&I	679	-	-	4.2	-	-	-	-	92
		Inferred	1,451	-	-	3.6	-	-	-	-	169
Shebandowan		Measured	368	1.19	0.37	0.22	0.66	0.89	14	4	-
		Indicated	924	1.05	0.33	0.23	0.60	0.92	31	10	-
		M&I	1,292	1.09	0.34	0.23	0.62	0.91	45	14	-
		Inferred	171	0.97	0.27	0.18	0.61	1.11	5	1	-
* Please refer to Notes on Mineral Reserve and Mineral Resource Tables							Measured		300	36	93
							Indicated		3,144	242	856
							M&I		3,444	278	949
							Inferred		614	38	711

Notes on Mineral Reserve and Mineral Resource Tables:

The classification system used herein conforms with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system.  U.S. investors should refer to pages 3-4 of this Annual Information Form for an overview on how Canadian standards differ significantly from U.S. requirements.

Pd, Pt and Au ounces are stated as contained ounces. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade.  Metallurgical recoveries for gold at the Sleeping Giant mine were approximately 95.5% in 2010.  At the Lac des Iles mine, historical recoveries when the mine was run as an open pit and underground operation were approximately 75% for palladium, 65% for platinum and 75% for gold. In 2010, when the Lac des Iles mine resumed as an underground only operation, metallurgical recoveries improved to 80.8% for palladium, 74.2% for platinum and 77.2% for gold.

Lac des Iles
Mineral Reserves and Mineral Resources for the Lac des Iles mine were estimated as of June 30, 2010 by Scott Wilson RPA and updated by David Penna, P.Geo., an employee of the Company and a Qualified Person under 43-101 to: (i) to reflect depletion from production as of December 31, 2010; and (ii) to add mineral reserves from the crown pillar, supported by an internal engineering report.  The following cut-off grades were used: (i) 1.8 g/t PdEq for the Roby open pit, within an optimized pit shell run below the current pit survey; (ii) 1.9 g/t PdEq for the mine stockpiles; and (iii) 5.8 g/t PdEq for the underground Roby Zone and the Offset Zone.  These cut-off grades were determined under the assumption that a production rate of 14,000 tpd.  Metal price assumptions of US$350/oz palladium, US$1,400/oz platinum, US$850/oz gold, US$6.50/lb nickel, and US$2.00/lb copper were used in the estimation of cut-off grade. A US$/Cdn$ exchange rate of 1.11 was also applied.

Sleeping Giant
Mineral Reserves and Mineral Resources for the Sleeping Giant mine were estimated as of December 31, 2009 by Vincent Jourdain, P.Eng., Ph.D, a qualified person under NI 43-101.  A long term gold price of Cdn.$850 per ounce was assumed.  Mineral Reserves are exclusive of Mineral Resources.  Grade capping was carried out on a vein-by-vein basis using the historical values of 60 g/t in zones 2, 7 and 9; 90 g/t in Zone 8; and 100 g/t in Zone 50.  Reserves were evaluated from drill hole results using the polygonal method on inclined longitudinal sections.  A specific gravity of 2.85 t/m3 was used.  Shrinkage Stopes the intersections are internally diluted (at zero grade) to minimum true thickness of 1.6 metres; for Long Hole or Room and Pillar stopes the intersections are internally diluted (at zero grade) to minimum true thickness of 1.8 metres.  An external dilution of 15% (at zero grade) and a mining recovery of 95% are applied to the Shrinkage stopes; an external dilution of 25% (at zero grade) and a mining recovery of 95% are applied to the Long Hole stopes; and an external dilution of 15% (at zero grade) and a mining recovery of 85% are applied to the Room and Pillar stopes.

Vezza
Mineral Reserves and Mineral Resources for the Vezza Project were estimated as of April 2, 2010 by Bernard Salmon and Peter Pelz of Scott Wilson RPA, as qualified persons under NI 43-101. Mineral Resources are estimated at a cut-off grade of 3 g/t Au using an average long-term gold price of US$1,000 per ounce and a US$/Cdn$ exchange rate of 1:1.11.

Discovery
Mineral Resources for the Discovery Project were estimated as of August 1, 2008 by InnovExplo.  A long term gold price of Cdn.$850 per ounce was assumed.  Mineral Resources for the Discovery Project were estimated using various cut-off grades, depending on the mining method applied.

Flordin
Mineral Resources for the Flordin Property were estimated as of February 23, 2010 by InnovExplo.  Mineral Resources were compiled using a cut off grade between 1.0 g/t Au and 7.0 g/t Au.

Shebandowan
Mineral Resources for the Shebandowan West Project were estimated as of August 9, 2007 by F.H. Brown, CPG, Pr. Sci. Nat., a Qualified Person under NI 43 101 using a cut-off grade of US$60.00 NSR and 18-month trailing average metal prices of US$300/oz Pd, US$750/oz Pt, US$400/oz Au, US$7/lb Ni and US$1.50/lb Cu.  The estimate assumes a net inventory to North American Palladium of 50% for the Shebandowan West Project. The Company’s interest is currently 50%, which could be reduced to 40% upon the exercise by Vale Inco of a claw-back right.

MINERAL PROPERTIES

The Company’s principal properties are the Lac des Iles Mine, the Sleeping Giant Mine and the Vezza Project.  Other projects include the Discovery Project, the Flordin Property, the Dormex Property, the Legris Lake Property and the Shebandowan West Project.  The following describes key aspects of the Company’s material properties. Please refer to the various reports prepared in accordance with NI 43-101 discussed below for a further description of these properties, including their location, accessibility, climate, local resources, infrastructure, physiography, geological setting, mineralization, past drilling programs and history.

Lac des Iles Mine
Overview

On September 30, 2010 the Company filed the Scoping Study and on November 29, 2010, the Company filed the LDI Report.  The authors of the Scoping Study and the LDI Report are “qualified persons” under NI 43-101 and are independent of the Company. An updated resource estimate for LDI is expected in the second quarter of 2011.

The following description of the Lac des Iles mine has largely been summarized from the Scoping Study and the LDI Report, which are available for review in Canada on SEDAR at www.sedar.com.  The section entitled “Recent Discoveries” has been prepared by the Company and reviewed by its qualified persons.

On October 21, 2008, the decision was made to temporarily place the Lac des Iles mine on care and maintenance, effective October 29, 2008, due to declining metal prices. On December 8, 2009, the Company announced that it would restart operations at the Lac des Iles mine. On April 14, 2010, the Company announced that it had resumed production at the Lac des Iles mine. Payable palladium production from the Lac des Iles mine for the year ended December 31, 2010, totalled 95,057 ounces.

On August 16, 2010, the Company announced positive results from the Scoping Study on the Offset Zone. On September 30, 2010, the Company filed the Scoping Study and given its results, the Board of Directors of the Company approved proceeding with development of the Offset Zone and an additional $35 million in related capital expenditures was allocated for the remainder of 2010 to advance the project. The Scoping Study estimated that total capital expenditures prior to commercial production would be $204.1 million including a contingency of $24.6 million. Commercial production from the shaft is expected in the fourth quarter of 2012.  Capital expenditures for development post commercial production were estimated at $71.9 million, including contingencies of $7.2 million.  Sustaining capital expenditures were estimated at $7.9 million. The Offset Zone ore will be processed at the Lac des Iles mill.

During the third quarter of 2010, the Company announced its Lac des Iles mine expansion plans with the objective of achieving a seamless changeover from mining in the Roby Zone (via ramp access) to the Offset Zone (via shaft access). During third quarter of 2010, the Company awarded the raiseboring contract to Redpath Mining for the shaft construction, and a contract to Cementation Inc. for drilling the pilot holes for the shaft and ventilation raise. Development work in 2011 will be focused on completing the shaft and ventilation raise bore; installing adequate ventilation at surface and underground; advancing the ramp towards the 4570 mine level; developing the 4790 mine level; constructing the head frame, hoist room and substation; and installing the hoists.

The Company signed a collective agreement with the United Steelworkers for unionized workers, which expires May 31, 2012. All senior positions of the Offset Zone project team have been hired and the team is onsite at Lac des Iles overseeing all aspects of the Offset Zone development.

Project Description and Location

The Lac des Iles property comprises approximately 86.4 square kilometres of mineral claims and leases. LDI holds title to the leases and claims. The Lac des Iles property is located at Latitude 49°10’ North, Longitude 89°37’ West, 85 kilometres northwest of the community of Thunder Bay in northwestern Ontario. The mine, mill and tailings impoundment area lie in the Boreal Forest ecoregion, characterized by typical northern Ontario forest with numerous lakes and beaver swamps.

The mine site straddles the Spruce River and the Dog River/Matawin Forests. The land surrounding the mine is Crown Land with limited access, and was historically used primarily for recreation, forest resource extraction, and trapping. The Lac des Iles mine is the only developed mine in the area. The mine area is part of a registered trap line.  LDI co-operates with the Sustainable Forest Licence holders, utilizing the area to ensure that marketable timber on the mine site is harvested.

LDI holds six mining leases comprising 3,513.2 hectares. Contiguous with these leases are 54 mineral claims consisting of 331 claim units covering 5,119.1 hectares, for a total property area of 8,633 hectares. LDI owns the surface rights most of the leases. LDI does not own the surface rights to any of the mineral claims.

In addition to the Company’s wholly-owned 30,000-acre land package surrounding the Lac des Iles property, LDI has recently signed an Option and Purchase Agreement pursuant to which the Company has the right to acquire a 100% interest in an additional 43 square kilometres of mineral claims. The claims, known as the Legris Lake PGM property, are located adjacent to the south east portion of the Lac des Iles property.

Royalties

Production from the Lac des Iles mine and any future production from the Offset Zone is subject to a royalty agreement with the Sheridan Platinum Group Inc. and John Patrick Sheridan (together, the “Sheridan Group”). Under the agreement, the Company is required to pay the Sheridan Group a net smelter return royalty equal to 5% of net cash proceeds received from concentrates and other products produced from mining operations on the Lac des Iles property. Net cash proceeds are calculated as proceeds from the sale of concentrates after deducting; (i) the costs of sampling, assaying, transporting and insuring the concentrate; (ii) smelter processing and refining charges and penalties (excluding the Company’s own processing costs); and (iii) all applicable taxes and royalties that must be paid in respect of the mining operations. If the Company elects to be paid for some or all of its payable metals in kind, the royalty obligation is then also payable in kind in respect of these metals.

Environmental Liabilities

Mining and processing operations involve many risks and hazards, including environmental contamination, which could result in environmental damage and/or liability. See “Risk Factors - The risks and hazards associated with mining and processing pose operational and environmental risks that may not be covered by insurance and may increase the Company’s costs.”

In addition, the Company’s business is subject to extensive environmental legislation. This legislation requires the Company to obtain various operating approvals and licenses and also imposes standards and controls. If the Company breaches this legislation, fails to obtain or maintain such operating approvals or licenses or breaches such standards or controls the Company may be subject to fines or other liabilities. See “Risk Factors – The Company is subject to extensive environmental legislation and the costs of complying with these applicable laws and regulations may be significant.”

The Company believes that its operations and facilities comply in all material respects with current legislation, and that it holds all necessary approvals and licenses for its operations at the Lac des Iles mine and for all of its planned expansion projects. However, compliance with existing and future legislation and for new mines and mills may require additional control measures and expenditures, which cannot be estimated at this time.

The Company is responsible for all costs of closure and reclamation at the Lac des Iles mine. The Company, in conjunction with the Ontario Ministry of Northern Development, Mines and Forestry (the “Ministry of Mines”), has established a trust fund (the “Fund”) pursuant to the Company’s mine closure plan for eventual clean-up and restoration of these sites. The mine closure plan calls for a total amount of $8.4 million to be accumulated in the Fund. Commencing in February 2001, the Fund, controlled by the Ministry, started to accumulate through monthly deposits of $100,000. At December 31, 2010, the Company had $8.4 million on deposit with the Ministry including accrued interest of $908,000. All current amounts required have been contributed as at December 31, 2010.

In addition, to the extent that the Company’s exploration activities at other projects disturb the land or some other environmental attribute, the Company may incur clean-up and other reclamation costs at such projects.

Mineral Assets

Currently, the major assets associated with the Lac des Iles mine are:

•	Underground Roby Zone Mineral Reserves.

•	Underground Offset Zone Mineral Resources, which have been the subject of a recently completed NI 43-101 Technical Report and Preliminary Economic Assessment (PEA).

•	Additional in-situ and stockpiled Mineral Resources associated with previous open pit mining.

•	15,000 tpd mill, a tailing management system, mine site infrastructure and mining equipment.

Permits

The Lac des Iles mine is a mature mine site that has followed the permitting procedures of the Ministry of Mines, the Ministry of Environment, and the Ministry of Labour, through their respective local offices in Thunder Bay, Ontario. LDI reports that all material permits are in place and are up-to-date for compliant operation of the mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Access to the site is via a paved provincial highway from Thunder Bay and then via a 15 kilometre all-weather private gravel road to the mine site. The site itself is served by well-maintained gravel surface roads.

Climate

The Lac des Iles area experiences hot summers, and cold, snowy winters. Maximum and minimum temperatures range from an extreme low of -30°C in the winter months to an extreme high of 38°C in the summer months. Winter lows of -30°C are not uncommon in January and February. Mean annual precipitation at the Lac des Iles property is approximately 714 millimetres. The area is snow-covered for approximately five and a half months per year, with monthly snowfalls ranging from 270 millimetres to 450 millimetres in winter. Prevailing winds at the Lac des Iles mine are from the northwest. The relative humidity ranges from 50% to 77%. Weather conditions are rarely severe enough to halt mining operations and generally the only issue is related to safe traction on the access roads and ramps within the open pit mine. Mill operations are enclosed and are therefore not exposed to the weather other than feed stocks. The Company does not budget for weather related shutdowns in the mines.

Local Resources

Thunder Bay is the major service center for northwestern Ontario and provides most of the services required by the mining operation. This includes an airport with regular daily service to and from major Canadian cities, rail connections, and ocean access via the Great Lakes and St. Lawrence Seaway.

Most mine and mill consumables including fuel, cement and propane are readily available in Thunder Bay. Due to the project’s proximity to Thunder Bay, the Lac des Iles mine has had recent success in hiring experienced staff and personnel with considerable mining and processing expertise. Most staff operate on a 4 day on / 3 day off or 7 day on / 7 day off shift. Contract miners operate on a 28 day in / 14 day out schedule.

Infrastructure

The main facilities are the new camp area, old camp area, main office, tire shop, old mill area, new mill area which includes the open pit shops, warehouse and operational offices, a shaft house and hoist room (under construction), open pit and stockpile area, underground portal and related ventilation accesses, and the tailings management facility. The new mill is rated up to 15,000 tpd. Revisions to the mill were made in 2008-2009 to optimize part time operation and metal recovery from higher grade underground ore feed.

A 324-person capacity camp and recreational complex was built in conjunction with the construction of the new mill. This facility was expanded in 2006 to accommodate the underground workforce and now has a 460-person capacity camp.

All purchasing is handled by the on-site staff, with regular freight movement between the Lac des Iles mine site and Thunder Bay. On-site warehouse space accommodates spares for open pit and underground mining as well as milling operations. The trucking contractor maintains a transhipping warehouse in Thunder Bay for Lac des Iles material. Road access to the site is adequate for moving in most materials, including oversize mining equipment.

Underground infrastructure includes a portal in the pit, ramp, 14 levels, ventilation raises and mobile equipment fleet for open pit and underground.  A shaft is currently under construction.

Tailings from the mill are deposited at the tailings management facility (“TMF”) which has been operating since 1990. The TMF is an industrial waste impoundment structure, where erosion is minimized, runoff is managed, water is returned to the mill facility as needed and excess water is stored until it can be treated and released. An expansion of the TMF through construction of the South TMF was nearing completion when the mine was placed on care and maintenance. Now expanded, 1.37 million m2  was added and the TMF is expected to have sufficient capacity to hold all of the tailings generated until the end of mine life of the Roby Zone and the commencement of development of the Offset Zone.  Additional rock lifts are contemplated to increase the storage capacity of the TMF.

Waste dumps and ore stockpiles of various grades have been established on surface near the concentrator facilities. One significant aspect is that the waste rock from pit walls is relatively benign and classified as non-acid generating. Similar waste rock from the underground workings is placed as fill in the mined underground stopes.

Water and sewer services are supplied independently for each facility and are considered by the Company to be adequate for current needs. Expansion of potable water and sewer services were completed for the underground workforce additions. Electrical power is supplied by Hydro One via a 118 kV line to a main substation on site. Site distribution is maintained by Lac des Iles and consists of 4,160 V overhead lines around the site. There is a services agreement with the provincial utility currently in place.

The current processing plant at Lac des Iles mine has been in operation since 2001. The mill is a conventional flotation operation with semi-autogenous (“SAG”) and ball milling, followed by three stages of flotation and two stages of regrind. The final product is a bulk copper/nickel concentrate with high PGM values. Mill flotation was redesigned after suspension of processing in March 2008. For the year ended December 31, 2010 the mill processed 649,649 tonnes or ore at an average of 6,564 tonnes per day.

Physiography

The Lac des Iles mine is located in northwestern Ontario which lies within the Superior Province of the Canadian Precambrian Shield, a boreal forest region typified by black spruce, birch, poplar and jack pine, and low areas of numerous lakes and treed swamps. Drainage is poorly integrated and generally south to Lake Superior. Local land use is primarily forestry related. The topography of the site is favourable for the placement of facilities, being generally of low relief. Elevations on the property range from 418 metres above sea level to 550 metres above sea level, exclusive of the open pit.

History

Significant palladium mineralization was first discovered in the Roby Zone in 1963 by prospectors. Various exploration programs were undertaken over the next 25 years by a number of companies.

In 1990, Madeleine Mines Ltd. developed the property. After intermittent production and continuing capital expenditures, commercial open pit production of the Roby Zone was achieved in December 1993. The Company was formed as an outcome of corporate reorganization. In 2000, the Company commenced an expansion program at the Lac des Iles mine and a new mill was commissioned in the second quarter of 2001, which achieved its nominal rated 15,000 tonnes per day throughput in August 2002.

From 1999 to 2001, the Company carried out an extensive exploration drilling campaign that identified mineralization at depth, below the ultimate pit bottom. The drilling identified two zones with potential for underground mining: the Main High Grade Zone and the Offset Zone.

A major Phase 4 push back of the south and east pit wall was undertaken in 2004-2005, with waste removal of upper benches completed in 2005. In 2006, the open pit mine was redesigned to address south wall slope stability issues. This pit redesign was finalized in September 2006.

Roby Zone

The Company began mining the Roby Zone in 1993 using open pit mining methods. Underground mining commenced in April 2006 to access a higher grade portion of the Roby Zone. Payable palladium production from the Lac des Iles mine for the year ended December 31, 2010, totalled 95,057 ounces.

Offset Zone

The Company’s exploration team discovered the Offset Zone in 2001. An extensive infill drilling program was completed in 2009. Located on the Lac des Iles property, the Offset Zone was interpreted to be a fault displaced continuation of the Roby Zone mineralization and is located below and approximately 250 metres to the south west of the Roby Zone.

The Offset Zone has significantly more mineral resources than the current underground mine at the Roby Zone and remains open along strike to the north and south, and at depth. An underground drilling program and a preliminary economic analysis are underway with the objectives of increasing the tonnage and grade of the upper portion of the Offset Zone, upgrading indicated resources to probable reserves, assessing the optimal mining and milling configuration, and assessing the economics of developing the upper portion of the Offset Zone.

Drill programs were completed in 2010 to increase confidence in existing mineral resources and to delineate more resources. Potential exists to add new resources along strike to the north and south and down-dip. Thus far the Offset Zone has been traced to a depth of 1,300 metres below surface, and along a strike length of approximately 600 metres.

Geological Setting

Regional Geology

The Lac des Iles area is underlain by mafic to ultramafic rocks of the Archean Lac des Iles Intrusive Complex. These rocks have intruded granites and greenstones of the Wabigoon Subprovince of the Superior Province. The Lac des Iles Intrusive Complex lies immediately north of the Wabigoon Quetico subprovince boundary, which extends some 300 kilometres from Rainy Lake to Lake Nipigon. The Lac des Iles Intrusive Complex is the largest of a series of mafic and ultramafic intrusions that occur along the boundary and which collectively define a 30 kilometre diameter circular pattern in the Lac des Iles mine area.

Local Geology

The mine lies in the southern portion of the Lac des Iles Intrusive Complex, in a roughly elliptical intrusive package measuring 3 kilometres long by 1.5 kilometres wide. These rocks, locally termed the Mine Block Intrusion (‘‘MBI’’), comprise a very wide range of textures and mafic and ultramafic compositions. The MBI is host to a number of PGM deposits, and the most important of these is the Roby Zone. The Roby Zone consists of three subzones: the North Roby Zone, the High Grade Zone and the Breccia Zone. The principal rock types in the Roby and Offset Zone areas include East Gabbro (EGAB); Heterolithic Gabbro Breccia (HGABBX); Varitextured Gabbro (VGAB); Gabbro (GAB); Magnetic Gabbro (MTGAB); Pyroxenite (PYXT); Gabbronorite (GN); Gabbronorite Breccia (GNBX) and dykes.

Property Geology

High Grade Zone mineralization is hosted mainly within a portion of a 15 metre to 25 metre thick unit of occasionally sheared PXN/melanogabbro. A host to high-grade PGM mineralization, it is located in the east central portion of the Roby Zone, bounded by the barren EGAB hangingwall and HGABX hosted Breccia Ore to the west. The High Grade Zone is primarily confined to a 400 metre long segment of the PXN, although it does extend northward into the gabbro norite. The High Grade Zone, striking north northwest was thought to be terminated down dip by a relatively shallow dipping fault, the Offset Fault.

Below this structure, the Offset Zone, a higher grade zone similar to the High Grade Zone, has been intersected in drill holes, where it was interpreted to be displaced down and approximately 300 metres to the west. Within the wireframed Offset Zone, the palladium mineralization is hosted in approximately 37% heterolithic gabbro breccia, 32% pyroxenite, 16% gabbro and gabbro breccias. Approximately 3% of the zone is occupied by late dikes (dilution).

Exploration

The Offset Zone was discovered in 2001 and 39 holes (35,363 metres) were drilled in, and immediately above, the zone during 2000 and 2001. Geological interpretations of available data were initiated and a large east west striking oblique-slip fault with an offset throw of 300 metres (to the southwest) was interpreted to displace the down plunge extent of the high grade ore. Two holes for 2,783 metres were drilled in the zone in 2003 and 2004. Fifteen additional holes (18,230 metres) were drilled in 2005.

As of 2005, drill hole intercepts within the Offset Zone were generally spaced at 120 metres to 140 metres. The 2006-2007 infill drilling program was designed to tighten the spacing to approximately 50 metres by 50 metres in and around some of the wider intercepts. Eight wedge offset holes (5,663 metres) were drilled from two surface holes to fill in on certain sections and close the hole spacing, allowing for classification of some of the inferred resources as indicated resources.

In 2008, the Company carried out additional surface drilling totaling 18,988 metres in 31 holes that focused on exploring targets on the MBI and on the Southeast Breccia Zone situated adjacent to the southeast corner of the open pit, with two holes drilled in the Offset Zone totaling 2,284 metres.

Drilling in 2009 totaled 41,590 metres in 86 holes as part of Phase 1 and 2 fill-in for the Offset Zone.  Exploration drilling and stripping/trenching was also carried out on a number of other palladium mineralized zones in the MBI. These zones have been explored intermittently since as early as the 1960s.

The Company commissioned a scoping study for the Offset Zone in 2009 that was completed on September 30, 2010 as a NI 43-101 Technical Report and Preliminary Assessment.

Mineralization

PGM, gold and base metal mineralization in the Lac des Iles intrusion occur in both primary and secondary environments within sulphide and silicate minerals. Mineralization appears to be predominantly strata-bound along the contact between the East Gabbro and the mineralized Heterolithic Gabbro Breccia. Within the Heterolithic Gabbro Breccia, there is a high grade core typically constrained to an easily recognized ultramafic unit known as the Pyroxenite (“PXN”).

Visible PGM mineralization is rare to nil, and difficult to predict. Palladium and platinum mineralization within the High Grade Zone consists primarily of fine-grained PGM sulphide, braggite and telluride minerals, merenskyite and kotulskite. Higher PGM grades (mean –7.89 g/t palladium, maximum –55.95 g/t palladium) occur in those portions of the PXN that are altered to an assemblage of amphibole (anthophyllite actinolite hornblende)-talc-chlorite.

The PGM tenor is not proportional to the sulphide content, and samples free of visible sulphide often contain more than 10 g/t palladium. The high-grade mineralisation is located primarily within the western, highly altered portion of the pyroxenite unit. The higher grade is not restricted to the PXN as it commonly straddles the PXN/gabbro breccia contact to depths exceeding 250 metres.

Platinum group and chalcophile elements occur in variable amounts in almost every ore type within the Roby Zone. The majority of PGMs either occur within sulphides or are associated with sulphides at sulphide silicate boundaries, occurring as discrete mineral inclusions within secondary silicates of altered rocks.

Drilling

The Lac des Iles property has been subjected to numerous drill campaigns since the early 1960s. From May 1997 to May 2001, Matawin Mineral Exploration Inc., under contract to LDI, managed the exploration and drilling programs on the property. In May of 2001, the Company established its own metals exploration division. A variety of contractors have carried out drilling on the property since then.

The 2007 and 2008 Lac des Iles diamond drilling programs were conducted from both underground and surface, targeting two different portions of the Offset Zone. Both drilling programs were contracted to Bradley Brothers Drilling of Rouyn-Noranda, Quebec, which supplied two electric underground LM-90 diamond drills and one hydraulic surface VD-5000 diamond drill.

The surface drill hole database for the 2006 resource estimates for the Roby open pit and underground mine block models consisted of 1,128 drill holes totalling 355,513.17 metres. The database also included twenty-four 2005 series underground holes (6,155,8 m), stockpile sampling holes (79 for 3,837.2 m), 23 channel samples taken west of the pit, and a water hole.

Drilling in the 1970s was AQ diameter core (27 mm). LDI drilling prior to 1999 was BQ with a core diameter of 36.5 mm and since 1999 has been NQ core at 47.6 mm. Since 2006, the NAP Exploration department has recorded core recovery on the drill logs. Core recovery is excellent throughout the deposit and is reported to average close to 100%. Because of length of surface drill holes and underground access with respect to the Offset Zone location, drill holes intersect the zone at generally oblique angles such that core sample length across the zone is generally longer than the true thickness of the mineralization.

The resources of the Offset Zone have been delineated by 188 diamond drill holes totalling 126,078 metres. Drilling in the zone has used NQ wireline, with a core diameter of 47.6 mm. There are 154 intercepts totalling 4,077.72 metres in 132 holes in the Offset Zone (including eight wedge holes). Average intercept core length is 26.5 metres. Drill holes intersect the zone at acute angles in the vertical plane of approximately 49° to 35°. For underground fan drill holes, intersections are also oblique up to 45° in the horizontal plane, resulting in intercept widths wider variably than true widths.

Sampling, Analysis and Security

In 2004, a series of nine diamond drilling, core logging and sampling related procedure manuals were compiled by the Company’s exploration department for use at the Lac des Iles mine. The Core Cutting and Splitting Manuals were last updated in 2007 and the exploration protocols are currently being revised.

Upon delivery to the core shack, the core boxes are sorted and tagged. The core is digitally photographed and images are archived in JPG format. Geotechnical data including rock quality designation measurements are collected in Excel format by geological technicians. Water immersion specific gravity and magnetic susceptibility measurements are collected every 30 metres down hole, with six-metre intervals taken within the mineralized zone.

Samples are generally marked at one-metre intervals but may be dependent upon lithological, mineralogical, structural alteration and mineralization factors observed by the geologist during core logging. Sampling of the Offset Zone starts within the East Gabbro hangingwall, at least five metres prior to the Offset Zone contact, and continues through the footwall breccia to the end of hole. Any other zones of interest (e.g. pyroxenite-rich breccias) in the hangingwall are also sampled. Sample intervals within the main mineralized zones are generally split (except for infill drilling, which is whole core sampled) using a fresh water diamond saw or a hydraulic splitter. Technicians are responsible for core halving, bagging, tagging and inserting the pre-numbered quality assurance and quality control samples into the shipping bags. Core logging and sampling information is entered into a Century Systems database using DHLogger.

The sample preparation and assay procedures used by Accurassay are as follows:

•	Core sample numbers are entered into the local laboratory information management system (LIMS).

•	Samples are dried, if necessary.

•	Samples are jaw crushed to -8 mesh (2.36 mm).

•	A 250 g to 400 g cut is taken by riffle splitting, with the balance stored as coarse reject.

•
The above cut is plate pulverized to 90% -150 mesh (106 μm), and then matted to ensure homogeneity. Silica sand is used to clean out the pulverizing dishes between each sample to prevent cross-contamination.

•
For precious metal assay, a one assay ton pulp split (± 30 g) is mixed with a lead-based flux and fused in a muffle oven. The resulting lead button is placed in a cupelling furnace where all of the lead is absorbed by the cupel.

A silver bead, which contains any gold, platinum, and palladium, is left in the cupel. Once the cupel has been removed from the furnace and cooled, the silver bead is placed in a labelled small test tube and digested using a 1:3 ratio of nitric acid to hydrochloric acid. The samples are bulked up with 1.0 mL of distilled de-ionized water and 1.0 mL of 1% digested lanthanum solution for a total volume of 3.0 mL. The solution is cooled and vortexed and then allowed to settle. Analysis for gold, platinum, and palladium is then done using AA. The AA unit is calibrated for each element using the appropriate ISO 9002 certified standards in an air-acetylene flame.

For base metal assay, pulps are digested using a multi-acid digest (nitric acid, hydrofluoric acid, hydrochloric acid). The samples are bulked up with 2.0 millilitres of hydrochloric acid and brought to a final volume of 10.0 millilitres with distilled de-ionized water. The samples are vortexed and allowed to settle and then analyzed for copper, nickel, and cobalt using atomic absorption spectroscopy.

The results for the atomic absorption are checked by the technician and forwarded to data entry by electronic transfer, and a certificate is produced. The laboratory manager checks the data and validates it if it is error-free. The results are then forwarded to LDI by email and in hardcopy by mail. The Exploration Office in Thunder Bay maintains hardcopy laboratory certificates and digital copies on file, the latter stored by drill hole number. The digital analytical results are compiled, formatted, and imported into the master drill hole database.

Core samples are secured in the logging/sampling geology facility at the mine site and in a secure administration building/core facility in Thunder Bay. The mine itself has a gate house and barriers to restrict public access. Core samples are trucked by exploration staff or by Courtesy Courier from the mine and from the Thunder Bay office to the Actlabs laboratory in Thunder Bay. Check assays are carried out by SGS Minerals Services (Toronto), an accredited laboratory that is also independent of NAP.

Quality Control Measures and Data Verification Procedures

A comprehensive QA/QC program for assay validation is performed by the Company’s exploration staff including blanks, standard, and duplicates. Blank samples are inserted into the continuous sampling series. From 2007-2009 standard reference samples were inserted in random order into the sample stream hole by hole at a rate of one control per thirty samples. The results from blank control and reference standards analyses are processed by FUSION SERVER® software.

NAP uses MS Excel spreadsheets and Shewart plots generated in FUSION SERVER® to track the QA/QC results on a routine basis. Other limited data analysis is generally completed to quantify precision, accuracy, and sampling variance.

NAP Drill Hole Database Management

NAP has assigned a geologist as the manager responsible for the Drill Hole Database and related QA/QC analysis. In the past, core logging and sampling information was entered directly into a customized MS Access drill log form with automatic data restrictions and error validation routines. Accurassay submitted assay results electronically via email to the Lac des Iles mine site, with hardcopies by mail to the NAP Exploration office in Thunder Bay. Further validation and error checking was completed visually, in MS Excel, and using Gemcom Desktop database software. Final drill hole log reports were generated from the entered data and stored both as a hardcopy and in digital PDF. SG data is stored in MS Excel files. Currently, geotechnical and geological core logging are done on paper forms, entered into DHLogger® and transferred to FUSION SERVER® (both Century Systems software) which manages the drill hole data, can be queried, and can export data to the various import formats required by industry-standard mining software or to Microsoft SQL Server and Oracle databases.

Mineral Reserve and Mineral Resource Estimates

The mineral reserve and mineral resource estimate and underlying assumptions for the Lac des Iles mine are set out above. See “Description of the Business and General Developments - Mineral Reserve and Mineral Resource Tables” beginning on page 17.

Mining Operations

Open pit mining activities commenced at the Lac des Iles mine in 1993 while underground operations began in 2006. On October 29, 2008, NAP placed both surface and underground operations on a care and maintenance program due to rapidly declining palladium prices. In March 2010, NAP opted to resume underground mining operations at the site as a result of improving palladium prices. Open pit operations continue to be on a care and maintenance program.

Underground ore is extracted from the down-dip extension of the Roby Zone. The Roby Zone’s higher-grade core formed previous underground reserves. The extension of the Roby Zone lies below the ultimate pit bottom at an elevation of 5,285 masl, and extends to an elevation 4,840 masl, for a total dip length of 440 metres. In general, the Roby Zone underground ranges in thickness from two metres to 34 metres, averaging 11 metres, and dips at 70° to 80°, flattening to less than 60° in some areas.

For the most part, operating and cost parameters at the Lac des Iles mine have been well established through previous operating experience.

Mining Method

The underground Roby Zone is accessed via a decline ramp with ramp grades ranging from -14% to -18%. Sublevels have been established off the ramp system every 20 to 30 vertical metres. The mining methods used are longitudinal and transverse long-hole open stoping. LDI previously adopted a non-recoverable rib and sill pillar design (rib pillars between stopes and sill pillars between mining horizons) in order to eliminate the need for backfilling. Unconsolidated waste rock is placed in mined-out stopes as required. Underground development is advanced using two hydraulic drill jumbos, one mechanized rocker bolter, and two long-hole production drills. Mucking activities are completed with both 8 yd3 and 11 yd3 load-haul-dump (LHD) units. Muck is picked up by LHDs and loaded into a fleet of haul trucks with capacities ranging from 30 tonnes up to 60 tonnes.

Underground ore is trucked up the ramp and stockpiled in the pit adjacent to the mine portal. Stockpiled ore is re-loaded into 190-t haul trucks and trucked to a gyratory crusher. Excess waste rock from development is trucked to an area of the pit near the mine portal for temporary storage.

Metallurgical Process

The Lac des Iles mine is a mature operation, where the metallurgical characteristics of the mill feed are well understood; however, the re-start of the processing plant on Roby Zone underground ore has required some plant retrofit and changes in processing strategy. Recent processing has resulted in higher concentrate grades and mill recoveries compared to historical figures, which is a reflection of mining of underground ore which is higher in grade. Prior to re-starting, the Lac des Iles mine sent approximately 200 kg of drill core samples from each of the Roby Zone underground and the Offset Zone to Xstrata Process Support (XPS) for metallurgical testing. Results are provided in an XPS report of June 4, 2010 that was filed with the Offset Zone Scoping Study.

Markets

The principal commodities at Lac des Iles mine are freely traded, at prices that are widely known. Concentrates are sold under contract to Xstrata at prices set according to the London Metal Exchange and Metal Bulletin.

Contracts

NAP recently renewed an offtake agreement with Xstrata that provides for smelting of LDI’s bulk Ni-Cu-PGE concentrate at Xstrata’s smelter in Falconbridge, Ontario, followed by refining at Xstrata’s Nikkelverk facility in Kristiansand, Norway. Concentrate is delivered to the Falconbridge smelter in 100 tonne to 200 tonne lots using 40 tonne highway trucks. The contract expires in 2012 and the Company is reviewing its options for one or more long-term offtake agreements.

Other contracts in place at Lac des Iles mine include underground development and surface construction for the Offset Zone, exploration drilling, technical and environmental services and catering and camp services.

Environmental Considerations

Permits

Current permitting requirements for the Lac des Iles mine are similar to those required prior to the mine entering care and maintenance status in October of 2008. The only significant change to the site is a new tailings management facility, which was largely completed prior to the mine being placed on care and maintenance. The MNDMF requested an amendment to the Lac des Iles mine Closure Plan following LDI communicating their intent to construct the new South TMF. LDI has since filed an amended closure plan with the Ministry.

Mine Closure

In 2008, DST Consulting Engineering Inc. (“DST”) provided LDI with an updated closure cost estimate. Given the construction of the new, South TMF, DST increased all tailings-related closure costs by 44% to reflect the new size of the TMF. In addition, DST applied an inflation factor of 4% per annum to all costs. DST’s 2008 closure cost estimate was C$8,461,000. The MNDMF has received financial assurance totalling C$8,356,000. Post-closure monitoring costs of C$537,000 were estimated by DST in 2008. A total of C$642,000 was received by MNDMF in 2010 to cover the remainder of the estimated closure costs.

Taxes

An 11.75% Ontario Provincial income tax rate and a 16.5% Canadian Federal income tax rate apply to the operation, however, NAP reports that their accrued credit pools are such that they do not anticipate having to pay income taxes in the near future.

A royalty of 5% of the net smelter return has been included in the Company’s consolidated statement of cash flow with regard to payments to Sheridan Platinum Group of Companies.

Mine Life and Production Forecast

Under the current operating plan, the Lac des Iles mine is expected to produce a nominal 2,600 tpd of ore from underground operations. The mill is currently operated at 7,000 tpd on a batch basis with a schedule of two weeks on and two weeks off. The plant produces a bulk palladium/nickel/copper concentrate with precious metal credits. The concentrate is trucked to Sudbury, where it is sold to Xstrata under the terms of an off-take agreement. The off-take agreement was recently renewed with Xstrata and terms are similar to the previous agreement.

The Lac des Iles mine’s current life-of-mine plan assumes no production from the open pit. Prior to entering care and maintenance, the pit had a bench of mineralized material available for extraction. This bench has since been re-classified as an underground reserve. In March 2010, 24,840 tonnes of ore were extracted from the underground Roby Zone which was subsequently stockpiled and made available for processing at the mill. In April 2010, the mill was re-started and began processing stockpiled ore and new feed from the re-activated underground mine.

In 2010, 649,649 tonnes of ore was processed by the LDI mill at an average of 6,564 tonnes per operating day.

Milling Operations

In 2001, a mill facility was commissioned with a nominal design capacity of 15,000 tonnes per day.  Ore from the open pit and underground mine was crushed in a gyratory crusher and conveyed to a coarse ore stockpile. With the commissioning of the secondary crusher in 2004, the coarse ore stream could be split so that a portion was crushed in the secondary crusher producing a fine material feed which was then combined with the coarse feed. This mixture of coarse and fine material feeds the SAG mill to increase mill throughput. In 2005, modifications were made to the secondary crusher, including the installation of a slide gate and better control feed distribution. The ore was ground to a nominal P80 (the size of an opening through which 80% of the product would pass) of 74 microns in a conventional semi-autogenous mill/ball mill/pebble crusher (SABC) circuit. The ground ore then feeds a flotation circuit comprised of rougher/scavengers and three stages of cleaning. The processing operation utilized a conventional flotation technology to produce a palladium-rich concentrate that also contained platinum, nickel, gold and copper.  The flotation circuit in the old concentrator was connected to the new concentrator to provide additional cleaner flotation capacity. The final concentrate is thickened and dewatered using two pressure filters.

In 2008, up until the temporary shutdown of the mine, the concentrator processed 3,722,732 tonnes of ore or 11,419 tonnes per calendar day at an average palladium head grade of 2.33 grams per tonne and an average palladium recovery of 75.3%.  In 2007, the concentrator processed 5,006,383 tonnes of ore or 13,716 tonnes per calendar day at an average palladium head grade of 2.36 grams per tonne and an average palladium recovery of 74.8%.

The Company resumed operations in the underground portion of the Roby Zone and the milling operations have been similar to those used in the past, with reduced requirements on the crushing, grinding and flotation plants.  However, given that mining operations resumed only in the underground portion of the mine, the mill has operated at a lower throughput than that which was processed prior to the mine being placed on temporary care and maintenance in October 2008.

Production costs per tonne of ore milled were $62 in 2010. Due to the Lac des Iles mine closure, the Lac des Iles mill did not process any ore during the year ended December 31, 2009. Cash costs, which include direct and indirect operating costs, smelting, refining, transportation and sales costs and royalties, net of credits for by-products, were approximately U.S.$283 per ounce of palladium in 2009. Payable palladium production from the Lac des Iles mine for the year ended December 31, 2010, totalled 95,057 ounces.

The following table sets forth the tonnes milled and the metal production of the concentrate for each of the five years ended December 31, 2010:

	Year Ended December 31,
	2006(1)	2007	2008(2)	2009(2)	2010(3)
PALLADIUM
Ore milled (tonnes)	4,570,926	5,006,383	3,722,732	0	649,649
Head grade (g/t)	2.18	2.36	2.33	n/a	6.06
Recovery (%)	74.0	74.8	75.3	n/a	80.8
Mill Availability	86.5	91.1	88.4	n/a	96.3
Production (oz)	237,338	286,334	212,046	0	95,057
BY-PRODUCT METALS
Platinum (oz)	22,308	24,442	16,311	0	4,894
Nickel (lbs)	2,721,042	3,066,973	2,503,902	0	395,622
Copper (lbs)	5,155,588	5,536,044	4,623,278	0	658,013
Gold (oz)	17,237	20,092	15,921	0	21,718
___________
Notes:
(1)  The underground mine at Lac des Iles went into commercial production on April 1, 2006.
(2)  The Lac des Iles mine was placed on care and maintenance on October 29, 2008.
(3)  The mine resumed operations in April 2010 as an underground only operation.

Labour Matters

Employees at the Lac des Iles mine are either salaried or paid hourly. The hourly employees at the Lac des Iles mine are members of United Steelworkers of America, Local 9422. A new collective agreement was signed in January 2010, which expires on May 31, 2012.

The Company is dependent on a skilled labour force with experience and a knowledge base in the mining sector.  Whether as employees of the Company or independent contractors, this labour force is generally available to the Company from residents in the Thunder Bay area and the Abitibi region, although exploration and corporate office personnel have been recruited both locally and internationally.

Employees live at the mine site during their work rotation and most have homes in or near Thunder Bay, Ontario, a city of approximately 122,000 people with an international airport, rail service and port facilities on Lake Superior.  The Company has a workforce of approximately 196 employees at the Lac des Iles mine. All senior positions of the Offset Zone project team have been hired and the team is onsite at Lac des Iles overseeing all aspects of the Offset Zone development. Management estimates that the required workforce for the Offset Zone Project during the construction phase will total approximately 18 employees and 465 contractors at its peak, including supervision, engineering and geology staff, as well as contractor employees in mine development and other services.

Sleeping Giant Mine
Overview

On March 31, 2010 the Company filed the SG Report. The author of the SG Report is a “qualified person” under NI 43-101. The following description of the Sleeping Giant mine has largely been summarized from the SG Report, which is available for review in Canada on SEDAR at www.sedar.com.

IAMGOLD Corporation (‘‘IAMGOLD’’) held 100% of the mineral rights, claims and interest of the Sleeping Giant mine after acquiring it from Cambior Inc. (‘‘Cambior’’) in November of 2006. In October 2007, Cadiscor signed an agreement with IAMGOLD in order to acquire mineral rights at the end of IAMGOLD’s planned production. Cadiscor completed the acquisition of a 100% interest in the Sleeping Giant mine and related milling facilities from IAMGOLD on October 31, 2008. On May 26, 2009, the Company acquired all of the issued and outstanding shares of Cadiscor pursuant to a plan of arrangement under the CBCA. In March of 2011, Cadiscor changed its name to NAP Quebec Mines Ltd. NAP Quebec is a wholly-owned subsidiary of the Company.

In December 2007, NAP Quebec commenced a 19,000-metre underground exploration program at the Sleeping Giant mine at a cost of $2.4 million to test the continuity of a gold zone below the deepest developed mine level (975 metres).

The Company successfully restarted the mine on schedule and on budget and poured its first gold on October 6, 2009. In 2010, as the mine continued to ramp up, the mine produced approximately 17,700 ounces of gold. For the year, the average gold head grade at the mill was 5.9 g/t, with gold recovery of 96%.

A 200 metre deepening of the mine shaft is expected to be completed in the second quarter of 2011, following which development work will commence on the three new mining levels. Until this development work at depth is completed, mining remains confined to stopes and mining levels mined by the previous operator.

Project Description and Location

The Sleeping Giant property is located 80 kilometres north of the town of Amos, Quebec and at the junction of the Maizeret, Glandelet, Soissons and Chaste townships. The property covers an area of 3,141 hectares and is composed of four mining leases and 69 mining claims surrounding the mining infrastructures. NAP Quebec holds a 100% interest in the property.

Provincial highway 109, which connects Amos and Matagami, passes less than 1 kilometre east of the mine site. Overburden thickness varies between 15 and 60 metres with an average of 30 metres. The landscape is relatively flat and lightly timbered. It is limited to the west and south by the Harricana and Coigny Rivers.

Royalties

Gold production from the Sleeping Giant mine was subject to a 1% net smelter return royalty in favour of IAMGOLD. On October 7, 2009 the Company exercised its right to buy back the royalty upon making a payment of $1 million to IAMGOLD. The property is also subject to a 1.5% net smelter return royalty in favour of IAMGOLD for any base metals produced from the Sleeping Giant mine provided that a technical report prepared in accordance with NI 43-101 demonstrates the existence of more than 5 million tonnes of measured and indicated resources on the property. Royalty obligations also exist on certain claims located on the Sleeping Giant property but none of these are situated on claims that form part of Sleeping Giant’s mining operations.

Environmental Liabilities

Mining and processing operations involve many risks and hazards, including environmental contamination, which could result in environmental damage and/or liability. See “Risk Factors - The risks and hazards associated with mining and processing pose operational and environmental risks that may not be covered by insurance and may increase the Company’s costs.”

In addition, the Company’s business is subject to extensive environmental legislation. This legislation requires the Company to obtain various operating approvals and licenses and also imposes standards and controls. If the Company breaches this legislation, fails to obtain or maintain such operating approvals or licenses or breaches such standards or controls the Company may be subject to fines or other liabilities. See “Risk Factors – The Company is subject to extensive environmental legislation and the costs of complying with these applicable laws and regulations may be significant.”

The Company believes that its operations and facilities comply in all material respects with current legislation, and that it holds all necessary approvals and licenses for its operations at the Sleeping Giant mine and for all of its planned expansion projects. However, compliance with existing and future legislation and for new mines and mills may require additional control measures and expenditures, which cannot be estimated at this time.

The Company, in conjunction with the Ministère des Ressources naturelles et de la Faune, has established a trust fund pursuant to the Company’s mine closure plan for eventual clean-up and restoration of the Sleeping Giant gold mine.  As of December 31, 2010, all current amounts required have been contributed to this trust fund.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Sleeping Giant mine is accessed via provincial highway 109, which connects Amos to Matagami. The nearest significant urban centre is Amos, approximately 80 kilometres south of the property.

The climate is typical of northwestern Quebec. Weather data for Amos, the nearest reporting centre, show that January is the coldest month with an average maximum of −12°C and an average minimum of −23°C, while July is the warmest month with an average maximum of 22°C and an average minimum of 10°C. Rainfall is highest in July with 115 mm and snowfall is highest in December with 57 cm.

The landscape is relatively flat and lightly timbered. It is limited to the west and south by the Harricana and Coigny Rivers. The major forest vegetation consists of Black Spruce.

History

In 1957, following the discovery of the Lac Matagami zinc-copper deposit located approximately 65 kilometres north of the Sleeping Giant mine, work started in the Sleeping Giant area. Several aerial and ground geophysical surveys, as well as some drilling, searching for base metals were carried out. These were followed with an exploration program that was carried out from 1976 to 1982 by Matagami Lake Exploration.

In 1983, Peron Gold Mines (now named Aurizon Mines Ltd.) acquired a 50% interest in the property by carrying out ground geochemistry and geophysical surveys (magnetic and very-low-frequency studies), drilling, as well as the beginning of underground exploration. Between 1984 and 1987, two shafts were sunk and sufficient reserves were delimited to begin development work. The first phase of commercial production occurred between 1988 and 1991, during which 494,000 tonnes at 6.4 g/t gold were extracted from levels 55 to 415. By the end of 1990, Aurizon Mines Ltd., then sole owner of the Sleeping Giant mine, stopped work due to the depletion of reserves.

In 1991, an agreement between Aurizon Mines Ltd. and Cambior allowed Cambior to acquire a 50% interest in the property by investing in drilling and in underground work. With this Cambior became the project manager. In April 2008, Cambior purchased the remaining 50% interest in the Sleeping Giant mine to become the sole owner.

After acquiring the Sleeping Giant mine from Cambior in November of 2006, IAMGOLD held 100% of mineral rights, claims and interest of the mine. In October 2007, Cadiscor signed an agreement with IAMGOLD in order to acquire mineral rights at the end of IAMGOLD’s planned production with delivery of the property to Cadiscor at the end of October 2008. On May 26, 2009, the Company acquired all of the issued and outstanding shares of Cadiscor pursuant to a plan of arrangement under the CBCA.  In March of 2011, Cadiscor changed its name to NAP Quebec Mines Ltd. NAP Quebec is a wholly-owned subsidiary of the Company.

Geological Setting

Regional Geology

The Sleeping Giant mine is located in the first volcanic cycle of the North Volcanic Zone of the Abitibi sub-province. The location of the Sleeping Giant mine matches a disturbance of the regional tectonic grain which forms a triple junction emphasized by the three tonalitic polyphase and synvolcanic plutons arrangement. This area is affected by major deformation zones E-W and NW-SE. The Joutel mining camp is located at 50 kilometres northwest, and the Matagami mining camp is located at 65 kilometres North from the Sleeping Giant mine.

Local Geology

The mine geology is composed of a volcanic and sedimentary sequence intruded by a felsic complex and post-mineralization dykes. The volcano-sedimentary rocks from a homoclinal sequence striking east-west with a steep southern dip.

As for the deposit geometry, the economic gold zones are restricted to a folded volcano-sedimentary sequence located north and south of the central dacitic intrusion.

The Sleeping Giant mine ore is contained in sulphide bearing ‘smokey’ quartz veins. At the mine scale, the mineralized zones are spatially distributed inside 1 square kilometre surface to the north; the veins strike east-west with a steep southern dip of between 65 and 75 degrees. They are characterized by a vertical continuity of over 700 metres and a lateral continuity between 100 and 200 metres. To the south, a complex system made of four family of veins show a gradual change of the strike and connections with other veins at different attitudes. These veins are less continuous and extensive than those at the north. Their sizes vary between 50 to 100 metres laterally and less than 200 metres vertically.

Property Geology

Data related to drilling was compiled since 2002 and has expanded several aspects of the knowledge related to the Sleeping Giant mine geology.  The characterization of volcanic rocks of this sector identify two local-scale volcanic cycles (the North Cycle and the Mine Cycle) in relation to an important intrusive complex.

The Mine Cycle stratigraphic sequence is cut by an important group of intrusive rocks of felsic to intermediate composition of calc-alkaline affinity, which constitute the Sleeping Giant Complex. Four major phases are recognized in the magmatic evolution of this complex.

The data shows that the mine area is the site of a tight fold plunging east with its axial surface sub-vertical and oriented ENE-WSW. Beds that are oriented ESE-WNW with a steep slope going south in the north area of the mine, pass N-S with a moderate dip going east in the south sector and come back at ESE to WNW in the south sector. Overall, the fold’s plunge is moderate going east, but information suggests that it has a steeper slope in the deepest levels.

There are two categories of fault in the sector. The south west portion of the sector is characterized by ductile dextral structures. The north east portion of the sector is characterized by brittle sinistral faults. Both fault categories are late according to the upthrust and they displace the gold zones.

Exploration

In 2007 and 2008, NAP Quebec completed 90 underground drill holes for a total of 18,669 metres. These drill holes were completed with the objective of verifying the economic potential of veins below the current mine workings and of increasing knowledge of selected areas that had not been mined in the past even though gold-bearing veins had been defined there. In 2009, an additional 24,718 metres of definition drilling were completed for purposes of stope definition, and an additional 11,017 metres of exploration drilling were completed to investigate the extension of known zones above and below the last working level of the mine.

In 2009, a total of 47 holes for 7,857 metres were drilled underground to define Zone 30W above and below level 975, which is presently the deepest working level of the Sleeping Giant mine.  An additional 14 drill holes defining Zone 3 above level 725 were drilled at level 655 for a total of 2,710 metres drilled.  On the surface, five holes were drilled for a total of 2,400 metres. The main focus of the 2009 exploration program at the Sleeping Giant mine was to extend the 30 West zone and the 3 zone.  The most significant intersections include hole 91-148-09, which graded 124 g/t gold (uncut) over 1.0 metre and hole 85-141-09, which graded 14.38 g/t gold over 1.6 metres.

At the 3 zone, 14 underground drill holes totalling 2,710 metres followed the extension of the zone.  The most significant intersections include hole 65-967b-09, which graded 21.9 g/t gold over 1.2 metres and hole 66-972-09, which graded 9.34 g/t gold over 1.8 metres.

A new zone, called the 785N zone, was intersected 180 metres below level 975, the lowest level of mine.  A 2.2 metre section graded 16 g/t gold.

The Company also drilled five holes totalling 2,600 metres from the surface.  Three holes tested the surface western extension of zones 20, 30 and 40, and two holes tested the surface southern extension of the J-D zone.  Lateral continuations of zones 20, 30 and 40 have been confirmed.

In 2010, the Company completed 194 drill holes, totalling 38,000 metres with the objective of defining and extending zones within the current mine, and at depth on the proposed three new mining levels.  Although not all results are yet available, selected results include several intersections of grades approaching 35 g/t gold over mining widths of 1.8 metres and several results over 10 g/t gold over mining widths of 1.6 metres.

Mineralization

The Sleeping Giant deposit is formed by groups of ‘smokey’ quartz veins with gold associated with sulphide minerals and the geometry was controlled by the stress field in the rocks at the time of vein formation.

The Sleeping Giant deposit is a quartz-sulphide vein type gold deposit. The best mineralized veins typically contain four sulphide minerals: pyrite, pyrrhotite, chalcopyrite and sphalerite, which form 5% to 60% of the veins. The typical vein thickness is between 20 and 80 centimetres with average grade between 35 and 85 g/t gold (uncut channel sample analyses). In addition to gold, the veins also contain silver and a small amount of copper and zinc. The gold to silver ratio is about 1 to 2.

In new extensions of the multi-vein gold system, no change was observed in the nature of veins (i.e. no improvement or reduction related to tonnes and grades). Therefore, it is considered that future exploration in the extensions of the mineralized system is likely to show veins of the same type, tonnes and grades as those found up until now.

The economic veins are grouped in the Mine Cycle rocks and in North Cycle rocks surrounding the main intrusive mass of the Sleeping Giant complex. Controls of gold-bearing structures correspond to permeability zones in the supporting structure, such as faults, lithological contacts, joints and specific lithologies. Gold veins are usually oblique compared to bedding. Most of the veins are found in association with minor faults. Geological markers show that movements caused by these faults are limited, in the order of metres.

With regard to spatial distribution of this vein-type system, several veins occur at the level of the fold hinge line. Since veins were in place before the folding, it is considered that this abundance shows the fact that this hinge line is a site of favourable preservation, in contrast to the limb where veins might have been boudinaged. The hinge line then appears as a significant target where well-preserved ore veins can be found.

Drilling

Drilling for purposes of the SG Report includes drill holes completed by the mine operations in stopes or areas which were subsequently not mined, as well as new drilling by NAP Quebec in their exploration program. In all cases, drilling was from underground stations by standard methods with most drill core of BQ size. Core boxes were closed at the drill station and transported to the core logging facility on surface for core description and sampling.

All drilling, sampling and analysis are subject to ongoing industry standard QA/QC protocols.  This includes regular insertion of purchased standards and blanks.

Sampling Method and Approach

The core samples chosen for the analysis must be at least 50 cm long even if the ore zone is shorter. The maximum length of a sample is limited to 1 meter. Sampling of core is defined with the possibility that the observed mineralized zone (typically a vein in this situation) contains gold. During the operational phase of the mine, the entire core was sent to the laboratory. This practice, although unusual from an exploration point of view, is justified in a production setting where mineralised zones are recognised and followed over periods of months or years and the professional personnel control the drilling and geological programs over extended periods of time.

Drill core samples taken from the exploration holes are split and one-half of the core is retained. Samples are split from drill core using a hydraulic splitter, standard in the industry.

Sample Preparation, Analyses and Security

All samples were analyzed at the laboratory located at the mine site. The analytical method was fire assay with an atomic absorption finish. This method has a lower detection limit of 0.03 g/t gold. Samples returning a high gold concentration are re-analysed following dilution. To simplify calculations, results are typically reported to one decimal place.

Sample reception and preparation follow industry standards. The objective of the drying, crushing, quartering and pulverisation steps is to produce a rock sample of approximately 500 grams with 70% passing 200 mesh. A powdered sample of 15 grams is used for the gold analysis. This amount of sample is less than typical in exploration programs, but adequate when a larger number of samples will be used to define a stope for eventual mining.

The quality assurance/quality control program consisted of: (1) the use of a check laboratory in order to verify the precision of the results (splits of the pulps); (2) insertion of blanks in order to control contamination errors; (3) continuous insertion of drill core pulps and tailings in order to evaluate the reproducibility; and (4) insertion of certified reference material samples.

The Sleeping Giant laboratory has a control system and quality control program that has demonstrated acceptable results.

A mine visit was carried out by Tyson Birkett, Eng. Ph.D. on August 12, 2008, as a due diligence study of the drill core handling, logging and sampling, and the mine laboratory procedures.  Core handling, logging and sampling are generally to industry standards.

Six base samples were selected from available materials, and one-quarter cores, coarse rejects and pulps were obtained from all or some of these materials. A total of 15 samples were submitted to ALS-Chimitec of Val-d’Or, Quebec, for analyses for gold.

Results of check analyses typically agree with original values from the Sleeping Giant laboratory. There is a good correlation between the original and check results, with the pulp analyses, as expected, showing agreement. Results of one-quarter cores and coarse rejects show the effects of a larger nugget effect and associated difficulties of subsampling than the pulps. Average values for the check analyses versus the original values show good correlation with no significant bias evident.

After a review of methods and internal checks and a series of check analyses in an external laboratory, it is the opinion of Tyson C. Birkett, Eng. PhD, that core handling, sampling, sample security and analysis at the Sleeping Giant mine meet current industry standards and are adequate to support estimates of mineral resources and mineral reserves.

Data Verification

The technical information that forms the basis of the SG Report was acquired by personnel of the Sleeping Giant mine in their capacity as employees at the mine. There was thus continuity in personnel and in accumulated knowledge of the mine which has benefited the current study.

Mineral Reserve and Mineral Resource Estimates

The mineral reserve and mineral resource estimate and underlying assumptions for the Sleeping Giant mine are set out above. See “Description of the Business and General Developments - Mineral Reserve and Mineral Resource Tables” beginning on page 17.

Mining Operations

The Sleeping Giant mine was in production from 1988 to 1991 and 1993 to September 2008, when it was placed on care and maintenance by its previous owner, IAMGOLD. At the end of 2008, cumulative production was approximately 960,000 ounces of gold at an average grade of about 11.44 g/t gold.

The Company poured its first gold bars at the Sleeping Giant mine on October 6, 2009 and declared commercial production on January 1, 2010.

The mine is accessed by a four-compartment production shaft with a total depth of 1,053 metres. Levels are spaced at 45 metres from surface to a depth of 235 metres, and from there to a depth of 975 metres are spaced at 60 metres. A second shaft originally sunk as an exploration shaft and various raises allow all portions of the mine to be ventilated with fresh air.  The second shaft also serves as a secondary egress in case of emergency. An ore pass and a waste pass allow material to be handled and raised to the surface. The deepest working level of the mine is presently 975 metres but the Company recently began to deepen the production shaft with a view to extending it by another 200 metres. The mine uses 3 and 5 tonne electric locomotives and rail cars.

Mining Method

Three mining methods have been used to extract ore, with the method being determined according to the dip of a particular zone. For dips over 65 degrees, long-hole and shrinkage stope extraction is used. For slopes between 65 and 45 degrees, shrinkage stope mining is generally employed (with some stopes mined by long-hole methods). For slopes below 45 degrees, the room and pillar extraction method is used.

Mineral Processing and Metallurgical Testing

The Sleeping Giant mill, which was originally built to serve as a regional mill, uses the CIL (carbon in leach) process and has a nameplate capacity of 900 tonnes per day.  The mill operated at approximately 766 tonnes per operating day (on a 3.5 day/week schedule) for the year ended December 31, 2010. The mill capacity is adequate for the planned production over the operating period envisaged in the SG Report. Recovery in 2010 has been approximately 95.5%. Capital improvements are planned for the SG mill to expand capacity to a nominal 1,250 tonnes per day, sufficient to accommodate mill feed from Vezza. This capital expansion will include the necessary prep work to further expand the capacity to 1,750 tonnes per day should that become necessary in the future.

Production Forecast

For 2011, the Company forecasts production in the range of 30,000 to 35,000 ounces of payable gold at the Sleeping Giant mine.

Markets

Gold is sold into the spot market at prevailing spot market prices.

Contracts

Planned production is based on selling gold into the spot market. The Company does not hedge its gold production.

Environmental Considerations

The mine currently operates with all required government permits in place. Tailings at the close of operations by IAMGOLD remain the responsibility of IAMGOLD. Site decommissioning will be the responsibility of NAP Quebec.

The existing tailings pond has capacity to support operations for 16 months at a rate of approximately 35,000 ounces of gold per year, after which additional rock lifts may be added to the existing footprint of the pond to enable it to hold tailings for an additional five years. The tailings pond is constructed of compacted clay that is covered with non acid generating waste rock from the underground mine. Internal rock lifts are added as the interior of the area is filled with tailings. Deposited tailings are composed of siliceous minerals with approximately 0.20% copper and 0.20% zinc, which are lightly acid generating.

Taxes

An 11.90% Quebec provincial income tax rate and a 16.5% Canadian Federal income tax rate apply to the operation, however, NAP reports that its accumulated tax pools are such that they do not anticipate having to pay income taxes during the operating period envisaged in the SG report.

Refining and Metal Sales

The Sleeping Giant mill produces gold-silver bricks, which are transported by a licensed armoured car services company to Johnson Matthey Ltd.’s refinery in Brampton, Ontario for further purification. It is anticipated that all of the gold produced from the Sleeping Giant mine will be sold to banks, bullion dealers and/or refiners based on prevailing spot market prices at the time of such sales.

Labour

Employees at the Sleeping Giant mine are either salaried or paid hourly. The hourly employees are members of United Steelworkers, Local 4796. The current union agreement expires July 31, 2014.

Most of the employees live in or near the town of Amos, Quebec and travel to and from the mine site daily on a bus provided by the Company. Currently, the Sleeping Giant mine employs approximately 190 employees. In addition, contractors are employed as needed to assist with underground development, diamond drilling and other duties.

Milling Operations

The mill has a rated capacity of 900 tonnes per day and recovery in 2010 has been approximately 95.5%. Capital improvements are planned for the Sleeping Giant mill to expand capacity to a nominal 1,250 tonnes per day. This capital expansion will include the necessary prep work to further expand the capacity to 1,750 tonnes per day should that become necessary in the future. Currently, there are sufficient projects in the gold division pipeline to justify this increase if they all prove to be commercially viable.

Other Relevant Data and Information

Exploration drilling at depth has intersected the mineralized zones as deep as 445 metres below the current workings of 975 metres with significant gold grades comparable to those in the current existing levels, which has indicated exploration potential.

At current gold prices, new interpretation of the existing geological database of the mine and drilling to extend known zones to depth is justified. Zones recently drilled such as 30W remain open both down and up dip.

Vezza Project
Property Description and Location

On May 3, 2010, the Company filed a new NI 43-101 report for the Vezza Project entitled, “Technical Report on the Mineral Resource Estimate of the Vezza Project, Quebec”, prepared by Bernard Salmon and Petr Pelz of Scott Wilson RPA, as qualified persons under NI 43-101. The Vezza property is located in the Province of Quebec, approximately 25 kilometres to the south of the town of Matagami. The scientific and technical information contained in this AIF with respect to Vezza Project is summarized from the Vezza Report. The project site is located within NTS 32F12 map sheet at approximately 77° 45’ W longitude and 49° 31’ N latitude. The Universal Transverse Mercator (UTM) NAD 27, Zone 18 coordinates for the Vezza property are approximately 299,500 E and 5,490,300 N. The Vezza property consists of 49 contiguous mining titles (claims) covering a surface area of 691.1 hectares in Vezza and Noyon townships.

The Vezza property claims are 100% owned by NAP. The Certificate of Authorization from Agnico for the Vezza site has been transferred to NAP. This certificate enables the Company to carry out surface and underground exploration on the property. The Company has applied for authorization from the Ministère du Dévelopment durable, de l’Environment et des Parcs to conduct bulk sampling.

Royalties

The Company granted Agnico a net smelter return royalty equal to 2% of the net cash proceeds received from gold production exceeding 300,000 ounces from the Vezza property. Net cash proceeds are calculated as proceeds from the sale of gold after deducting; (i) smelter processing and refining charges and penalties (excluding the Company’s own processing costs); (ii) the costs of sampling, assaying, transporting and insuring the concentrate; and (iii) all applicable taxes and royalties that must be paid in respect of the mining operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Vezza property is easily accessible by provincial highway 109, a principal paved regional road linking the town of Amos to Matagami, and by a five kilometre all-weather gravel road linking the property to the paved highway.

Climate

The region experiences cold winters and generally warm summers. Snow accumulation and freeze-up of lakes begin in November and generally persist until April or early May. According to the Environment Canada 1971-2000 Canadian Climate Normals for Matagami,

•	The mean daily temperature for the area is near the freezing point at −0.7°C;

•	Average July temperature is 16°C and average January temperature is −20°C;

•	Average annual rainfall is 618 mm and average annual snowfall is 314 cm for a total average annual precipitation of 932 mm (expressed as mm of water).

Physiography

The topography is generally flat and is mostly characterized by swamps and thick overburden coverage (up to 80 metres locally). Elevation varies between 260 metres and 300 metres above sea level. According to the map of ecological regions of Quebec, the area falls within the boreal zone and the spruce and moss domain. Forested zones are characterized mainly by jack pine and spruce and have generally been logged. The property is characterized by swamps and peat bogs and is therefore classified as a bare to semi-bare wetland. The Allard River crosses the property in its western part.

Local Resources

The Abitibi region has a long history of mining activity, and mining suppliers and contractors are locally available. Matagami, the closest community, has a population of 1,500 inhabitants (Canada 2006 census) and offers good industrial and community services.

Infrastructure

Underground infrastructure at the Vezza site includes a 741 metre deep three compartment shaft and lateral development on four levels including approximately 1,200 metres of trackless drift in the mineralized zone and 2,500 metres of track drift.

Surface infrastructure at the Vezza site includes: i) a 110 ft. high headframe with a 16.5 metre by 12.0 metre shelter; ii) a 25 metre by 15 metre hoist and a compressor building; iii) a 10 ft. diameter 700 HP Dominion hoist with brake gear; iv) two 3,400 ft. hoist cables, 1.25 in. in diameter, at the site ready for installation; v) an electrical substation; vi) sanitary installations including a septic tank and a leach field; vii) a pump station at Francois Creek with a 50 HP centrifugal pump and a 4 in. diameter supply line; viii) a guard house building comprised of trailers; and ix) a drill core storage area and core racks.

During its visit to the Vezza site on August 6, 2009, Scott Wilson RPA inspected the surface infrastructure. The work required to render the site functional was reviewed and no major problems were anticipated. Since then, the site upgrade has been completed and mine de-watering is in progress.

History

Prior to 1984, the Vezza property area received little attention with respect to exploration for metallic deposits. Exploration work from the late 1950s to early 1980s was directed mainly at testing electromagnetic (EM) conductors for base metal massive sulphides.

During 1984, Kennco Explorations Canada Limited acquired 149 claims covering some 14.5 kilometre strike length of favourable stratigraphy. In early 1986, Dundee-Palliser and North American Rare Metals Ltd. (“NARM”) acquired 51 claims adjoining the Kennco ground. Starting in September 1986, Dundee-Palliser/NARM conducted systematic exploration work including airborne and ground geophysical surveys, reverse circulation overburden drilling (95 holes) and diamond drilling of 161 holes, including wedges, totalling 41,227 metres. The first diamond drill hole completed by the Dundee-Palliser/NARM joint-venture in December 1986 intersected 0.135 oz/ton Au over 6.2 ft. (4.6 g/t Au over 1.9 metres) in the vicinity of a 1958 hole which averaged 0.11 oz/ton Au over 8 ft. (4.6 g/t Au over 2.44 metres). Dundee-Palliser/NARM diamond drilling from December 1986 to June 1988 outlined a significant gold deposit.

In 1989, Agnico became involved in the project under option agreement with Dundee-Palliser/NARM. During the acquisition, Agnico drilled 18 additional holes to confirm and better define the Dundee-Palliser/NARM reserves and also drilled deep holes from surface to test the deposit at depth. Ultimately the decision was made to continue exploration from underground and the work was initiated in the fall of 1993. A three compartment shaft was sunk in two stages to a final depth of 741 metres. Shaft stations were cut at 50 metre increments. Agnico conducted a two phase definition program (Phase 1 and Phase 2) over a four year period from the fall of 1993 through July 1997. A total of 43,000 metres of drilling was completed from underground to define the deposit during the two phases of Agnico’s exploration program.

Geological Setting

Regional Geology

The Vezza property is located in the north-central part of the Abitibi Subprovince, a subdivision of the Superior Province, the Archean core of the Canadian Shield. The Abitibi Subprovince, commonly referred to as the Abitibi greenstone belt, comprises suites of volcano-sedimentary assemblages and granitoid rocks that are Archean in age (>2.5 billion years old). The Abitibi greenstone belt has been affected by north-south regional compression. In general, the volcanic sequences occupy east-west trending synforms, with intervening domes cored by synvolcanic and/or syntectonic plutonic rocks, and alternate with east-west trending bands of unconformable sedimentary sequences. Most of the volcanic and sedimentary strata are steeply dipping and the regional schistosity is generally east-west trending and subvertical. Generally east-west trending faults, which have variable dip and are typically described as tectonic zones or deformation corridors, transect the volcano-sedimentary assemblages. The structural grain typically warps around the main plutonic masses. The Abitibi greenstone belt is also cut by numerous late-tectonic plutons and dykes of varied composition.

Structurally, the region is transected by a network of east-west to east-southeast and west-northwest trending shear zones, which mainly follow lithological contacts. Many of the significant gold deposits in the region are spatially associated with the Casa Berardi-Douay-Cameron deformation corridor(s) and the southern regional contact of the Taibi Group sediments with the Cartwright basaltic volcanics (e.g. Casa Berardi, Douay, Vezza, and Discovery).

Local Geology

In the Vezza deposit sector, the Harricana-Turgeon Belt consists of three distinct lithotectonic domains corresponding respectively from north to south to the Wabassee Volcanic Complex, the Taibi Sedimentary Domain, and the Cartwright Volcanic Domain. The Marest Plutonic Complex (pre-to syn-tectonic) bounds the Harricana-Turgeon Belt to the south. The Cavelier dioritic to granodioritic intrusion (pre-to syn-tectonic), present to the north of this property, is associated with the Wabassee Volcanic Complex. Several Proterozoic diabase dykes, generally northeast-southwest trending and subvertical, cut across the suite of rocks in the region.

Property Geology

Vezza property geological units comprise an assemblage of volcanic and sedimentary rocks. The stratigraphy is oriented N100°E and characterized by steep dips ranging from 70°S to 80°S. Stratigraphic tops are to the north and thus the sequence has been overturned during regional deformation. The regional schistosity is oriented subparallel to the stratigraphy. The Vezza deposit occurs within a major zone of shearing and hydrothermal alteration, the “Vezza Fault”, located at the contact between clastic sediments (sandstone/siltstone) and mafic volcanic flows, both belonging to the Tali sedimentary domain. The overall geometry of the deposit is planar and characterized by an east-west trend. The length of the deposit varies from 250 metres (the 750 metre level) to over 500 metres (near surface) while its thickness varies in different places from approximately one metre to 10 metres.

Exploration

In September 2010, NAP started work on re-commissioning the surface mining facilities and dewatering the underground infrastructure in order to carry out underground exploration. At the same time, surface drilling was started and 57 holes were completed for 12,012 metres in order to further define the eastern part of the Vezza deposit.

Mineralization

The Contact Zone hosts the bulk of the Vezza gold mineralization and is a relatively continuous, planar zone (3 metres to 11 metres thick) of highly altered and deformed sandstone and argillaceous sedimentary rocks within the broader alteration envelope. The Contact Zone is generally within one metre of the volcanic-sedimentary contact. Altered and deformed sandstone is the principal host lithology for gold mineralization; mineralized banded siltstone/mudstone and sheared graphitic argillite located respectively in the hangingwall and footwall of the sandstone also form part of the Contact Zone. Characteristics of the Contact Zone, include:

•	intense quartz flooding up to 40% of rock volume

•	fracturing, including random, very fine “filigree” brecciation and veinlets

•	fine grained disseminated pyrite

•	iron carbonate alteration, giving a bleached appearance

•	pervasive silicification

Quartz veining and flooding are pervasive to varying intensity and are associated with 1% to 2% sulphide mineralization. The sulphide is mainly pyrite (locally up to 10%), with minor pyrrhotite and arsenopyrite locally present. Pyrite is present as fine grained clots and stringers along fine fractures and as later coarser grained euhedral crystals. Gold mineralization tends to be associated only with the finer grained pyrite. Native gold is sometimes visible to the naked eye.

Besides the Contact Zone, other, less continuous, gold zones and scattered gold intersections are present within altered sedimentary rocks. Most of them are associated with veined, pyritized, silicified, and weakly sericitized chert-magnetite iron formations. These zones are subparallel to the Contact Zone and are located on both the hanging wall and footwall sides of the Contact Zone.

Minor gold occurs in altered volcanic rocks, in intervals immediately north of and parallel to the main gold zone. The intervals are commonly less than 2.5 metres thick and occur within bleached rock with associated quartz veining and flooding, calcite veinlets, pyrite clots, fuchsite, albitization, and ankerite.

Drilling

This section contains the description of drilling procedures used by Agnico and prior operators.

Dundee-Palliser/North American Rare Metals Surface Drilling

Dundee-Palliser/NARM surface diamond drilling spanned from December 1986 to June 1988. Records identifying hole diameter are lacking. The Vezza Project database, as provided by NAP, includes approximately 45,900 metres of drilling in 152 drill holes from this period of work. When compared against the NAP claim block outline, all holes are collared within the limits of the property. As observed from the GEMS drill hole database, the bulk of Dundee-Palliser/NARM surface diamond drilling in the area of the deposit was conducted on approximately 50 metre centres to a vertical depth of approximately 350 metres, with some deeper holes testing to approximately 500 metres below surface on approximately 100 metre centres.

Roscoe Postle Associates Inc. had managed the exploration program for Dundee-Palliser/NARM.

Agnico Surface Drilling

Agnico surface drilling on the property spanned from 1989 through 1993; prior to the underground definition program. The Vezza Project database, as provided by NAP, contains approximately 13,400 metres of drilling in 56 surface drill holes completed by Agnico. Based on available records, drilling was BO-diameter. When compared against the NAP claim block outline, the drill holes are collared within the limits of the property, except for nine holes that are located outside the claim block. As observed from the GEMS drill hole database, much of this drilling was on property areas away from the Vezza deposit. The deposit was delineated with 18 holes drilled on approximately 50 metre centres to approximately 100 metre depth. The deposit was tested at depth by two holes at 200 metre spacing to approximately 600 metre vertical depth, two holes at 300 metre spacing to approximately 750 metre vertical depth, and two holes wedged from the latter two.

No written record describing surface drilling procedures used by Agnico was available to Scott Wilson RPA. Original logs in MRNF GM files suggest that standard procedures were used.

Agnico Underground Drilling

Agnico personnel managed and conducted all aspects of core handling, logging, and sampling for the underground diamond drill programs. Underground diamond drilling was conducted by Forages B.F.M. of Val d’Or. Drilling was mainly BQ-diameter with the exception of short smaller diameter (EX size) holes drilled into the drift walls during development in the mineralized zone.

Phase 1 definition drilling was conducted on a 20 metre by 20 metre drill pattern from footwall drifts on the 200 metre and 300 metre levels. Phase IA drilling was conducted from a hangingwall crosscut on the 300 metre level and comprised 10 wider spaced deep holes for deposit delineation ranging to approximately 750 metre vertical depth. Results justified shaft deepening. Definition drilling focussed on an area located between sections 16,300E and 16,700E and between elevations of 2,900 metres and 3,140 metres.

Phase 2 definition drilling conducted on a 20 metre by 20 metre pattern from drifts on the 550 metre level and on a variable pattern from the 650 metre level. Phase 2 drilling was completed by the end of July 1997 and was concentrated below 2,800 metre elevation. Drilling below the 650 metre level tested to nearly 1,000 metre vertical depth at variably spaced centres ranging from approximately 50 metres to 100 metres.

Drilling protocols include the following:

•	Drill hole collars were surveyed; with a few exceptions.

•	Downhole deviation was measured principally using acid tests.

•	Phase IA deep holes (>200 metres) were located using downhole Light-Log tests.

•	Phase 2 drill holes longer than 200 metres were also downhole surveyed by Light-Log.

•	Interpretation of Light-Log surveys was done by a mining technician specifically trained to the task by an external consultant.

•	Rock Quality Designation (RQD) measurements were done on most of the Phase 2 drill holes.

Geomechanical Conditions of the Mineralized Zone and Encasing Rocks

RQD Measurements were done on most of the Phase 2 drill holes. Agnico’s estimation of the geomechanical conditions of the mineralized zone are as follows:

•	Overall good: RQD from 70% to 90% (locally 45% and greater than 90%).

•	Locally, the silicified zone may be rather fractured.

•
The footwall (or north wall of the mineralized zone) when formed by argillitic schist may be quite friable and of little competence. Competence improves in the case of volcanics; RQD values in the footwall may vary from 75% to 80% with some local variations.

•
The foliated-schistose unit (banded and/or sericitized greywacke) located on the south wall (of the mineralization) has a natural tendency to flake into sheets. This unit also forms part of the mineralized zone. Because it forms the hangingwall of the deposit, this unit may be more problematic in the context of a potential production.

Scott Wilson RPA notes that few RQD data were entered into the database and recommended that NAP update the database for RQD data from existing drill logs.

Sampling Method and Approach

This section describes sampling methods and approaches used by Agnico and prior operators.

Palliser-Dundee/North American Rare Metals Surface Drilling

No written record describing Sampling Method and Approach for surface drilling conducted by Palliser-Dundee/NARM was available to Scott Wilson RPA.

Agnico Surface Drilling

No written record describing Sampling Method and Approach for surface drilling conducted by Agnico was available to Scott Wilson RPA.

Agnico Underground Drilling

Sampled drill core of BQ size was sawn and half-core was retained for future consultation at the Vezza Project site. Core from short small diameter holes in drift walls was split mechanically.

Pulps and rejects were stored at the Joutel Laboratory; however, NAP has found no evidence for the existence of these pulps and rejects there or anywhere else.

Muck and face chip sampling was conducted by experienced technicians/geologists at every development round/blast during Phase 1. Muck samples were taken and bagged by the miners during Phase 2, at a comparable rate.

Agnico personnel managed and conducted all aspects of core handling, logging, and sampling for the underground diamond drill programs.

Scott Wilson RPA is of the opinion that the sampling method and approach used by Agnico is of industry standard.

Sample Preparation, Analyses and Security

This section provides the description of sample preparation, analyses and security used by Agnico as well as by the Company.

Agnico Drilling

No written record describing Sample Preparation, Analyses and Security for surface drilling conducted by Agnico was available to Scott Wilson RPA. An exception is MRNF’s GM file drill log that contains a record of check assay work conducted on mineralized intersections. Scott Wilson RPA notes that this data has not been compiled into the database.

Assaying was done at Agnico’s Joutel Laboratory by standard fire assay using one-half assay ton sample aliquots during Phase 1 and one assay ton (29.17 gram) sample aliquots during Phase 2. Agnico’s protocol included check assay work done internally at the Joutel Laboratory. The frequency of check assays for drill hole samples was increased during Phase 2. A system was put in place whereby the pulp was systematically re-assayed for any sample returning a grade equal to or greater than 2.5 g/t Au. Moreover, if a sample returned values greater than or equal to 5.0 g/t Au, a reassay from the reject was also done.

Agnico also sent samples for external verification to an accredited independent laboratory in the region, namely, the Bourlamaque Assay Laboratory in Val d’Or. The frequency of external verification assays is reported as being one reject of a reassayed sample per every 15 samples reassayed. The check assays confirmed the first assay fairly well. Agnico did not insert Certified Reference Material, commonly called commercial standards, in their protocol.

Scott Wilson RPA created graph plots of Agnico’s check assay program based on data available in the Agnico 1997 Feasibility Study. Scott Wilson RPA considers the overall correlation between original assays and check assays to be generally good in all check assay programs. The precision defined from a set of duplicate analyses, regardless of the true value, is relatively typical of this type of nuggety gold mineralization. Scott Wilson RPA considers Agnico’s check assay program to be acceptable and has no reason to believe that the results could have negatively impacted on the accuracy and reliability of the Mineral Resource estimates.

NAP Drilling

The assay analyses performed during NAP’s drill program in 2010 are subject to a rigorous quality assurance and quality control program that conforms to industry best practices as outlined by CIM and NI 43-101. This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.

Data Verification

According to information provided to Scott Wilson RPA by NAP, Agnico’s Vezza Project archive was initially stored at their Joutel division facilities at the time the Vezza Project was placed on care and maintenance in 1997. Agnico subsequently closed down their Joutel facilities and the Vezza Project archive was transferred to their LaRonde and Bousquet facilities. NAP reported to Scott Wilson RPA that NAP had full access to the archive and was responsible to provide Scott Wilson RPA with the data, such as was preserved.

Scott Wilson RPA is of the opinion that the Vezza Project geological archive is in reasonable to good shape, considering that some of the drilling was conducted more than 20 years ago, that the project has been dormant for more than 12 years, and that the records changed storage location.

It is of note, however, that some of the original source data for the (digital) database were not preserved as part of the Agnico archive for the Vezza Project, for example, the original drill logs for the surface drilling campaigns, and assay certificates for assaying prior to the Phase 2 underground program.

Cross Sections, Longitudinal Sections, Plan Views

Scott Wilson RPA reviewed cross sections, longitudinal sections, and plan views showing geological interpretation as well as development face samples, and found the geological interpretation to be well done.

Core Logs and Database

Scott Wilson RPA carried out spot checks of the database and found minor errors that were diligently corrected by NAP before resource estimation. Scott Wilson RPA also reviewed approximately 10% of drill core logs and found that the database was consistent with the core logs.

Scott Wilson RPA also conducted a search through the MRNF web-based assessment file library. Original logs dating to the period of Palliser-Dundee/NARM surface drilling were not found. However, assessment report (“GM”) files, comprising core logs and assay certificates, were located for essentially all the surface drilling conducted by Agnico.

Spot checks carried out on the core logs in the GM files detected an anomaly. The database has one gold assay value recorded for these holes, whereas the logs record several assay values (a first assay and check assays) over a range of sample intervals within the mineralized zone. The core log assay values match assay values in assay certificates, but the AU1GPT value in the database does not match the first assay in the log. The average assay value for a sample interval as calculated from the log data provides a close, but not exact match for the database value. This differs from observations made in review of underground drill hole core logs and certificates, in which “Au 1” was clearly the first assay.

Scott Wilson RPA is of the opinion that the mixing of averaged assay values and first assay values in the same database field (e.g., AU1GPT) should be avoided. Scott Wilson RPA considers that the affected holes are relatively few in number (24 holes), the differences are small, and impact on resources is minor.

Assay Certificates

Scott Wilson RPA verified assay certificates representing in excess of 5% of the database sample interval data and detected less than 1% errors, generally minor. There are reasonably few discrepancies between assay values on certificates and assay values in core logs and in the database for the AU1GPT field.

Mineral Resource Estimates

The mineral resource estimate and underlying assumptions for the Vezza property are set out above. See “Description of the Business and General Developments - Mineral Reserve and Mineral Resource Tables” beginning on page 17.

Mining Operations

Mining Method

Although a production decision has not been reached, the mining method presently envisaged for the Vezza deposit is Alimak mining. This method is currently used at the Marathon mines in the Hemlo camp, producing approximately half a million tonnes per annum. The advantage of the method is the possibility of using stope heights of up to 100 metres and greater, which reduces lateral development that is necessary with more conventional methods.

A report on the rock mechanics was prepared by the Bharti Group in the past but was not available for review. This would be important to help confirm the stope spans utilized.

The dilution factor is expected to average 26%. Scott Wilson RPA is of the opinion that the dilution factor is reasonable. Stope dilution has been estimated by the addition to undiluted resources of 0.6 metres of waste rock at zero grade plus an additional 10%.

Mineral Processing and Metallurgical Testing

During its Phase 1 and Phase 2 exploration programs, Agnico collected two bulk samples totalling approximately 25,000 tonnes.

The Vezza Phase 1 development bulk sample was milled at Agnico’s Joutel mill in June 1995. In its 1997 Feasibility Study, Agnico reported that the cyanidation circuit in place worked well and no major problems were encountered during the test. A total of 1,527 ounces were extracted from the sample and the best recovery achieved was in the order of 88%. Test results showed that the fineness of grind was an important criterion for the processing of Vezza ore and had to be approximately 85% passing 400 mesh to render the operation economic.

The Phase 2 development stockpile from Vezza was milled in February 2003 at Agnico’s LaRonde facilities (Gosselin, 2003). The mill treated a total of 14,619 tonnes at an average grade of 4.73 g/t Au (reconciled) versus a muck sample head grade of 4.85 g/t Au. The muck sampling grade reported by Gauthier et al. (1997) was supplemented by muck sampling at LaRonde during the 2003 milling of the Phase 2 stockpile to arrive at the muck sample head grade (Gosselin, 2003). Figures for the recovered grade from the stockpile are not available.

NAP intends to mill ore from the Vezza Project at its Sleeping Giant mill. NAP compared the Vezza mineralization with the Sleeping Giant mineralization based on:

•	Geochemistry

•	Specific Gravity

•	Gold distribution after crushing to more than 80% passing 200 mesh

•	Recovery (%) by leaching test

NAP’s observations on the Vezza mineralization are as follows:

•	There are fewer metallic minerals at Vezza than at Sleeping Giant, only arsenic is three to four times higher at Vezza than at Sleeping Giant.

•	The Vezza mineralization could reduce the acid drainage potential of the Sleeping Giant tailings; however, tests have to be carried out before applying for a Certificate of Authorization.

•	Arsenic will precipitate the same way as the copper during the ferric sulphate water treatment in the polishing pond.

•	Specific gravity tests indicate that the Vezza ore is slightly less dense (2.73) than the Sleeping Giant ore (2.9).

•	The gold distribution after grinding indicates that more than 75% of gold is liberated at minus 200 mesh, which is similar to Sleeping Giant.

•
Leaching tests indicate the tailings gold grade is relatively high for Vezza, in the order of 0.6 g/t to 0.7 g/t, in comparison with 0.3 g/t for Sleeping Giant. At an average grade of 5 g/t Au, gold recovery at Vezza would be 92% in comparison with 95% for Sleeping Giant. Increasing recovery of the fine gold particles would therefore be difficult as these particles will probably not be liberated. To increase gold recovery, the capacity of the grinding circuit would have to be increased, which is believed to be non-economic.

•	The Vezza ore is not expected to be a problem for the Sleeping Giant mill.

NAP may consider the following milling scenarios:

•	Ore from Vezza milled independently in batches. The scenario implies stockpiling.

•	Vezza ore and Sleeping Giant ore milled together.

Scott Wilson RPA is of the opinion that NAP’s observations and conclusions on the Vezza mineralization are reasonable; however, no metallurgical tests combining the Vezza ore with the Sleeping Giant ore have been carried out. Scott Wilson RPA recommends that metallurgical testing on Vezza and Sleeping Giant samples mixed in different proportions be completed. Scott Wilson RPA is of the opinion that metallurgical testing should use fresh core samples from Vezza rather than the existing core, which is probably too altered/oxidized and may jeopardize test results.

Based on the findings of Agnico and NAP, Scott Wilson RPA is of the opinion that a gold recovery of 88% to 92% is reasonable.

The hangingwall of the Vezza deposit consists of sediments in which schistosity is developed. Scott Wilson RPA is of the opinion that the sediments may develop chlorite and/or sericite alteration which may cause some operation and recovery problems at the mill.

Exploration and Development Activities

During 2011, the Company will continue to advance the Vezza Project through exploration and development towards a production decision by year-end. The Company is currently dewatering the shaft and underground drifts to conduct underground diamond drilling. It is anticipated that the results from the proposed 2011 exploration and development program will allow the Company to better evaluate the project before making a production decision by year-end.

Discovery Project

Overview

Following a successful 2007-2008 drilling program, NAP Quebec hired InnovExplo to update the previous NI 43-101 report on the Discovery gold deposit. The NI 43-101 resource estimate dated August 1, 2008 (the “Discovery Report”) increased the measured and indicated resource by 15%, for a total of 1,278,973 tonnes grading 5.74 grams per tonne gold (236,180 ounces of gold). In addition, the inferred resource increased by 56% to 1,545,500 tonnes grading 5.93 grams per tonne gold (294,473 ounces of gold). The Discovery Report confirmed the project to be economically feasible and generate positive cash flow under certain assumptions.

Project Description and Location

The Discovery Project is located approximately 35 kilometres northwest of the town of Lebel-sur-Quévillon, Quebec and approximately 70 kilometres from the Sleeping Giant mine. This greenfield gold exploration property is comprised of 124 contiguous claims covering 3,351 hectares in the Bruneau and Desjardins townships.

The property is 100% owned by NAP Quebec. Twenty-eight claims of the Discovery property are subject to a royalty of 1–3% NSR in favour of Homestake Canada Inc. In addition, fourteen claims subject to a 1% NSR are also subject to a royalty of 20% net profits in favour of Xstrata. Forty-one claims are subject to a royalty equal to the greater of 2% NSR or $1.00 per tonne for any mineral substance processed and/or sold, payable to Mr. Jean-Jacques Martel and Mr. Bernard Borduas.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is accessible via a well-maintained logging road from provincial Highway 113. A working railway transects the property from north to south. Power grids are located within 20 kilometres of the property limits. The Discovery deposit is approximately 35 kilometres by road to the nearest town, Lebel-sur-Quévillon, which provides all necessary services.

The area surrounding the properties is characterized by generally flat, low-lying forested ground with small bogs and swampy areas. The area was logged many years ago and was replanted.

The region experiences cold winters and generally warm summers. Temperatures in January are often below -20 degrees Celsius, while temperatures in the mid-20s are common between June and September. Snow accumulation and lake freeze-up begin in November and generally persist until April or early May.

History

Prospecting for gold started as early as 1930 in the area. In 1935, the Flordin mine was discovered a few kilometres east of the Discovery Project. Between 1937 and 1960 the first exploration work was conducted on the Borduras-Martel and Desjardins properties (now comprising the Discovery Project).

A resurgence of exploration took place from 1975 to 1990. In 1986, Homestake Mineral Development Company (“HMDC”) negotiated options to buy the Borduras-Martel and Desjardins properties. From 1987-1990 a total of sixty-three (63) diamond drill holes (9,972 metres) were completed.

From 1994-2002 GéoNova optioned the properties from HMDC and prospectors performed geophysical and geological surveys, stripping work and land surveying.

From 2002-2003 Strateco optioned the properties from GéoNova and drilled thirty-five holes and eighteen wedges for a total of 22,275 metres. In August of 2002, SRK Consulting completed an independent technical report for the Discovery Project.

In 2006, NAP Quebec purchased (i) Strateco gold’s assets in exchange for shares of NAP Quebec, and (ii) GéoNova’s interest in the Discovery Project, to own a 100% interest in the Discovery Project.

Geological Setting

Regional Geology

The Discovery Project is located in the north-central part of the Archean Abitibi Greenstone Belt, a subprovince of the Superior Province. The Discovery gold deposit lies within the monocyclic volcanic segment of the Northern Volcanic Zone, or more precisely, the Vezza-Bruneau volcano-sedimentary belt at the southeastern extremity of the Harricana-Turgeon trough.

The Casa Berardi and Douay-Cameron deformation corridors are the most prominent regional structures. These corridors, which host numerous gold deposits, collectively form an extensive E-W discontinuity through the Northern Volcanic Zone.

Local and Property Geology

The host rock for the gold mineralization is a multi-phase gabbro still at the top of the Southern Volcanites assemblage, 50 to 100 metres from the contact with the Taibi Group sediments. The gabbro has a relatively constant thickness of approximately 60 metres in the western part of the Discovery Zone, gradually enlarging southeastward to more than 400 metres, probably due to a NE-SW intersecting fault system and/or folding.

Exploration

From fall 2006 to spring 2007, NAP Quebec completed 60 diamond drill holes and 10 wedges NQ size for a total of 26,315 metres in order to define the Indicated Resources, upgrade resources from inferred to indicated, and add new inferred resources with exploration drilling at depth and in the eastern extension.

In the fall of 2006, a soil geochemistry test program was carried out in the southern part of the Discovery property where no outcrops are present. A soil sampling survey for geochemistry assays was realized in October 2006 with 115 samples collected. However, 1/3 of the samples could not be analyzed due to insufficient material. The sampling methods were re-evaluated. No interpretation or conclusions were made as the number of samples was not sufficient.

As part of the Company’s gold exploration program for 2010, the Company spent $2,260,000 on 25,500 metres of surface drilling to extend the 1200 E gold zones. Permitting work will continue to advance the project towards an underground exploration stage.

Mineralization

The mineralization of the Discovery Project is hosted within a 10-50 metre thick heterogeneous shear zone affecting a gabbro sill. The gold-bearing shear zone is sub-parallel to the gabbro sill and can be traced over 5 kilometres. The known gold deposits are found in a 2.6 kilometre section of the shear, which is located in a highly magnetite-rich sub-unit of the gabbro sill.

Three zoned alteration facies are recognized around the core of gold mineralization in the shear zone. Only the highly ankeritic altered schistose rocks with a quartz-albite-biotite-pyrrhotite-pyrite and magnetite assemblage are economically gold-bearing.

The mineralized zones at the Discovery Project were reviewed and re-interpreted by InnovExplo during the course of preparing the Discovery Report. The zones were interpreted along strike over a distance of 1,200 metres from surface to a vertical depth of 850 metres. A geological interpretation led to four well-defined gold-bearing zones and two minor zones, all of which are encompassed by the Discovery shear corridor: “E”, “EE”, “A”, “B”, “C” and “D”. The zones display local branching or splaying.

A second sector was interpreted along strike over a distance of 1,050 metres from surface to a vertical depth of 700 metres. Two well-defined gold-bearing zones and three minor zones were interpreted from north to south in the gabbro sill unit. In cross-sections and in level plans, gold-bearing zones have thicknesses from 0.5 to 15 metres, and form planar bodies with gently curvilinear contours, sometimes irregular and discontinuous due to boudinage deformation and/or complex initial permeability network configuration within anastomosing shear zones.

The “B” zone comprises three main lenses: West, East and Center. These three lenses show two distinct ore shoots. The higher grade shoots on the “B” zone typically form vertical elongated lenses. The “B” zone accounts for 60% of the tonnage and gold content of the Discovery gold deposit.

Drilling

Following the publication of a 43-101 report in June 2007, InnovExplo operated a drilling program for NAP Quebec on the Discovery Project with the objective of confirming the Discovery deposit extensions in the East, 600E and 1200E lenses. A total of 19 diamond drill holes were completed for a total of 11,821 metres. Three holes totalling 708 metres were aborted due to excessive deviation.

During the 2007-2008 drilling program most holes intersected typical Discovery-type mineralization with economic grades, and drilling confirmed that the East, 600E and 1200E zones are still continuous and open to the east and at depth.

In 2010, 40 drill holes totalling 25,495 metres were completed at the Discovery project.  The objective of the drill program was to extend the 1200E zone, which was not included in the Discovery Report. During 2011, the Company plans to update the Discovery Report.

Sampling Method and Approach

Early samples were collected by mechanically splitting the core in half. From 1996 onward, assay samples from presumed mineralized sections were collected by sawing the core in half. The remaining half was returned to the core boxes as witness. The core is in good condition and there is no evidence of misplaced pieces. Sample tags are generally still readable, although tags placed at the beginning or end of the remaining core samples are loose.

Samples collected by GéoNova were assayed at two laboratories in the Abitibi region: Technilab Inc. or Abilab Laboratories Inc., with check assays performed by the other lab. Some verification was also conducted at ALS Chemex-Chimitec for the 1996 program. SRK examined the drill logs in detail. GéoNova performed extensive checks of the assays and found them to be very consistent. In the more recent drilling programs performed by Strateco, blanks and standards were inserted in the sample stream and results were carefully monitored.

Drill core was cut with a diamond saw during Strateco’s 2004 drilling program. Samples were usually 0.75 to 1.25 metres long, with half the core kept as a witness sample and the other half sent for analysis at the ALS Chemex-Chimitec laboratory in Val-d’Or. The preparation and gold analysis protocols of the 2002 and 2003 drilling programs were modified in 2004 to improve the reproducibility of gold analyses. Analysis verifications were systematically made on rejects by fire assay with atomic absorption finish on samples grading over 2 g/t gold and with gravimetric finish for those grading over 5 g/t gold.

Approximately 10% of the first pulps were sent to the Bourlamaque Laboratory in Val-d’Or for additional analytical verifications. Some samples from the volcanite and volcaniclastic sequences at the north end of the gabbro sill were also analyzed for silver, copper and zinc using aqua regia extraction and inductively coupled plasma atomic emission spectrometry. Specific gravity determinations were obtained for gold zones of economic interest. Standard samples were added to the samples sent to the ALS Chemex-Chimitec laboratory as an integral part of a quality control program. No analytical problem was identified.

Quality Control Measures

For the 2006-2008 diamond drilling program, InnovExplo integrated a QA/QC program for bore hole survey data (collar and deviation surveys) and assay results. Assay results for the Discovery Project were monitored, and the quality and integrity of preparation and analysis documented. Using a series of quality control samples, the sample preparation and assaying processes were monitored and evaluated for:

•	the suitability of field sample size by measuring the precision of field duplicate samples;

•	the suitability of crushing/splitting/pulverization sizes by measuring the precision of coarse and pulp duplicate samples;

•	possible contamination through the sample preparation and assaying process by monitoring the results of laboratory analytical blank standards inserted by the laboratory;

•	the level of assay accuracy by measuring the accuracy of the laboratory internal certified reference standards and by assaying “blind” certified reference standards in each batch of samples.

Sample Preparation, Analyses and Security

The following section represents an updated excerpt from the SRK Regulation 43-101 compliant Technical Report on the Discovery Project (Couture, 2003), which is available on SEDAR (www.sedar.com). InnovExplo concurs with SRK’s validations and conclusions cited in this section, and believes the quality of the analytical data to be reliable and the sample preparation, analysis and security measures to have been carried out in accordance with best practices and industry standards.

Core samples collected during the various drilling programs were submitted to a number of laboratories to be assayed for gold. Homestake Mineral Development Company sent core samples to Chemex laboratories in Vancouver. International Corona Corporation used the Bourlamaque Laboratory in Val-d’Or, and GéoNova had their samples assayed by Abilab Laboratories Inc. in Val-d’Or or by Technilab Inc. in Ste-Germaine-de-Boulé, with some assay checks performed at the Bondar Clegg Chimitec Laboratory in Val-d’Or. Gold was mostly assayed by conventional fire assay with atomic absorption or gravimetric finish depending on gold content.

During the 1996 drilling program, GéoNova introduced basic assay verification procedures whereby selected core rejects were submitted to a second laboratory for verification. Apparently, discrepancies in assay results between the laboratories prompted more extensive assay verifications. In this process, some historical drilling intercepts were re-sampled (quarter core) and re-assayed using a metallic sieve fire assay technique. Unfortunately, SRK could not consult any reports documenting this assay verification and the resulting conclusions. It appears that from 1996 onward, metallic sieve assays were routinely performed in addition to conventional fire assays.

During the 2006-2008 drilling program, samples were sent to ALS Chemex-Chimitec of Val-d’Or by bus. The samples were put on a bus by InnovExplo personnel and picked up directly at the receiving bus station by laboratory personnel. Laboratory protocols for preparation and assaying were:

•	samples crushed at 90% -10 mesh;

•	1,000 g pulverized at 90% -200 mesh and homogenized;

•	a 50-gram pulp portion analyzed by fire assay with atomic absorption finish;

•	re-assay with gravimetric finish for samples grading over 3 g/t Au;

•	samples with visible gold analyzed by metallic screen method with a gravimetric finish on;

•	the coarse fraction and atomic absorption on the fine fraction (two 50-gram pulp portions).

The assay database contains approximately 700 rock density (specific gravity) determinations. No specific gravity data exist for holes drilled prior to 1997. The inadequacy of the specific gravity data may be corrected by acquiring rock density data using archived drill core.

Data Verification

The following section is excerpted and updated from the SRK Regulation 43-101 compliant technical report on the Discovery Project by Couture (2003), which is available on SEDAR (www.sedar.com).

For the 2003 resource estimate, SRK rebuilt the entire database and independently verified approximately 30% of the analyses against original assay certificates. The emphasis was given to results obtained by fire assay with a gravimetric finish and to samples for which metallic sieving combined with fire assay and gravimetric finish had been done. Only one typographic error was found and a few assay results (17) were moved to different columns in the spreadsheet as SRK tracked the laboratories and assaying procedures used for each of the available years (1988-2003). SRK also found approximately fifty (50) specific gravity measurements that were incorporated in the database.

The resulting assay database is a composite of all assays performed on the project, incorporating assay data from different assay techniques and for different subsample sizes. For the 2003 resource estimate, SRK did not average the assays; instead they established rules of precedence to determine the assay value to use: if “metallic sieve” data were available, they represent the primary values, followed in order of importance by fire assays with a gravimetric finish, and fire assays performed with an atomic absorption finish and reported in ppb.

For the current resource estimate, InnovExplo averaged all assays contained in the database for each sample, without any rules of precedence. Even though some assaying methods (like metallic sieve) have better precision than others (like fire assay with gravimetric or atomic absorption finishes), every assaying method possesses a certain level of imprecision. A large portion of this error comes directly from the sampling and preparation stages. The precision of the assay is dependent on the size of the initial sample and the initial crush/split specifications. Because samples and subsamples are generally too small to completely avoid the nugget effect in a gold deposit, even a “metallic sieve” assaying method can never be perfectly accurate. By averaging more than one assay point for each sample, the nugget effect and total error on the final value are minimized.

InnovExplo’s mandate during the course of the 2006-2007 exploration and drilling program included planning drill holes and wedges, core description, sampling and assaying protocols, QA/QC, and core box storage. InnovExplo updated the Discovery Project database using GeoticLog software, and also updated the cross-sections, plan views and longitudinal sections using GeoticGraph software. InnovExplo is of the opinion that all these tasks were performed according to industry standards.

The author, Carl Pelletier, visited the Discovery property several times during the 2006, 2007 and 2008 exploration and diamond drilling programs. Some of the historical drill areas were visited and the casings were found in place, identified by a wooden stake with the hole number written on an aluminum tag, as was the procedure for the 2006, 2007 and 2008 holes. The stripped area on the Discovery Zone was visited on October 2006. The majority of the stripped area was well exposed and only the extremities had become flooded. The mineralized (quartz, ankerite) shear zone is still exposed in the middle.

The core shack facilities at 1110C rue des Cormiers in Lebel-sur-Quévillon were used for core description and sampling during the program. The core storage facilities, located on Place Lebel, also in Lebel-sur-Quévillon, were used to store the core from the 2006-2007-2008 programs as well as core from earlier campaigns. The boxes from the earlier programs had been stored in core racks protected by a corrugated roof, and were still in good condition with the information on their aluminum tags still legible.

Mineral Resource Estimates

The mineral resource estimate and underlying assumptions for the Discovery Report are set out above. See “Description of the Business and General Developments - Mineral Reserve and Mineral Resource Tables” beginning on page 17.

The Discovery Report increased the measured and indicated resource by 15%, for a total of 1,278,973 tonnes grading 5.74 grams per tonne gold (236,180 ounces of gold). In addition, the inferred resource increased by 56% to 1,545,500 tonnes grading 5.93 grams per tonne gold (294,473 ounces of gold).

The Mineral Resources of the Discovery project were determined by 327 holes (122,360 metres) drilled by NAP Quebec and other companies. InnovExplo designed a two-phase approach to bring the project to an eventual production decision. In the first phase, an underground exploration program will confirm the mining methods and will aim to upgrade the resources using diamond drilling. At the same time, a bulk sample will be taken from two (2) stopes on two (2) different levels to confirm several parameters: metallurgy, grade, dilution, recovery, etc. The Inferred Resources will likely be upgraded by the proposed drilling campaign and will allow a development decision to be made about the deepening of the shaft during the second phase.

This second phase is designed to lead to a production decision. The production target is 700 tonnes per day, seven days a week, for 245,000 tonnes per year. The resources considered in Phase I and II of this study amount to 470,889 @ 6.67 g/t Au for the Indicated category, and 135,364 @ 10.1 g/t Au for the Inferred category. After mining and milling recoveries, 132,010 ounces will be produced during Phase I and II. The duration of Phase I will be thirty (30) months, and Phase II will take three years. Phase I and II are separated by a one-year interim period during which the preparation work for Phase II will be completed, as well as a pre-feasibility study.

The shaft will descend to 260 metres in Phase I, and to 620 metres in Phase II. Not all the resources were used for the Phase II mining scenario: 811,193 tonnes @ 5.21 g/t Au in the Measured and Indicated categories and 1,410,136 tonnes @ 5.53 g/t Au in the Inferred category remain available. For the long-hole stopes, a cut-off of 4.00 g/t was used to reflect cost for shrinkage stoping, and a cut-off of 5.00 g/t was used to reflect higher mining costs. Production duration will likely be longer if the first phase of exploration drilling succeeds in upgrading all or part of the Inferred resources to the Indicated category.

Only the portion of the resources down to a depth of 620 metres was used, representing 37% of the Measured and Indicated resources and 9% of the Inferred resources. Successful upgrading of those resources during exploration drilling will imply a much longer mine life. If all known resources in the Zone B are converted to reserves, mine life will be extended for another four years for a total of seven years. InnovExplo recognizes that it is impossible at this point in time to predict which part of the Inferred Resources will be upgraded to the Indicated category, or which part could be converted to Mineral Reserves. The deposit is open at depth and laterally, and past drilling has shown potential for expanding resources through further drilling.

Mining Operations

Mining Methods

Although a production decision has not been reached, the mining methods presently envisaged for the Discovery Project are shrinkage and long-hole stope.

Shrinkage
This mining method consists of taking successive 2.4-metre high horizontal lifts starting at the elevation of the haulage drift. It is characterized by the fact that a significant part (approximately 60%) of the broken mineralized material will leave through the stope until the end of the stope life. After each blast, the ore surplus caused by swelling (approximately 40%) is extracted in a manner that leaves free space between the material broken and the mineralized material in place thus allowing workers to circulate.  The broken ore, kept in the room, serves as a floor and helps support the walls. The stope is emptied when the block has been completely blasted.

Shrinkage is a selective method that allows daily follow-up of the mineralized zone, and one that permits better recovery at stope abutments. In addition, the low-grade part could be left as a pillar to improve ground stability and mining grades.

Long-hole stope
The mineralized zones are subvertical and the wall rock is very competent (gabbro). The long-hole stope mining method is cheaper than shrinkage and should be used as soon as the thickness of the mineralization exceeds 2.4 metres. The method consists of drilling and blasting 54-millimetre diameter upward holes in a pattern parallel to the walls. These boreholes allow the block to be blasted by successive vertical breaks.

Hole length is constrained by the narrowness of the vein and the deviation of the hole. Drilling length has been limited to about 17 metres, which means that every 55-metre wide by 60-metre high stope will require two sublevel drifts.

Environmental Considerations

An exhaustive characterization of the project mine site was not performed for the purposes of this study. At the appropriate time, all required characterizations, verifications and studies regarding such a mining project will be integrated within the scope of the work for the permitting phase of the project. However, previous metallurgical tests determined that the mineralized material would not be acid generating.

Based on knowledge of the regional environment, it appears that no exceptional characteristics regarding either water and sediment quality, or rare or endangered fauna/flora species, are present on the property.

Flordin Property
Overview

During the last quarter of 2009, the Company hired the consulting firm InnovExplo of Val D’Or to prepare a 43-101 resource estimate (the “Flordin Estimate”) on the Flordin gold deposit.  The Flordin Estimate estimated that there were 29,700 tonnes of measured resources grading 4.6 g/t, 649,200 tonnes of indicated resources grading 4.24 g/t and 1,451,400 tonnes of inferred resources grading 3.63 g/t.

Project Description and Location

The Flordin Project is approximately 30 kilometres north of the town of Lebel-sur-Quévillon, Quebec. The project is located in the Desjardins Township.

The Flordin property represents forty contiguous ground-staked claims and covers an area of 593.09 hectares (40 mining titles). All titles are in good standing and registered 100% to NAP Quebec.

Royalties

In July 2007, Cadiscor acquired a 100% interest in the Flordin property after signing a Purchase Agreement with IAMGOLD Corporation. To acquire the property, Cadiscor agreed to issue 300,000 common shares of Cadiscor to IAMGOLD and grant a 1% NSR production royalty on future commercial production from the property. Cadiscor has a pre-emptive right at any time to purchase back this 1% NSR royalty for US $1,000,000. Moreover, 37 of the 40 claims are subject to a 20% Net Profit Interest (“NPI”) in favour of Flordin Mines Ltd.

On May 26, 2009, the Company acquired all of the issued and outstanding shares of Cadiscor and consequently retains 100% ownership of the Flordin property. In March of 2011, Cadiscor changed its name to NAP Quebec Mines Ltd.

Environmental Liabilities

There are no known restrictions with regards to mineral exploration work on the property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Flordin Project is located in the Desjardins Township, approximately 40 kilometres north of Lebel-sur-Quévillon in the Jamésie region of northwestern Quebec, Canada. The property is readily accessible from provincial road 113 onto a seasonal gravel road built to access the property’s interior.

The Flordin Project is characterized by a relatively cold and humid continental climate. Minimum winter temperatures are close to -20°C, with an extreme record low of -43°C. Maximum summer temperatures are close to 23°C, with an extreme record high of 36°C. The average annual snow accumulation is 300 cm, and the average annual rainfall is 625 mm.

The town of Lebel-sur-Quévillon, with a population of 3,000, is the closest community. The project is located about 200 kilometres from Val-d’Or. Val-d’Or has quality manpower and is a place where companies can hire reliable, qualified and experienced staff. Electricity to the property could be provided by Hydro-Québec, and ample water is available from rivers and lakes for processing purposes.

The Flordin property is located in the Abitibi Subprovince of the Canadian Shield. The topography of the area is characterized by low ridges and hills flanked by generally flat areas of glacial outwash and swamps with numerous lakes and bogs. Overburden depth varies from 0 to 10 metres, and consists of stratified clays as well as glacial and fluvio-glacial Pleistocene deposits.

History

The Flordin claim group has been the subject of a number of exploration ventures since 1935. From 1935 to 1936, the first reconnaissance work was carried out on the Flordin property by Coniagas Mines Ltd. and Hollinger Mines Ltd., leading to the discovery of mineralization. Extensive surface work took place, including 100 diamond drill holes (4,745 metres) drilled on a 3 kilometre trend of gold-bearing veins. The work delineated the #1, #2 and Carthwright zones, of which the first two are now known as the “E” and “B” zones respectively. A total of 4,877 metres of trenching was also carried out on the Flordin property.

In 1939, International Mining Corporation optioned the project from the new owner, Flordin Mines Ltd., and followed up on the positive earlier results by sinking a shaft in the Carthwright Zone.  A total of 283 metres in 150 test holes and 540 metres in 24 diamond drill holes were completed in underground workings from 1939 to 1941, when the project was suspended.

The Flordin property lay dormant until 1978, when it was optioned by Dalhousie Oil Corporation. Five surface diamond drill holes were drilled on the Carthwright Zone, for a total of 461 metres.

In 1980, Sullivan Mining Group optioned the Flordin property. In 1981, an agreement was reached with SOQUEM allowing them to acquire 50% of Sullivan’s interest in the Flordin property.

From July 1981 to October 1982, 71.8 kilometres of line were cut on the Flordin property. Fifty-five diamond holes were drilled totalling 9,029 metres.  Some trenching work was done near the future ramp, and geological mapping was performed across the property.

In September 1986, an agreement was signed between Sullivan Mining Group Ltd. and Bachelor Lake Gold Mines Inc. for the exploration and development of the “B” Zone. The exploration program included the construction of an access road, ramp excavation, drifting, crosscutting, and surface diamond drilling.  Sixty-eight diamond drill holes totalling 9,705 metres were drilled on the Flordin prospect.  Bachelor Lake obtained a 49% interest in the prospect after investing $1,549,000 in exploration work.

From October 1986 to February 1987, the first phase of underground exploration was carried out.  A total of 5,511 tonnes of ore and 7,905 tonnes of waste were excavated.  The broken muck was transported to a mill near Desmaraisville owned by Bachelor Lake. In mid-June 1987, a total of 5,174 dry metric tons were processed at the mill. A total of 372.048 ounces was sold to the Royal Canadian Mint and 10.513 ounces were kept in the mill inventories.  A second phase of underground exploration comprising 2,277 metres of diamond drilling was carried out from June 1987 to August 1987.

On October 15, 1987, Cambior Inc. acquired Sullivan Mining Group Ltd. and its 51% interest in the Flordin Project. An important diamond drilling program was carried out from September 1987 to January 1988, totalling 9,868 metres in 47 holes. During this time, outcrop stripping, geological mapping and channel sampling were carried out on the property surface.

Between September 1988 and January 1989, Western Premium Resources Corp. carried out an underground exploration program. Enlargement of the existing ramp was carried out. By the end of program, some 11,000 tonnes had been broken of which 4,879 tonnes was ore.

In 1998, Cambior Inc. acquired a 100% interest in the Flordin property. In 1999, Cambior proceeded with the rehabilitation of the Flordin site. The ramp and old openings could not be accessed. The drill core was placed in the ramp, and the collar of the ramp was banked using waste.

In July 2007, NAP Quebec acquired a 100% interest in the Flordin property after signing a purchase agreement with IAMGOLD Corporation.  In 2007-2008, NAP Quebec undertook geological compilation work and carried out a diamond drilling program on the property. Previously delineated mineralized zones were encountered, as well as the Boundary Zone, a new zone in the southern part of the property.

In 2010, 212 drill holes were completed from surface to 100 metres depth totalling 25,270 metres.  Shallow overburden was removed from sub-cropping mineralization over an area 100 metres by 30 metres and the area mapped and sampled in detail.

Geological Setting

Regional Geology

The Abitibi Subprovince is dominated by the Abitibi Greenstone Belt, one of the world’s largest contiguous areas of low grade Archean volcanic and sedimentary rocks. The Abitibi Greenstone Belt is also one of the world’s richest mining areas, and has produced major amounts of gold, copper, zinc, silver and iron from the Timmins, Kirkland Lake, Rouyn-Noranda Val-d’Or, Matagami and Chibougamau camps. The Abitibi Greenstone Belt has been intensely studied and explored, mainly due to its economic importance, excellent state of preservation of its rocks, and accessibility. The Abitibi Subprovince is bounded on the west by the Kapuskasing structural zone. In the southeast, it is in tectonic contact with Neoarchean rocks of the Pontiac Subprovince and with gneiss units of the Grenville Province.

The Abitibi Subprovince was divided into the Southern Volcanic Zone (SVZ) and the Northern Volcanic Zone (NVZ). The limit between the NVZ and SVZ corresponds to the Destor-Porcupine-Manneville Fault Zone.

Local and Property Geology

The Flordin gold deposit lies within the Cameron Deformation Zone, a major NW-SE structural discontinuity.  This shear zone is at least 80 kilometres long and reaches up to 5 kilometres wide.  The sequence begins with massive to pillowed volcanic flows surmounted by sedimentary rocks of the Taibi Group. The sedimentary rocks are covered by another volcanic unit composed of mafic and felsic lavas. The sequence was intruded by the felsic Lac Cameron and Franquet plutons.

Sedimentary rocks are present in the extreme northern part of the property where the magnetic signature is typically low. Intrusive rocks are present as narrow alkalic dykes. They may be genetically related to a granite/syenite body northwest of Cameron Lake. These rocks are generally pinkish, medium grained and homogeneous; some varieties are buff-coloured and contain up to 10% quartz phenocrysts. Very few mafic to intermediate varieties have been observed.

Exploration

NAP Quebec performed a surface diamond drilling exploration program in 2007-2008 and again in 2010. This program is described in the Drilling section. Earlier exploration activities are described in the History section.

Mineralization

Gold mineralization occurs in 10 major zones in the Flordin deposit. From north to south, they are: “F” Zone, “F2” Zone, “E” Zone, “E2” Zone, “D” Zone, “C” Zone, “B” Zone, “A” Zone, South-1 Zone, South-2 Zone.  The South-1 and “B” zones were the best known by these earlier geologists because they were accessed by drifts, raises and stopes. Some features of other zones are known only through diamond drilling.

The “B” Zone consists of a mylonitized quartz vein that contains fragments of metasomatized and mylonitized relict host rocks with variable amounts of sulphides. The lenses of the “B” Zone quartz vein are arranged so that where one vein pinches out, another vein reopens 2 to 10 metres further. Most of the gold mineralization is restricted to veins, and more specifically impregnated on their walls where abundant sulphides are present. The remainder of the gold is present in sheared and altered wall rock. Several generations of quartz are present, described in the literature as large strained crystals, as a mosaic of recrystallized grains, or simply as recrystallized grains.

The gold-bearing veins are composed mainly of quartz, generally milky white but sometimes smoky grey. Calcite is the second mineral of importance, accounting for approximately 8% of the rock by volume. Calcite generally occurs as elongated accumulations about 0.5 cm to 4.0 cm wide near the vein margins, and also occurs in dessiminated form. Near the contacts with the host rock, tourmaline occurs as isolated crystals or in bands, accompanied by pyrite, chalcopyrite, some carbonate minerals, sericite and albite. The auriferous veins also contain approximately 3% chlorite as millimetric bands.

Pyrite is the main sulphide mineral, constituting anywhere from 1% to 20% of the veins. Pyrite forms small aggregates along the vein margins and in the chloritic bands within the veins. Altered wall rocks may average more than 5% pyrite. Pillow basalts, the dominant host rock to the veins, contain an average of 3% pyrite in disseminated form and along fractures.

Visible gold is rare, and where present occurs in association with a metallic mineral thought to be a telluride. Numerous isolated gold grains were observed microscopically in the matrix and enclosed in pyrite, or along pyrite margins. Hematite is widespread (up to 6-7%).

The South-1 Zone is an area of intense mylonitization and hydrothermal alteration similar to the “B” Zone. The South-1 Zone is marked by a shattered appearance, characterized by pervasive alteration and injections of minute quartz stringers. Carbonate-rich quartz veinlets are intercalated with bands of volcanic material. Late quartz-carbonate-albite veinlets were also observed. Ductile deformation of this zone likely took place without rupture of the deformed rock. Instead, permeability was probably the result of fabrics propagating through the rock. Fluid flow was focused along the fabrics and therefore generated widespread disseminated alteration and mineralization.

Both deformed and unstrained pyrite account for 3-4% of the rock by volume. Pyrite hosts inclusions of chalcopyrite, pyrrhotite and numerous grains of a silver-coloured mineral. Hematite (6-7%) and isolated chalcopyrite crystals are also present. Several gold grains occur at the interface between pyrite grains and/or chalcopyrite grains.

The mineralization and alteration features of other mineralized zones in the Flordin deposit are similar to those of the South-1 Zone. These other zones were delineated by diamond drilling only, and their geological features are thus less well known than those of the “B” and South-1 zones. Rocks in the mineralized zones are beige to brown in colour. In many places, the rocks appear bleached.

Drilling

Following the compilation of all available geological data for the Flordin property, NAP Quebec carried out a two-phase diamond drilling program. The first phase was performed from December 17, 2007 to January 29, 2008. The 2007-2008 drill contract was awarded to Foramex of Rouyn-Noranda, Quebec. A total of 5 diamond drill holes totalling 1,541 metres were drilled. All holes were drilled from north to south. The location of each hole was established using the old local grid established by previous companies. All recovered core was NQ diameter. The casing for each hole was behind, and the tops were not cemented. The casings were surveyed in the field by a surveyor from the firm of Jean-Luc Corriveau Arpenteur-Géomètre in Val-d’Or, Quebec.

The 2007-2008 drilling program investigated the 10 known mineralized zones. The diamond drill holes intersected the envelope of these mineralized zones. Many occurrences of gold mineralization were observed during drilling.

Benoit Drilling of Val-d’Or, Quebec, was awarded the 2008 drill contract. Drilling ran from May 14 to May 23, 2008. 2 NQ diamond drill holes were completed for a total of 351 metres. The holes were drilled from south to north, and the casings left behind. The overall objective of the 2008 program was to follow up on the Boundary Zone that had been intersected by two earlier underground diamond drill holes. All core from 2007 and 2008 is stored in tagged core boxes at the NAP Quebec core shack in Lebel-sur-Quévillon, Quebec.

In 2010, 212 drill holes were completed by Rouillier Drilling of Amos, Quebec from surface to 100 metres at depth, totalling 25,720 metres of NQ coring.

Sampling Method and Approach

All drilling, sampling and analysis are subject to ongoing industry standard QA/QC protocols.  This includes regular insertion of purchased standards and blanks.

The protocol for drill core was established by NAP Quebec and InnovExplo, and verified by Vincent Jourdain, ing., Ph.D., of NAP Quebec. InnovExplo was responsible for the 2007-2008 surface drilling program. InnovExplo found no indication that anything in the drilling, core handling and sampling procedures, or in the sampling methods and approach, could have had a negative impact on the reliability of the reported assay results.

The core from diamond drill holes FD-07-01 to FD08-04 was examined and described by two geologists from InnovExplo, whereas the core from diamond drill holes FD08-05 and FD08-06 was examined and described by a consulting geologist. After logging, the core was sampled by Valmont Beaulieu, a technician from InnovExplo, at Lebel-sur-Quévillon, Quebec according to an established protocol. The selection of drill core for sampling and assaying was based on the presence of alteration, sulphide mineralization, and/or quartz veins. Both walls of the selected zones of interest were also sampled.

First, the core of the selected section was cut in half with a rock saw, with one half put aside for eventual shipment to the laboratory. The second half of the core was then put back in its place in the core box, and a tag bearing the same number was placed at the beginning of sawed core halves forming the selected sampled length. The rock saw was cleaned thoroughly, as was the working table, before proceeding to the next sample. Each bag, after being closed and tied, was then placed with other samples into a larger bag for shipment. Each of these larger bags typically contained 25 samples. All samples were shipped to the ALS Chemex laboratory in Val-d’Or. Sample lengths ranged from 0.50 to 1.50 metres.

Sampling, Analysis and Security

All drilling, sampling and analysis are subject to ongoing industry standard QA/QC protocols.  This includes regular insertion of purchased standards and blanks.

A quality assurance / quality control program was present for the NAP Quebec 2007-2008 diamond drilling program. The adopted protocol is based on a fusible batch size of 81 samples.  Three sub-batches of 25 samples are combined to create a single large batch of 75 samples to be shipped to the laboratory. All samples shipped from the field are identified by individual sample number, including batch and sub-batch identification.  Each sub-batch is comprised of: (i) 22 regular samples; (ii) 1 field duplicate sample selected at random; (iii) 1 field blank; and (iv) 1 certified reference material (“CRM”).  In addition, the laboratory inserts 1 coarse crush duplicate sample split, selected at random, into each 25-sample sub-batch, for a total of 78 samples per large batch. To this batch of 78 samples, the laboratory adds 1 laboratory internal analytical blank standard, inserted at random and 2 laboratory internal CRMs, inserted at random for a total of 81 fused samples.

A series of duplicate samples taken at each stage of the sampling and sample preparation process enables the precision to be monitored incrementally. The number of duplicate types depends on the number of process steps, but typically includes 3 types, namely the field duplicate sample, a coarse crush duplicate sample, and a pulp duplicate sample. In cases with more complex sample preparation flow sheets, the protocol may require additional duplicates, such as in the case of a multi-stage crushing process.

Security of Samples

All drilling, sampling and analysis are subject to ongoing industry standard QA/QC protocols.  This includes regular insertion of purchased standards and blanks.

In December 2007, InnovExplo was contracted by NAP Quebec to supervise the drilling program on the Flordin property. InnovExplo also supervised core logging during the 2007-2008 drilling program. Only the core from NAP Quebec’s drilling program is available for verification.

Geological logging was completed using codes reflecting lithology combined with qualifiers for mineralogy, alteration, structural elements and mineralization. A brief description was also included. The logging codes are amenable to management in a computer database, and in this case, NAP Quebec supplied the Flordin data as a GeoticLog database. Paper logs for all surface and underground diamond drill holes from 1935 to 2008 were available for consultation by InnovExplo personnel. Geotechnical logging was not performed; consequently, none of the diamond drill hole logs record fracture frequency or Rock Quality Designation.

InnovExplo verified the data that was available for the purpose of producing a 43-101 resource estimate. InnovExplo chose 3 cross-sections (6280E, 6295E, and 6310E) to work with, and the geological information for the 28 drill holes on these cross-sections was verified using the original paper logs. The assays presented on the sections could only be checked against assays recorded on the paper logs because assay certificates are no longer available for holes drilled before 2007. No discrepancies between the paper logs and cross-sections were uncovered, so the authors considered it reasonable to assume the positive verification results for these 28 holes are representative of the 260 diamond drill holes used for the 43-101 resource estimate, despite representing only 10.8% of the total. InnovExplo also verified all diamond drill hole locations on the Flordin property. It was discovered that the positions for some of the diamond drill holes drilled from 1933 to 1935 (the H-series) were inaccurate.

The GeoticLog database provided by NAP Quebec contained data for all diamond drill holes carried out on the Flordin property. InnovExplo transferred the GeoticLog data into a Gemcom database and validated and corrected the data. All surface and underground diamond drill holes were retained. The resulting database consists of 335 diamond drill holes totalling 38,517 metres.

Mineral Resource and Mineral Reserve Estimates

The mineral resource estimate and underlying assumptions for the Flordin Property are set out above. See “Description of the Business and General Developments - Mineral Reserve and Mineral Resource Tables” beginning on page 17.

Exploration and Development

The potential for delineating additional mineral resources in the Flordin property area is considered to be excellent. The known length of the “B” Zone, the main zone, is approximately 1,300 metres, and the known depth is about 400 metres. The deposit is still open laterally and at depth. Future exploration work should focus on the lateral extensions of the known mineralized zones, as well as the down-dip and along-strike extensions.

There are still many areas between 0 and 425 metres deep where it may be possible to define or discover additional mineral resources because the drill spacing is too far apart. The optimal drill spacing for outlining Indicated Mineral Resources would be 15 x 15 metres (i.e., a maximum spacing of 15 metres between cross-sections).

The Flordin Estimate refers exclusively to the area encompassing the “A” to “F2” zones and the South-1 and South-2 zones. It does not consider grassroots-stage exploration targets on the Flordin property. The Flordin property covers a large land position in the Cameron Deformation Zone. Very little exploration has been carried out in the southern part of the property where the Boundary and South-2 zones were intersected by diamond drilling, or in the eastern part of the property toward the Carthwright Zone where only a few diamond holes have been drilled.

Shebandowan West Project
Overview

At the request of the Company, Des Cullen, P.Geo., Consulting Geologist, F.H. Brown CPG, Pr. Sci. Nat., Consulting Geologist, and Laila Sedore (Potvin), P.Eng., Mill Superintendent at LDI, prepared a report dated August 9, 2007 entitled “Technical Report on the Shebandowan West Project, Thunder Bay Mining Division, Northwestern Ontario” (the “Shebandowan Report”). Each of Mr. Cullen and Mr. Brown is a “qualified person” within the meaning of NI 43-101 and is independent of the Company. Mrs. Sedore is also a “qualified person” within the meaning of NI 43-101 and was an employee of the Company at the time the report was issued.

In light of the sharp decline in metal prices in the fall of 2008, the Company ceased all activities with the Shebandowan joint venture, including the Shebandowan West Project.  In light of a more favourable outlook for nickel prices the Company and Vale Inco conducted a $1 million exploration program in 2010.

The following description of the Shebandowan West Project has largely been summarized from the Shebandowan Report, a copy of which is available on SEDAR at www.sedar.com under the Company’s profile.

Project Description and Location

The Shebandowan West Project is located in Hagey and Haines Townships in the Thunder Bay Mining Division, approximately 90 kilometres west of Thunder Bay, Ontario. The UTM co-ordinates for the approximate centre of the property are 700500 E, 5386800 N.

The Shebandowan joint venture consists of six unpatented claims (eight units) covering an area of approximately 132 hectares, and 205 patented and leased mining claims totalling approximately 7,842 hectares, all of which are held 100% by Vale Inco. The Shebandowan West Project is part of this larger land package that includes the leases hosting the current Shebandowan mine workings.

On December 3, 2003, the Company entered into an option joint venture agreement (“Agreement”) with INCO, now Vale Inco, who owned a 100% recorded/registered and beneficial interest in the rights to explore and mine the properties (a part of which are the subject of this report).  Vale Inco granted to NAP an option to earn an interest in the properties and upon the exercise of the option of NAP, the parties would form an operating joint venture. This Agreement dated December 3, 2003 did not include the leases that encompass the current mine workings.

On March 31, 2006 the current Agreement was modified to include the mine leases that encompass the past producing Shebandowan mine workings and a formal option joint venture agreement was signed.

Under the terms of the revised agreement, Vale Inco granted to NAP the further sole and exclusive right and option to earn a 50% undivided interest as a tenant in common of the properties, free of all encumbrances, but subject to the provisions of the option, by incurring an aggregate of not less than $3,000,000 in expenditures and making payments to Vale Inco of an aggregate of $200,000 on or before the end of the option period.

Vale Inco retains a back in right to become operator and increase its interest to 60% within 90 days upon receipt of a feasibility study. Vale Inco must incur expenditures equalling 200% of NAP’s total expenditures incurred as of the time of the delivery of notice from Vale Inco to become operator.

The property includes extensive surface rights that in the past had a power-line approximately 6 kilometres to the north of the property that previously serviced the Shebandowan mine. Also on the property are backfilled and flooded mine workings immediately east of the project area. A tailings pond, pump shack and gate house remain on the property as well.

No permits were required to undertake the drilling, metallurgy and resource estimate by the Company on the Shebandowan Property. Permits will be required if a decision is made to develop a mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Shebandowan joint venture property is located approximately 90 kilometres west of Thunder Bay, Ontario, and is centred 15 kilometres west southwest of the town of Shebandowan, which is situated on Trans Canada Hwy #11.

Year round access to the property is available via the Inco Mine Road that starts at Shebandowan and crosses the property. Temperatures range from highs of 35°C in summer to lows of –30°C in winter, with snow cover between November and May. The best season for exploration is between June and October, although exploration activities of lake covered or swampy areas such as geophysical surveys and diamond drilling might best be conducted after winter freeze-up.

Thunder Bay is a city of approximately 122,000 with an international airport, rail service and port facilities on Lake Superior. Shebandowan is a town with a very small year-round population and limited services including seasonal accommodation, electrical and telephone utilities, railroad, highway and public lake access to Lower Shebandowan Lake.

Based on the history of the property and the mine, the project area has sufficient surface rights and sufficient availability of power, water, mining personnel and mining infrastructure to carry out future mining operations.

History

The following chronology is from MNDM Mineral Deposit Files: INCO-Shebandowan. The reader is cautioned not to rely on historic information as its accuracy cannot be guaranteed.

1913-14	Nickel is discovered by W. W. Benner at Discovery Point. Test pits blasted by Cross Brothers.

1923	Samples are sent to the Ontario Department of Mines provincial assayer.

1927-30	Trenching, stripping and diamond drilling is conducted by Cross Brothers. Geological mapping and diamond drilling is performed.

1936-52	Claims are purchased by Inco; trenching, test-pitting, geophysical surveys and diamond drilling is conducted.

1952-65	Intermittent diamond drilling is undertaken by Inco.

1966-67	No. 1 development shaft is commenced in spring 1966 and completed in the following year. Underground diamond drilling is conducted. Geophysical surveys performed.

1966-67
Inco undertakes various exploration programs while development and production of the orebody continues, including: geological, geophysical and geochemical surveys; stripping; and diamond drilling in the search for both precious and base metals.

1972-98
Aubut, Lavigne, Scott and Kita state in “Metallurgy, Stratigraphy and Structure of the Shebandowan Greenstone Belt” (1990) that the Shebandowan mine “has been in semi-continuous production since 1972 at an average production rate of about 2,000 tons per day”. The orebody is up to 150 feet wide, has a strike length of 6,200 feet and plunges to the east.

1972-98	Concentrate produced from the Shebandowan mine is alternatively shipped to Sudbury, Ontario, or Thompson, Manitoba, for smelting and refining.

1972-98	Production from the Shebandowan mine totalled 8.7 million tons at 2.07% nickel, 1.00% copper and approximately 3.0 g/t PGM and gold (B. Schnieders, personal communication).

1993-2001
The provincial and federal governments undertake many mapping projects in the area, the most recent of which include: geological mapping by Osmani (1993) OGS Map 2625 and 2626; airborne geophysical survey (1991) OGS Map 81560; Lake sediment and water geochemical survey (2001) OGS open file report 6057; and Till sampling survey (2001) OGS open file report 6046.

1998-2006	The Shebandowan mine ceased production in 1998 and by 2006 the mine site had largely been rehabilitated with continuing maintenance and monitoring of the tailings site.

Geological Setting

Regional Geology

The Shebandowan joint venture property is underlain by the Shebandowan Greenstone Belt which is part of the Wawa Subprovince of the Superior Structural Province of the Canadian Shield. In this area, the Wawa Subprovince is fault-bounded to the north by the sedimentary plutonic suites of the Quetico Subprovince and to the south by the Paleoproterozoic rocks of the Animikie Group and the Keweenawan Supergroup.

Property Geology

The Shebandowan West Project lays immediately west of the past producing Shebandowan mine. The project area is located along the western strike extension of the former orebody and exhibits many similar geological features and controls to those found at the mine-site.

The Shebandowan West Project area is underlain by east-west-striking and steeply north-dipping Keewatin metavolcanics and ultramafics with local interflow metasediments lying north of Timiskiming metavolcanics and metasediments. A regional fault called the Crayfish Creek Fault is a dextral fault generally found along the southern contact of the southern ultramafic, separating the Keewatin and Timiskiming rocks. The southern Timiskiming rocks consist of intensely foliated and sheared agglomerates and felsic to intermediate metavolcanics now sericite schists.

A younger granite called the Shebandowan Lake Stock intruded the Keewatin metavolcanics and lies on the north side of the project area. The Keewatin metavolcanics consist predominantly of crudely banded mafic volcanics that often exhibit intense foliation and shearing associated with strong chlorite and epidote alteration. Within the Keewatin Metavolcanic suite are ultramafic units thought to be magmatic flows or sills that host nickel and copper-bearing sulphides and chromite mineralization. The ultramafic units strike approximately 107 degrees and dip sub-vertically. There are two ultramafic bodies termed the “Northern” and “Southern” Peridotites, which lie within and along the southern contact of the banded Keewatin metavolcanics along the Crayfish Creek Fault.

Exploration

Exploration Geophysics

In February of 2004, Geotech Ltd., on behalf of the Company, flew a helicopter-borne, time domain, electromagnetic (“EM”), geophysical survey over an area that included the Shebandowan West Project. The airborne survey included collection of EM and magnetic data. The survey was flown at 100 metre line spacings in a north-south direction at 80 kilometres per hour. The data recording rates were 0.1 second for both EMs and magnetics with an EM sensor flight height of 30 metres. The mine stratigraphy was used as a base of reference to work from producing magnetic and EM anomalies. The ultramafics within the Shebandowan West Project are highlighted as moderate magnetic anomalies with weak-to-moderate local EM conductors.

In February 2004, on behalf of the Company, Crone Geophysics & Exploration Ltd. conducted a Surface Pulse EM survey over the D-Zone, and the western portion of the Shebandowan West Project. A grid was cut by Nord-Ouest Exploration totalling approximately 5,350 metres having 200 metre line spacing and 1,100 and 1,150 metre length lines along with a baseline. Results of the survey produced a moderate EM anomaly in an area of known mineralization and historic drilling.

From September 20 to 28, 2004, Geosig Inc., on behalf of the Company, conducted a detailed ground magnetometric gradiometric survey over the Road and D-Zones. The survey was carried out on a flagged grid of 30.7 line kilometres. The grid consisted of 300 metre lines spaced at 12.5 metres apart. The readings were taken along the grid lines every 5 metres. Due to the location of Shebandowan Lake, the survey could only be conducted on the central to western side of the property. The intent of the survey was to better define the near surface geology as well as identify important structures that may influence the location or emplacement of the nickel copper mineralization.

A small gravity survey was conducted along Shaft 1 road across the stratigraphy of Road zone by A. Spector of Allan Spector & Associates Ltd. The survey took place in July 2004 using a thermostatically controlled Sodin gravimeter and a differential barometric altimetry system at 100 metre stations along the road. A gravity anomaly was generated over the ultramafics that host the Road Zone mineralization.

Exploration Trenching

On behalf of the Company, J & J Hackl Ltd. was contracted to do trenching in the D-Zone area, which was carried out in October 2006. Six trenches were dug with a Tanga F221 Excavator and a one-yard bucket in an attempt to extend mineralization along strike of the historic D-Zone showing. Two out of the six trenches directly west of the historic showing uncovered mineralization, while the other four uncovered barren ultramafic rocks. Three of the six trenches were filled in due to extensive overburden depths. Various beep-mat traverses were carried out north-south across stratigraphy to try and discover surface conductors.

Exploration Drilling

Throughout 2005 and 2006, three diamond drill programs (D-Zone, Phase I and Phase II) were carried out. See “Drilling” below. All diamond drill holes were collared west of and on Discovery Point of Lower Shebandowan Lake targeting the D, Road and West Zones. A total of 87 diamond drill holes were completed totalling 13,102.3 metres.

Mineralization

Nickel copper mineralization on the Shebandowan West Project is believed to represent the western extension of the Shebandowan mine orebody. At the Shebandowan mine, nickel copper bearing sulphide mineralization strikes 107 degrees, dipping sub-vertically and was mined over a 2.0 kilometre strike length and to a vertical depth of 902 metres. Mineralization at the Shebandowan mine was mainly hosted within the Northern Peridotite, along the contact with the hangingwall Keewatin metavolcanics. Nickel copper sulphide mineralization occurred generally as irregular lenses of semi-massive breccia style sulphides and as stringer sulphides, with more localized pods of massive sulphide material. In general, the massive sulphides tended to have a higher nickel tenure while the copper rich sulphides were more associated with PGM mineralization within the stringer style mineralization and, where present, net-textured sulphides. The sulphide mineralization appears to gradually shallow and thins out to the west while the eastern boundary is reported to be steeply plunging with a higher sulphide content.

Nickel copper mineralization has been traced by diamond drilling across most of the Shebandowan West Project, however the mineralization appears discontinuous, forming three separate zones called West Zone, Road Zone and D-Zone (from east to west respectively).

Mineralized Zones

The West Zone is the largest of the three nickel copper zones on the Shebandowan West Project and lies immediately west of and includes parts of the area around Shaft 1. It has a known strike length of 285 metres and varies between two and 20 metres in width averaging six metres and has been traced from surface to a depth of 175 metres. This mineralization strikes 107 degrees and dips sub-vertically. Nickel copper mineralization in the West Zone is comprised of disseminated to massive sulphides located along the northern or hangingwall contact of the Northern Peridotite. Common sulphide minerals within the mineralized horizon are pentlandite, pyrite, chalcopyrite, pyrrhotite, violerite, bornite and millerite.

There has apparently been a significant amount of remobilization associated with post mineral deformation and faulting, as a result of which the sulphide mineralization appears to pitch and swell both along strike and in a down dip direction. This is the case for the West Zone as well as for the Road and D Zones. This pinching and swelling was also a common feature noted in the Shebandowan mine. Inco has stated that the sulphide mineralization has been seen pinching from approximately 30 feet to two feet over the length of one round underground.

The Road Zone is located between West Zone and the D-Zone. Mineralization in the Road Zone differs somewhat from the West and D-Zone as it appears to have bifurcated and is hosted within two separate but subparallel ultramafic units (North and Main Units). The North and Main Units are interpreted to represent the lateral equivalent of the Northern Peridotite. Both nickel copper zones are composed of disseminated to massive pyrrhotite, chalcopyrite, pentlandite and pyrite that vary in concentrations and widths located at the northern or hangingwall contacts of the North and Main Units. The Road Zone mineralization is typically highly variable in widths from 0.5 to 15 metres but averages four metres in width for the North Unit and five metres in width for the Main Unit. Mineralization has been encountered in drilling down to a depth of 181 metres where it appears to be closed off and can be traced along strike for 483 metres.

The D-Zone is an historic surface showing discovered in the late 1920s. Previous historic drilling suggests that the D-Zone represents the western-most extent of near surface nickel-copper bearing sulphide mineralization. Mineralization in this area is very shallow and discontinuous. The presence of late felsic diking and faulting has caused significant disruption and offsetting of the mineralization. Sulfides in this zone vary from disseminated pyrite to massive pyrrhotite with associated pentlandite, chalcopyrite and pyrite. Breccia style mineralization is most common.

Mineralization Types

Nickel-copper sulphide mineralization observed in drill core on the Shebandowan West Project generally occurs as semi-massive or breccia style sulphides and as stringer sulphides, with more localized pods of massive sulphide material and rarely observed net textured sulphides. The most common sulphide minerals are pentlandite, pyrite, chalcopyrite, pyrrhotite, violerite, bornite and millerite.

Massive sulphides are generally less abundant than semi-massive and stringer sulphides and comprise approximately 13% of the overall mineralization. The massive sulphides consist of pyrrhotite with common pentlandite eyes and minor chalcopyrite and pyrite. The pyrrhotite is very fine-grained and exhibits flow textures as a result of remobilization. Round two-to-three millimetre pentlandite eyes are common as very lustrous, distinct grains within duller and finer pyrrhotite. Minor chalcopyrite can be present and is usually found along the peridotite/ sulphide contacts.

The semi-massive or breccia style mineralization is the second most common form of sulphide mineralization found on the Shebandowan West Project, consisting of approximately 26% of the overall mineralization observed. Breccia style mineralization is commonly a mixture of pyrrhotite, chalcopyrite and pyrite at a ratio of approximately 4:3:1 respectively containing numerous clasts of the host ultramafic rocks. The sulphides are draped around sub-rounded ultramafic clasts that range in diameter from one millimetre to over 10 centimetres. Very often, the clasts are coated or rimmed by fine-grained chalcopyrite and minor pyrite.

Stringer type mineralization is the most common form of mineralization encountered throughout the Shebandowan West Project comprising approximately 34% of the sulphide material. The stringers commonly contain chalcopyrite with lesser pyrrhotite and pyrite and are generally one-to-three centimetres in width but vary from one-to-two millimetres to five centimetres in size. Stringer mineralization is often found along the outer contacts of the breccia style and massive sulphide mineralization as splays and fine dikelets.

Net textured sulphides are present but were rarely intersected over any substantial widths or appear to have any significant strike length. They comprise approximately 7% of the mineralization encountered. The net-textured mineralization usually occurs within mafic volcanics adjacent to the southern contact of the Northern Peridotite. The relationship between the net-textured sulphides encountered in the footwall metavolcanics relative to the principle Ni, Cu mineralization along the hangingwall contact of the Northern Peridotite is poorly understood. Pyrrhotite mineralization is dominant and occurs as primary interstitial sulphide up to 40%.

The remaining approximately 20% of the mineralization present occurs as disseminated sulphides that occur within relatively unaltered sections of Northern Peridotite displaying remnant olivine grains. This material is much more chalcopyrite and pyrite rich with blebs up to 0.5cm in diameter and can reach as high as 25% in overall mineral content. The disseminations are sporadically dispersed at 1:1 chalcopyrite:pyrite.

Drilling

The Company has attempted to review the practices and details of the historic drilling carried out by Inco on the Shebandowan West Project since the signing of the March 2006 joint venture agreement. No information on drilling practices was made available, but header, survey and lithological data was provided by Inco. Since 1936, Inco had diamond drilled a total of 195 surface holes on the Shebandowan Property totalling 41,801 feet (12,741 metres). Underground drilling was conducted from various levels and consisted of 1,038 holes totalling 59,202 feet (18,045 metres).

In November 2005, four drill holes were drilled around the historic D-Zone. The drilling was undertaken to confirm the validity of previous drilling done by Inco and to test the EM anomaly generated in the 2004 ground pulse EM survey performed by Crone Geophysics. Two of the four drill holes intersected semi-massive to massive sulphide. This mineralization was intercepted in the vicinity of historic mineralization, and there was a close correlation with the EM anomaly produced from 2004. A total of 584 metres were drilled in the 2005 D-Zone phase of drilling.

The Phase I program took place from May 31 to August 3, 2006 to test previous drilling and larger gaps in historic drilling. This Phase I drilling campaign consisted of 21 drill holes totalling 4,010 metres, which targeted three zones of the Shebandowan West Project (West Zone, Road Zone and D-Zone). Sixteen holes were drilled in the West Zone totalling 3,290 metres, three holes were drilled in the Road Zone totalling 483 metres and two holes were drilled in the D-Zone totalling 237 metres. The drilling confirmed the presence of mineralization in all three zones within the Shebandowan West Project.

Sixty-two holes were drilled during the Phase II program that took place from September 27 to December 14, 2006 with the use of two drills. The Phase II program totalled 8,508 metres of which 25 holes were drilled in the West Zone for 4,816 metres, ten holes were drilled in the Road Zone for 1,674 metres, and 23 holes were drilled in the D-zone for 1,952 metres and four rock characterization holes were drilled totalling 60 metres.

Throughout 2005 and 2006, a total of 13,102 metres were drilled on the Shebandowan West Project. The results of the drilling confirm the continuity of sulphide mineralization and correlation with the EMCOR geological model. All drilling on the Shebandowan West Project was carried out by Bradley Brothers Limited on behalf of the Company.

Drill hole Summary

Drilling Campaign	Year Drilled	Number of Holes	Total Metreage	Number of Samples
D-zone	2005	4	584	142
Phase I	2006	21	4,017	1,103
Phase II	2006	62	8,501.3	2,056

Sampling, Analysis and Security

Sampling

Drill core samples for assaying were selected based on significant mineralization or alteration through the sulphide mineralization. The logging geologist generally sampled in one-metre intervals, with exceptions at lithological contacts and always sampled a minimum of one-to-two metres of barren material adjacent to the mineralization to ensure that the mineralization unit was completely defined.

No drilling or recovery factors were noticed that could materially impact the accuracy and reliability of the results.

All samples collected by the Company and delivered to Accurassay were analyzed for precious metals by fire assay with an AA finish, while base metals were analyzed using aqua-regia.

Quality Control Measures and Data Verification Procedures

As a means of quality assurance and control for each diamond drilling program, blank and standard samples were randomly inserted into the continuous sampling series. The insertion of blank and standard materials was done to ensure the accuracy of the assay results against any laboratory bias. For each drill hole, random positions were chosen for the blanks within each set of 20 samples (e.g. one blank sample within samples 001 to 020, one blank sample within samples 021 to 040, etc). Similarly, random standard sample positions were chosen within each set of 30 samples (e.g. one standard sample within samples 001 to 030, one standard sample within samples 031 to 060, etc).

Quality control data at Shebandowan West regularly comprised of check assays. As another means of quality assurance, check samples were sent to ALS Chemex in Thunder Bay. Ten percent (10%) of all samples taken and sent to Accurassay Ltd. were sent as pulps to ALS Chemex for assay using aqua-regia digestion.

Data Verification

Historic data presented in the Technical Report dated August 9, 2007 came primarily from numerous in-house reports archived at the offices of Vale Inco in Sudbury, Ontario and the public files at the Thunder Bay Resident Geologist’s Office. The authors reviewed the historical data and verified that the information has been presented accurately as it exists in those files and reports to the best of their ability.

Mr. Fred Brown and Mr. Des Cullen visited the Shebandowan Property on September 27, 2006 and May 3, 2007 respectively. Mr. Fred Brown took independent samples as outlined. Ten split-core samples (half-core) were randomly selected from NAP drillhole core in order to confirm the presence of mineralization. A NAP standard reference sample (NI111) and standard NAP blank sample were also submitted for analysis. The split-core samples selected were chosen in such a way as to duplicate as closely as possible the original sample interval; however, due to the highly variable RQD of the core, some error in this respect can be expected.

NAP drillhole core was stored in unsecured and exposed cross-stacked wooden core boxes at a private residence in Shebandowan. Due to the unsecured nature of the core, a chain-of-custody cannot be directly established for the collected samples; however, no evidence of tampering or weathering was observed.

The samples were taken directly from the core boxes, bagged, sealed and tagged by the author and remained secured until delivery on September 28, 2006 to Accurassay Laboratories in Thunder Bay. Assay results were provided electronically by Accurassay for Ag, Au, Co, Cu, Ni, Pt and Pd.

While on site, in-situ mineralization was observed by the author along the eastern extent of the project area. Drilling operations were also observed, and historical and current collar positions were pointed out in the field. Although the lack of an established chain-of-custody for the unsecured core samples is problematic, the observed mineralization in the field and the production history of the property, combined with the check samples collected, serve to confirm the presence of mineralization in the current exploration data.

Security of Samples

The Company took reasonable steps to ensure the security of samples from the drill site through to the database, including the following:

•	secure taping of box lids when boxing core at the drill site;

•	careful transport of core from the drill rig to the core shack to ensure jumbling does not occur;

•	measures taken to ensure that the core, split samples, blanks and standards were locked in the logging and sampling facilities;

•	piecing together and orientation of each core run prior to core photography;

•	securing of sample bags and fibre bags with electrical tape for transport to Accurassay Laboratories in Thunder Bay;

•	retention of both coarse rejects and pulps in secure locked storage; and

•	retention of half-core in core boxes located in sturdy storage racks on private property where they are not clearly visible from public roadways.

The measures discussed above do not guarantee that the samples are completely immune from tampering, but the secure storage of the remaining half core, the coarse rejects, and the pulps means that any suspicion of fraudulent behaviour can always be resolved by reference to the original sample, which has been retained.

Mineral Resource Estimates

The mineral resource estimate and underlying assumptions for the Shebandowan Property are set out above, based on a U.S.$60.00 net smelter return mineralization shell. See “Description of the Business and General Developments - Mineral Reserve and Mineral Resource Tables” beginning on page 17.

ENVIRONMENT

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial, and municipal laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties. The Company’s environmental management systems are aimed at eliminating or mitigating environmental risks as they are identified. The governance aspects of the Company’s systems are designed to inform management early enough to respond to risks as they arise.

The Company has a policy of conducting environmental audits of its business activities on a regular and scheduled basis, in order to evaluate: compliance with applicable laws and regulations; permit and license requirements; company policies and management standards including guidelines and procedures; and adopted codes of practice. A committee of the Board of Directors reviews the Company’s environmental policies and programs and oversees the Company’s environmental performance.

During 2010, there were no material notices of violations, fines or convictions relating to environmental matters at any of the Company’s operations. As part of the Company’s goal to minimize the impact on the environmental aspects of its projects and operations, it develops comprehensive closure and reclamation plans as part of its initial project planning and design. The Company periodically reviews and updates closure plans. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements.

The Company’s operating facilities have processes, procedures and facilities in place to mitigate environmental impacts. In order to protect water quality, the Company utilizes routine inspection and monitoring and has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater. The Company also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the Company uses dust suppression techniques.

FINANCING

Scotia Credit Facility

In July 2010, the Company entered into a $30 million operating line of credit with the Bank of Nova Scotia. The credit facility has a term of one year, is secured by the Company’s accounts receivable, and is intended to be used for working capital liquidity and general corporate purposes.

2009 Public Offering / Private Placement

On September 30, 2009, the Company completed a bought deal of 16,000,000 units at a price of $3.15 per unit for total gross proceeds of $50.4 million. Each unit consisted of one Common Share and one half of a Common Share purchase warrant of the Company (the “Series A Warrants”). Each whole Series A Warrant entitled the holder to purchase one Common Share at a price of $4.25 per share at any time on or prior to September 30, 2011, subject to early termination in certain circumstances.

On October 8, 2009, the Company issued an additional 2,400,000 units under a 30-day over-allotment option granted to the underwriters. After taking the over-allotment exercise into account, the total gross proceeds to the Company from the unit offering were approximately $58 million.

On October 8, 2009, the Company also completed a bought deal private placement of 4,000,000 flow-through Common Shares at a price of $3.75 per share for total gross proceeds of $15,000,000. The shares were sold by the underwriters to accredited investors in Canada on a private placement basis pursuant to applicable Canadian securities laws.

On December 8, 2010, the Company announced that it elected to accelerate the expiry of the Series A Warrants. The Series A Warrants expired on January 14, 2011.

2010 Public Offering / Private Placement

On April 28, 2010, the Company completed a cross-border bought deal public offering of 20,000,000 units at a price of $5.00 per unit, for total gross proceeds of $100 million. Each unit consisted of one Common Share and one half of a Common Share purchase warrant of the Company (the “Series B Warrants”). Each whole Series B Warrant entitles the holder to purchase one Common Share at a price of $6.50 per share at any time on or prior to October 28, 2011, subject to early termination in certain circumstances.

2011 Flow-Through Financing

On February 18, 2011, the Company completed a bought deal prospectus offering of 2,667,000 flow-through Common Shares at a price of $8.25 per share for total gross proceeds of $22,002,750.

DIVIDENDS

The Company has not paid any dividends to date on the Common Shares.  The Company intends to retain its earnings, if any, to finance the growth and development of its business. Accordingly, the Company does not expect to pay any dividends on its Common Shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Company’s board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the Company’s board of directors may consider relevant.

CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of March 31, 2011, there were 162,379,397 Common Shares of the Company issued and outstanding. The Common Shares issued and outstanding as of March 31, 2011 exclude: (i) 3,958,332 Common Shares reserved for issuance pursuant to outstanding stock options, which are exercisable at a weighted average exercise price of Cdn.$4.33 per Common Share; and (ii) 8,760,000 Common Shares reserved for issuance upon the exercise of the Series B Warrants.

Common Shares

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only the holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof to receive any dividends declared by the board of directors and the remaining property of the Company upon dissolution.

There are no pre-emptive or conversion rights that attach to the Common Shares. All Common Shares now outstanding and to be outstanding are, or will be when issued, fully paid and non-assessable, which means the holders of such Common Shares will have paid the purchase price in full and the Company cannot ask them to pay additional funds.

The Company’s by-laws provide for certain rights of its shareholders in accordance with the provisions of the CBCA. Such by-laws may be amended either by a majority vote of the shareholders or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of the shareholders whereupon the by-law amendment must be confirmed as amended by a majority vote of the shareholders voting on such matter. If the by-law amendment is rejected by the shareholders, the by-law ceases to be effective and no subsequent resolution of the board of directors to amend a by-law having substantially the same purpose or effect shall be effective until it is confirmed or confirmed as amended by the shareholders.

Shareholders do not have cumulative voting rights for the election of directors. Therefore, the holders of more than 50% of the Common Shares voting for the election of directors could, if they choose to do so, elect all of the directors and, in such event, the holders of the remaining Common Shares would not be able to elect any directors.

The foregoing description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company’s constating documents, as amended.

Warrants

As part of a bought deal offering and pursuant to a warrant indenture between the Company and Computershare Trust Company of Canada, as warrant trustee (the “Warrant Indenture”) the Company issued 10,000,000 Series B Warrants. Each whole warrant entitles the holder to purchase one Common Share at an exercise price of $6.50, subject to adjustment and early termination as described below. The Series B Warrants expire at 5:00 p.m. (Toronto time) on October 28, 2011, subject to early termination in certain circumstances. The Common Shares underlying the Series B Warrants, when issued upon exercise, will be fully paid and non-assessable, and the Company will pay any transfer tax incurred as a result of the issuance of the underlying Common Shares except for any tax payable in respect of any transfer in a name other than the holders’. To date, 1,240,000 Series B Warrants have been exercised.  All of the foregoing statements are subject to the more detailed provisions of the Warrant Indenture.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed for trading on the NYSE Amex Equities (“NYSE Amex”) under the trading symbol “PAL” and the Toronto Stock Exchange (“TSX”) under the trading symbol “PDL”. The following table sets out the reported high and low closing prices and trading volumes of the Common Shares on the NYSE Amex and the TSX for the periods indicated.

	NYSE Amex			TSX
	High	Low	Volume	High	Low	Volume
	(U.S.$)	(U.S.$)		(Cdn.$)	(Cdn.$)
2010
January	4.78	3.41	70,265,464	4.92	3.65	11,684,686
February	4.14	3.62	39,981,265	4.35	3.88	5,394,859
March	4.42	3.93	32,781,533	4.56	4.00	3,871,663
April	5.26	4.24	66,116,045	5.30	4.25	14,946,962
May	4.60	3.02	67,437,252	4.64	3.26	10,823,091
June	3.58	3.06	34,592,631	3.65	3.24	3,966,224
July	3.41	2.99	21,498,753	3.50	3.16	2,502,379
August	3.50	3.03	19,083,092	3.58	3.18	2,476,487
September	4.14	3.26	32,885,458	4.25	3.38	6,366,241
October	4.65	4.20	39,346,561	4.75	4.28	7,540,185
November	5.85	4.80	77,387,758	5.93	4.82	9,937,680
December	6.94	5.75	76,622,354	6.89	5.83	15,905,094
2011
January	7.74	6.25	94,742,075	7.72	6.21	27,211,808
February	7.85	6.64	64,999,010	7.77	6.50	19,094,529

The Series B Warrants are listed for trading on the TSX under the trading symbol “PDL.WT.B”. The following table sets out the reported high and low closing prices and trading volumes of the Series B Warrants on the TSX for the periods indicated:

	TSX
	High	Low	Volume
2010	(Cdn.$)	(Cdn.$)
April (28th to 30th)	0.50	0.46	622,073
May	0.50	0.27	248,551
June	0.36	0.28	186,635
July	0.34	0.26	186,717
August	0.29	0.15	177,876
September	0.30	0.17	354,077
October	0.46	0.36	241,921
November	0.93	0.47	1,289,243
December	1.30	0.94	3,102,800
2011
January	1.38	0.90	2,329,122
February	1.49	0.77	1,520,560

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the directors and executive officers of the Company as of December 31, 2010. Each director’s current term as director will end on May 11, 2011, or when he resigns or ceases to be a director by operation of law.

Name and Municipality of Residence	Position(s) Held	Principal Occupation
Steven R. Berlin(1)(2) Tulsa, Oklahoma, USA	Director	Part-time consultant
William J. Biggar Toronto, Ontario, Canada	Director, President & CEO	President & CEO, North American Palladium Ltd.
Michel F. Bouchard Quebec City, Quebec, Canada	Vice President, Exploration and Development	Vice President, Exploration and Development, North American Palladium Ltd.
C. David A. Comba(1)(3) Burlington, Ontario, Canada	Director	Retired executive
André J. Douchane (3)(4) Toronto, Ontario, Canada	Chairman and Director	President & CEO, Starfield Resources Inc.
Trent C.A. Mell Toronto, Ontario, Canada	Vice President, Corporate Development, HR, General Counsel and Corporate Secretary	Vice President, Corporate Development, HR, General Counsel and Corporate Secretary, North American Palladium Ltd.
Robert J. Quinn(1)(3) Houston, Texas, USA	Director	Partner, Quinn & Brooks LLP
Greg Struble Toronto, Ontario, Canada	Vice President and Chief Operating Officer	Vice President and Chief Operating Officer, North American Palladium Ltd.
Jeffrey A. Swinoga Oakville, Ontario, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer, North American Palladium Ltd.
Gregory J. Van Staveren(1)(2) Toronto, Ontario, Canada	Director	President, Strategic Financial Services
William J. Weymark(2)(3) West Vancouver, B.C., Canada	Director	President, Weymark Engineering Ltd.

(1)	Member of the Audit Committee.
(2)	Member of the Governance, Nominating and Compensation Committee.
(3)	Member of the Technical, Environment, Health and Safety Committee.
(4)	As of November 18, 2010, Mr. Douchane stepped down from the Governance, Nominating and Compensation Committee.

Steven R. Berlin:  Mr. Berlin was first appointed to the board of directors of the Company in February 2001. Mr. Berlin is also a director of Orchids Paper Products, an AMEX listed company. At the end of 2005, Mr. Berlin retired from his position as Vice President of KFOC where he worked part-time for two years following four years of full-time work as Vice President and Chief Financial Officer. Prior to joining KFOC, Mr. Berlin taught at the University of Tulsa for three years where he also served a year as acting Associate Dean of the College of Business as well as acting Director of the School of Accounting. Prior to that, Mr. Berlin spent 25 years with Citgo Petroleum Corporation, retiring as Senior Vice President Finance and Administration and Chief Financial Officer. Mr. Berlin is a Certified Public Accountant, has a bachelor’s degree from Duquesne University, an MBA from the University of Wisconsin Madison and has completed the Executive Management program at Stanford University.

William J. Biggar:  Mr. Biggar brings significant expertise in the mining sector to the Company developed from his extensive experience in corporate finance, corporate development and mergers & acquisitions. He has served as Senior Vice President at Barrick Gold Corporation and The Horsham Corporation as well as obtaining 10 years of experience in investment banking. Mr. Biggar held the position of Executive Vice President of Magna International as well as President and Chief Executive Officer of MI Developments. A Chartered Accountant, he holds a Master of Business Administration and Bachelor of Commerce (with distinction) degrees from the University of Toronto.

Michel F. Bouchard:  Mr. Bouchard was appointed as Vice President, Gold Division in May 2009, following the acquisition of NAP Quebec.  He was subsequently appointed as Vice President, Exploration and Development in November 2009.  Mr. Bouchard has been involved in exploration, development and operations in the mining industry for the past 25 years.  He is credited for his contributions in the discovery of the Bouchard Herbert Mine in northwest Quebec.  Previously Mr. Bouchard held various senior positions with Audrey Resources, Lyon Lake Mines and SOQUEM.  Mr. Bouchard is President of NAP Quebec.

C. David A. Comba:  Mr. Comba was first appointed to the board of directors of the Company in March 2006. Mr. Comba has over 40 years of experience as an exploration advocate and senior mining executive. As Chief Exploration Geologist of Falconbridge Limited in Sudbury, Ontario, he led the team that discovered the highgrade footwall component of the Thayer Lindsley Mine. Mr. Comba was Vice President, Exploration of Falconbridge Gold Corporation prior to its takeover by Kinross Gold Corporation. Following the takeover, he became President and Chief Executive Officer of a Kinross-controlled junior exploration company listed on the TSX. From 1998 to 2005, Mr. Comba was Director of Issues Management with the Prospectors and Developers Association of Canada, where he led the successful lobby effort for the re-introduction of enhanced or “super” flow-through shares. Mr. Comba has bachelors and masters degrees in geology from Queen’s University in Kingston, Ontario.

André J. Douchane:  Mr. Douchane was first appointed to the board of directors of the Company in April 2003. Mr. Douchane is a mining engineer with over 40 years of mining experience managing precious metals operations. In addition to serving as the Company’s President and Chief Executive Officer from April 2003 to January 2006, he has held senior management positions with several international publicly traded precious metal mining companies. In January 2007, Mr. Douchane was appointed President and Chief Executive Officer and director of Starfield Resources Inc., an exploration and development company in Nunavut, Canada. Mr. Douchane also serves on the board of Osisko Exploration Ltd.

Trent C.A. Mell:  Mr. Mell has over ten years of experience in the mining industry and joined the Company in April 2007 as Vice President, General Counsel and Corporate Secretary. In 2008, he assumed responsibility for Corporate Development and in 2010, he assumed responsibility for Human Resources.  He previously worked in the head office of Barrick Gold Corporation as corporate counsel, and Sherritt International Corporation as Associate General Counsel and Assistant Secretary. Mr. Mell has also worked in the Toronto offices of Stikeman Elliott LLP, where he practiced securities and corporate law. He holds a Bachelor of Arts, a Bachelor of Civil Law (with distinction) and a Bachelor of Common Law (with distinction), each from McGill University, and a Masters of Law degree in Securities Law from Osgoode Hall Law School.  He has published two papers on mineral reserve and mineral resource disclosure rules and is currently pursuing an Executive MBA with the Kellogg-Schulich School of Business.

Robert J. Quinn:  Mr. Quinn was first appointed to the board of directors of the Company in June 2006. A founding partner of the Houston mining transactional law firm Quinn & Brooks LLP, he has over 31 years legal and management experience, including as Vice President and General Counsel for Battle Mountain Gold Company. He also has extensive experience in M&A transactions, corporate governance, public disclosure, governmental affairs, environmental law and land management. Mr. Quinn has a Bachelor of Science degree in Economics from the University of Denver, a juris doctorate degree from the University of Denver College of Law and has completed two years of graduate work in Mineral Economics at the Colorado School of Mines. Mr. Quinn currently serves as a director on the board of three other public companies.

Greg Struble:  Mr. Struble is a mine engineer with over 30 years of experience in underground mining. Most recently, he served as Executive Vice President and Chief Operating Officer of Stillwater Mining Company, where he was responsible for two underground palladium mines as well as smelter and refinery operations. Prior to this, he worked as underground project manager for Barrick Gold’s Cortez Hills Joint Venture. Mr. Struble has also worked internationally at a number of large gold mines, including as General Manager of the El Penon Mine in Chile and the Jerritt Canyon Mines in Nevada.

Jeffrey A Swinoga:  Mr. Swinoga has over eighteen years of experience in the resource, mining and finance industries. He brings a wealth of experience in leading debt and equity transactions, including project financings for mine development. He has served as Senior Vice President, Finance & CFO of MagIndustries Corp., Vice President, Finance & CFO of HudBay Minerals Inc., and was Director, Treasury Finance of Barrick Gold Corporation for seven years. Mr. Swinoga is a Chartered Accountant and also holds a Master of Business Administration degree from the University of Toronto and a Honours Economics degree from the University of Western Ontario. Mr. Swinoga has overall responsibility for the company’s financial, risk management and IT activities.

Gregory J. Van Staveren:  Mr. Van Staveren was first appointed to the board of directors of the Company in February 2003. Mr. Van Staveren is currently the President of Strategic Financial Services, a private consulting company providing business advisory services. Mr. Van Staveren is a Chartered Accountant and a Certified Public Accountant and holds a Bachelor of Math (Honours) degree from the University of Waterloo. From February 1998 until September 2001, Mr. Van Staveren was the Chief Financial Officer of MartinRea International Inc. (MRE:TSX), and prior to that he was partner in the mining group of KPMG, where he provided accounting, and advisory services to his clients. He had been with KPMG since 1980. Mr. Van Staveren currently acts as an independent director on the board of two other public companies and acts as the Chief Financial Officer on a part-time basis for Starfield Resources Inc. (SRU:TSX) and AIM Health Group Inc. (AHG:TSX).

William J. Weymark:  Appointed to the Board of Directors of the Company in January 2007, Mr. Weymark is President of Weymark Engineering Ltd., a Company providing consulting services to businesses in the private equity, construction and resource sector. He is also a director of the VGH & UBC Hospital Foundation Board, and several private companies. Mr. Weymark is active with the BC Lions as a Founder of their business association and a Member of the Industry Advisory Committee for the Norman B. Keevil Institute of Mining Engineering at the University of British Columbia. Until June 2007, Mr. Weymark was President and CEO of Vancouver Wharves/BCR Marine, a transportation firm located on the west coast of British Columbia. Prior to joining Vancouver Wharves in 1991, Mr. Weymark spent 14 years in the mining industry throughout western Canada working on the start-up and operation of several mines.

The number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and senior officers of the Company is approximately 458,829, which is less than 1% of the Common Shares issued and outstanding.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Berlin was a director of Ozark Airlines, Inc., doing business as Great Plains Airlines, Inc., which filed a voluntary Bankruptcy Petition under Chapter 11 of the United States Bankruptcy Code in an Oklahoma court on January 23, 2003. Mr. Berlin resigned from the board of directors of Ozark Airlines on December 14, 2004. Ozark Airlines filed a motion to convert the bankruptcy to Chapter 7, which was granted by the Court on March 11, 2005.

In July 2002, the Ontario Securities Commission issued a cease trading order against Black Pearl Minerals Consolidated Inc. for failure to file required financial statements and reports. On October 3, 2002, the Ontario Securities Commission revoked this cease trading order. Another cease trading order was issued by the Ontario Securities Commission against Black Pearl Minerals Consolidated Inc. on February 3, 2004 for failure to file financial statements. This cease trading order was revoked on February 18, 2004. C. David A. Comba, a director of the Company, was a director of Black Pearl Minerals Consolidated Inc. from December 1998 to April 2004.

Conflicts of Interest

There may be potential conflicts to which the directors of the Company are subject in connection with the business and operations of the Company. The individuals concerned are governed in any conflicts or potential conflicts by applicable law. As of the date hereof, the following directors and officers of the Company hold positions with other companies that explore for or produce PGMs or gold or have other business interests which may potentially conflict with the interests of the Company.

In January 2007, Mr. Douchane was appointed President and Chief Executive Officer of Starfield Resources Inc., a TSX Venture Exchange listed company. Starfield Resources Inc. is involved in the exploration and development of its 100% owned Ferguson Lake nickel copper cobalt palladium platinum property located in Nunavut, Canada. Additionally, on September 14, 2007, Mr. Van Staveren was appointed part-time Chief Financial Officer of Starfield Resources Inc.

Mr. Comba is a director of First Nickel Inc., a TSX-listed company, which owns the Lockerby Mine in Sudbury, Ontario, Canada. First Nickel Inc. is a nickel, copper and cobalt producer with platinum group credits that is actively exploring for nickel deposits in Sudbury and south-eastern, Ontario.

LEGAL PROCEEDINGS

The following is a summary of material legal proceedings of which the Company is or has been a party.

In 2000, LDI and B.R. Davidson Mining & Development Ltd. (“Davidson”) entered into a contract whereby Davidson agreed to construct an expanded tailings management facility at the Lac des Iles mine site. LDI declared Davidson to be in default of the contract on February 2, 2001 and made a demand under a labour and material payment bond issued by AXA Pacific Insurance Company. Davidson was the principal named in the bond and the indemnitors were B.R. Davidson Mining & Development Ltd., Atikokan Ready Mix Ltd., Blaine R. Davidson, Bruce R. Davidson and Marlene Davidson. AXA commenced an action against the indemnitors. All of the indemnitors other than Marlene Davidson commenced a third party action against LDI, Sitka Corp., LDI’s engineers, and Aon Reed Stenhouse, the bond broker. In this third party action, Davidson claims under the contract in the amount of $7.9 million, general damages for breach of contract in the amount of $3 million, aggravated, punitive or exemplary damages in the amount of $500,000, loss of equity and equipment in the amount of $3 million by reason of LDI’s failure to pay, contribution and indemnity for any amounts which the indemnitors are required to pay as a result of AXA’s claim against Davidson, costs, and interest. For its part, LDI has two default judgments against Davidson and noted Davidson in default in eight other actions in connection with subtrade claims made against Davidson which were assigned to LDI. LDI’s subtrade actions, costs orders and interest against Davidson total approximately $2 million.

From time to time, the Company is involved in other litigation, investigations or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company’s management, these claims and lawsuits individually and in the aggregate, even if adversely settled, would not be expected to have a material effect on the results of operations or financial condition of the Company and would not exceed ten percent of the current assets of the Company.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, shareholder owning, directly or indirectly, or exercising control or direction over, 10% or more of the voting securities of the Company or any associate or affiliate of any of the foregoing has or had a material interest, direct or indirect in any transaction since January 1, 2007 that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc. is the registrar and transfer agent of the Common Shares in Canada, and Computershare Trust Company, N.A. is the co-transfer agent for the Common Shares in the United States. Computershare Trust Company of Canada is the trustee and transfer agent for the Series B Warrants.

MATERIAL CONTRACTS

The option and joint venture agreement with Vale Inco governing the Shebandowan Joint Venture described in the section titled “Business Overview – Shebandowan West Project” and the smelting and refining agreement with Xstrata described in the section titled “Lac des Iles Mine – Overview – Smelting and Refining” are the only contracts that are material to the Company and are still in effect.

INTERESTS OF EXPERTS

Information relating to the Company’s mineral properties in this AIF has been derived from reports prepared by Scott Wilson RPA, Richard E. Routledge, Jason J. Cox, Kevin C. Scott, Leo R. Hwozdyk, Fred H. Brown, Laila Sedore (Potvin), Des Cullen, Vincent Jourdain, InnovExplo, Bruno Turcotte, Carl Pelletier, Bernard Salmon, Petr Pelz, P&E Mining Consultants Inc., Malcolm Buck, Eugene Puritch, Alfred Hayden, Chris Dougherty, William Bawden, Michel Bouchard, David Penna, and Tyson C. Birkett and has been included in reliance on such persons’ expertise. Each of these individuals is a qualified person as such term is defined in NI 43-101 and, with the exception of Laila Sedore (Potvin) who was an employee of the Company at the time of her report and Vincent Jourdain, Michel Bouchard, David Penna and Tyson Birkett who are employees of the Company, is independent from the Company.

None of Scott Wilson RPA, Richard E. Routledge, Jason J. Cox, Kevin C. Scott, Leo R. Hwozdyk, Fred H. Brown, Laila Sedore (Potvin), Des Cullen, Vincent Jourdain, InnovExplo, Bruno Turcotte, Carl Pelletier, Bernard Salmon, Petr Pelz, P&E Mining Consultants Inc., Malcolm Buck, Eugene Puritch, Alfred Hayden, Chris Dougherty, William Bawden, Michel Bouchard, David Penna, and Tyson C. Birkett, each being companies or persons who have prepared or supervised the preparation of reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. To the knowledge of the Company, as at the date hereof, the aforementioned persons and persons at the companies specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

Other than as indicated above, neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

The auditors of the Company are KPMG LLP, Chartered Accountants (“KPMG”) of Toronto, Ontario.  KPMG reports that it is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and in accordance with the applicable rules and regulations of the SEC.  KPMG is registered with the Public Company Accounting Oversight Board.

RISK FACTORS

The Company’s securities are subject to the following risks. If any of the risks occur, the Company’s business, operating results and financial condition could be materially adversely affected, the trading price of the Common Shares could decline and all or part of any investment may be lost.  Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company’s business operations.

The Company’s financial results are directly affected by commodity prices.

The Company’s earnings are directly related to commodity prices as its revenues are derived from sales of palladium and gold, to a lesser extent, by platinum, nickel and copper produced from its Lac des Iles and Sleeping Giant mines.  Commodity prices can fluctuate widely and are affected by numerous factors beyond the Company’s control, including production at other mines, supply from recycling, producer hedging activities, the state of the automotive industry, other production and investor demands and overall political and economic conditions. The price of palladium is affected by global supply and demand for the commodity, the availability and cost of substitutes and supply from Russia and South Africa, the two major PGM producing countries. Further, the prices of palladium and platinum have on occasion been subject to very rapid short-term changes because of the smaller size of the market relative to other metals. The aggregate effect of these factors is impossible to predict with any accuracy.

Over the last few years, the market price of palladium has been extremely volatile. In March 2008, the PM London Fix Price of palladium traded at a high of US$582 per ounce, and by December 2008 it had declined to a low of US$164 per ounce. On March 30, 2010, the PM London Fix Price of palladium was US$472 per ounce. A prolonged or significant global economic contraction could put downward pressure on market prices of PGMs, particularly if demand for PGMs decline in connection with reduced automobile demand.

Changes in currency exchange rates, and particularly a significant weakening of the South African rand relative to the U.S. dollar, could reduce relative costs of production and improve the competitive cost position of South African PGM producers. This in turn could result in additional PGM production from South Africa. An increased supply of palladium from South Africa could have a negative impact on the price of palladium.

If the price for palladium drops, this will affect the Company’s financial performance and results of operations adversely. Historically, changes in the market price of palladium have significantly impacted the Company’s profitability and the trading price of the Common Shares. In October 2008, when the market prices of palladium and by-product metals fell below the Company’s total cash costs of production, the Company suspended operations at its Lac des Iles mine.

Deterioration of economic conditions will adversely impact the Company’s revenues.

The deterioration in the U.S. and global capital markets, the financial services industry and economic conditions generally, could continue to negatively impact the Company’s business in several ways.  For instance, market volatility, tight credit markets and the decline in the U.S. housing market has adversely affected consumer confidence and reduced business activity, both of which have negatively impacted the Company’s revenues and the market price of the Common Shares since PGMs are used in the production of consumer items such as automobiles, electronics and jewellery. In addition, some purchasers of PGMs, such as automobile manufacturers, could experience serious cash flow problems due to deteriorating global capital markets. Approximately half of global demand of palladium and platinum is for the manufacture of automotive catalytic converters.  Auto companies and other PGM purchasers may be forced to reduce their product lines or production, shut down their operations or file for bankruptcy protection, which would have a material adverse effect on the Company’s business.  A prolonged or significant economic downturn could adversely affect the Company.

Fluctuations in foreign currency exchange rates in relation to the U.S. dollar may have an adverse effect on the Company’s results of operations.

Changes in the Canadian dollar/U.S. dollar exchange rate significantly affect the Company’s operating results and cash flow. Exchange rate movements can have a significant impact as all of the Company’s revenues are earned in U.S. dollars but most of its operating and capital costs are incurred in Canadian dollars. As a result, a strengthening Canadian dollar relative to the U.S. dollar will result in reduced profit or increased losses for the Company. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years. The Company does not currently hedge its foreign exchange exposure against the effects of currency fluctuations. There can be no assurance that foreign exchange fluctuations will not materially adversely affect the Company’s financial performance and results of operations.

The Company may not meet its production level and operating cost estimates and, if it does not, its results of operations may be adversely affected.

Planned production levels and operating costs at the Lac des Iles mine and at the Sleeping Giant mine are estimates, with the estimates in respect of the Lac des Iles mine being based on the Company’s experience in operating such mine. The Company has little experience operating the Sleeping Giant mine and thus many estimates related thereto are based in whole or in part on projections. All of the Company’s estimates are subject to numerous uncertainties, many of which are beyond the Company’s control. The Company cannot give assurances that its actual production levels will not be substantially lower than its estimates or that its operating costs will not be materially higher than anticipated. For example, production levels for 2008 were considerably lower than initial estimates as a result of the decision to place the Lac des Iles mine on temporary care and maintenance.

Calculation of mineral resources, mineral reserves and metal recovery are only estimates, and there can be no assurance about the quantity and grade of minerals until the metals are actually mined.

The calculation of mineral resources, mineral reserves and grades are merely estimates and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be unpredictable. Mineral resources that are not mineral reserves do not have demonstrated economic viability and mineral reserve estimates are based on certain assumptions, including metal prices. Until mineral resources or mineral reserves are actually mined and processed, the quantity of reserves or resources and their respective grades must be considered as estimates only. Any material change in the quantity of mineral resources, mineral reserves, grade or stripping ratio may affect the economic viability of the Company’s properties.

Decreases in the market price of palladium, gold or other metals may render the mining of some or all of the reserves uneconomic.

The mineral resource and reserve figures presented in this AIF are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of palladium, platinum, gold, nickel and copper will be produced. Factors such as metal price fluctuations, increased production costs, reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.

The mineral reserve estimates in the LDI Report assume long-term prices of U.S.$350 per ounce for palladium, U.S.$1,400 per ounce for platinum, U.S.$850 per ounce for gold, U.S.$6.50 per pound for nickel and U.S.$2.00 per pound for copper. The mineral reserve estimates in the Shebandowan Report assume 18-month trailing average metal prices of U.S.$300 per ounce for palladium, U.S.$750 per ounce for platinum, U.S.$400 per ounce for gold, U.S.$7/lb nickel and U.S.$1.50/lb copper. The mineral resource and reserve estimates in the SG Report assume long-term prices of Cdn.$850 per ounce for gold.  The mineral resource and reserve estimates in the Discovery Report assume a price of Cdn.$850 per ounce for gold for the first five years and Cdn.$750 per ounce for gold for the last year.  Mineral reserve and resource estimates would be lower than estimated to the extent the actual metal prices are lower than assumed.

If mineral resource and reserve estimates are not accurate, production may be less than estimated which would adversely affect the Company’s financial condition and results of operations.

The Company cannot be certain that its mineral resource and reserve estimates are accurate and cannot guarantee that it will recover the indicated quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

•	actual mineralization or ore grade could be different from those predicted by drilling, sampling, feasibility studies or technical reports;

•	increases in the capital or operating costs of the mine;

•	changes in the life-of-mine plan; or

•	the grade of ore may vary over the life of the mine and the Company cannot give any assurances that any particular mineral reserve estimate will ultimately be recovered.

The occurrence of any of these events may cause the Company to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Company’s financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the orebody or the processing of new or different grades if and when operations resume, may adversely affect the Company.

Favourable market conditions have encouraged increased mining exploration, development and construction activity in the mining industry, resulting in increased demand for, and cost of, exploration, development and construction services and equipment.

The overall strength of the metal market has resulted in an increase in exploration, development and construction activities around the world, resulting in increased demand for, and cost of, exploration, development and construction services and equipment.  The costs of such services and equipment could increase in the future, which could result in delays if services or equipment cannot be obtained in a timely manner.

Future exploration at the Lac des Iles mine, the Sleeping Giant mine or at the Company’s other exploration properties may not result in increased mineral resources or mineral reserves, which could prevent the Company from sustaining its targeted production levels over the long term.

As mines have a depleting asset base, the Company actively seeks to replace and expand its mineral resources and mineral reserves through exploration and development, strategic acquisitions and joint ventures. The Company has conducted exploration programs on the Lac des Iles property, the Sleeping Giant mine, the Vezza Project and elsewhere with the objective of increasing total mineral resources and mineral reserves. Exploration for minerals involves many risks and uncertainties and is frequently unsuccessful. Among the many uncertainties inherent in any exploration and development program are the location of mineralized zones, the development of appropriate metallurgical processes, the receipt of necessary governmental permits to mine a deposit and the construction of mining and processing facilities. Assuming discovery of an economic mineralized zone, several years may elapse from the completion of the exploration phase until commercial production commences and during such time the economic feasibility of production may change. There can be no assurance that the Company’s current exploration and development programs will result in economically viable mining operations or yield new mineral resources and mineral reserves to replace current mineral resources and mineral reserves. This could prevent the Company from sustaining its targeted production levels over the long term, which could affect its ability to continue as a going concern.

Risks of acquisitions and the failure to integrate acquired mining properties.

As part of its development strategy, the Company intends to acquire additional mining properties, including gold properties, where such transactions are economically and strategically justified. However, there can be no assurance that the Company will be able to identify attractive acquisition candidates in the future or that it will succeed at effectively managing the integration of acquired mining properties including the Vezza Project. If the expected synergies from such transactions do not materialize, or if the Company fails to integrate such new mining properties successfully into its existing business, or if acquired businesses or properties have unexpected liabilities, the Company’s results of operations could be adversely affected.

The Company has a history of losses.

The Company has a history of losses, and there can be no assurance that it will be profitable in the future. The Company declared commercial production at the Lac des Iles mine in the second quarter of 2010 and declared commercial production at the Sleeping Giant mine on January 1, 2010, but even if the Company is successful in these operations, there can be no assurance that the Company will remain profitable.

The risks and hazards associated with mining and processing pose operational and environmental risks that may not be covered by insurance and may increase the Company’s costs.

Mining and processing operations involve many risks and hazards, including, among others: metallurgical and other processing problems; unusual and unexpected rock formations; ground or slope failures or underground cave-ins; environmental contamination; industrial accidents; fires; flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature; organized labour disputes or work slow-downs; mechanical equipment failure and facility performance problems; and the availability of critical materials, equipment and skilled labour.  These risks could result in: damage to, or destruction of, the Company’s properties or production facilities, personal injury or death; environmental damage; delays in mining or processing; increased production costs; asset write downs; monetary losses, and legal liability.

The Company cannot be certain that its insurance will cover all of the risks associated with mining and processing or that it will be able to maintain insurance to cover these risks at economically feasible premiums. The Company could also become subject to liability for hazards against which it cannot insure or against which the Company may elect not to insure because of high premium costs or commercial impracticality. Such events could result in a prolonged interruption in operations that would have a negative effect on the Company’s ability to generate revenues, profits and cash flow. Losses from such events may increase costs and decrease profitability.

The Company’s failure to achieve or maintain projected production levels for its mining operations will adversely affect its ability to generate revenue and profits.

The Company’s future prospects will be negatively affected if the Lac des Iles or Sleeping Giant mines fail to achieve or maintain projected production levels. Unforeseen conditions or developments could arise during the ongoing development and operation of the Lac des Iles or Sleeping Giant mines, or if and when the Company’s other properties commence operations, which could increase costs and adversely affect the Company’s ability to generate revenue and profits. These events may include, among others: shortages or unanticipated increases in the cost of equipment, materials or skilled labour; delays in delivery of equipment or materials; labour disruptions; adverse weather conditions or natural disasters; accidents; unforeseen engineering, design, environmental or geological problems; and unanticipated changes in the life-of-mine plan or the ultimate pit design.

Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior recorded and unrecorded agreements, transfers or claims and other defects and potential aboriginal rights claims.

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Additionally, there can be no guarantee that potential aboriginal rights claims to the Company’s mineral properties will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project. A successful challenge to the area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The Company is dependent on a third party for smelting and significantly refining its palladium. If the third party is unable to accommodate the Company’s smelting and refining requirements, the Company’s ability to generate revenues could be harmed.

The Company has a smelter agreement with Xstrata, which provides for the smelting and refining of the metals contained in the concentrates produced at the Lac des Iles mine. The termination of the agreement or the failure to renew the agreement on acceptable terms, or at all, could have a material adverse effect on the Company’s financial performance and results of operations until such time as alternative smelting and refining arrangements could be made or alternative purchasers of the Company’s concentrates could be found. If the Company is required to make alternative refining arrangements or to find alternative purchasers, there can be no assurance that such arrangements would be on terms as favourable to the Company as its existing agreement with Xstrata.

Increased competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. As a result, for reasons beyond its control, the Company may not be able to acquire mining properties in the future on acceptable terms.

The exploration and development of the Company’s properties could require substantial additional financing.

The exploration and development of the Offset Zone at the Lac des Iles mine and at other properties could require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration activities, development or production on any or all of the Company’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

The Company’s inability to renew its collective agreements on acceptable terms could have a material adverse effect on the Company.

The Company’s collective agreement with the United Steelworkers of America, which represents the hourly employees at the Lac des Iles will expire on May 31, 2012 and the collective agreement with the Syndicat des Metallos, which represents the hourly employees at the Sleeping Giant mine will expire on July 31, 2014. The inability to renew these agreements on acceptable terms could have a material adverse effect on the Company and could potentially delay or prevent operations at the Lac des Iles or Sleeping Giant mines. In addition, work stoppages or strikes at either mine could have a material adverse effect on the results of operations and financial performance of the Company.

The Company is subject to extensive environmental legislation and the costs of complying with these applicable laws and regulations may be significant.

The Company’s operations are subject to extensive environmental legislation. This legislation requires the Company to obtain various operating approvals and licenses and also imposes standards and controls on activities relating to the exploration, development and production activities.

The cost to the Company of obtaining operating approvals and licenses and abiding by environmental legislation, standards and controls may be significant. Further, if the Company fails to obtain or maintain such operating approvals or licenses or breaches such legislation, standards or controls, it may not be able to continue its operations in its usual manner or at all, and the Company may be subject to fines or other liabilities which may have a material adverse impact on its operations or financial results.

The Company will be responsible for all costs of closure and reclamation at the Lac des Iles mine and the Sleeping Giant mine.  In addition, to the extent that the Company’s exploration activities at other projects, including the Vezza Project, disturb the land or some other environmental attribute, the Company may incur clean-up and other reclamation costs at such projects.  Under applicable legislation, the Company has established a trust fund to prepare for closure and reclamation at the Lac des Iles mine. The current amended mine closure plan requires the payment by the Company of $8.4 million for cleanup and restoration of the Lac des Iles mine site. The trust fund is maintained by the Ministry and will become available to the Company when the mine closure is completed.  At December 31, 2010, approximately $8.4 million (including accrued interest) had been deposited by the Company into the trust fund.  The estimated closure and reclamation costs at the Sleeping Giant mine are $4.4 million.  Of this amount, approximately $1.8 million is currently held in a trust fund established to prepare for the closure and reclamation of the Sleeping Giant mine.  There can be no assurance that the closure and reclamation costs for the Lac des Iles mine or the Sleeping giant mine will not substantially exceed the Company’s estimates, or that any trust funds available will cover these costs.

Changes in environmental legislation or in its enforcement, new information on existing environmental conditions or other events, including changes in environmental controls or standards or in their enforcement, may increase future environmental expenditures or otherwise have a negative effect on the Company’s financial condition and results of operations. In addition to existing requirements, it is expected that other environmental legislation may be implemented in the future with the objective of further protecting human health and the environment. New environmental legislation or changes in existing environmental legislation could have a negative effect on production levels, product demand, product quality and methods of production and distribution. The complexity and breadth of these issues make it difficult for the Company to predict their impact. The Company anticipates capital expenditures and operating expenses would likely increase as a result of compliance with new or more stringent environmental legislation.

Failure to comply with environmental legislation may result in the issuance of governmental orders, the imposition of penalties, liability for related damages and the loss of operating licenses or approvals. The Company cannot give assurances that it will at all future times be in compliance with all federal and provincial environmental legislation or that steps to bring the Company into compliance would not have a negative effect on its financial condition and results of operations.

Compliance with current and future government regulations may cause the Company to incur significant costs.

The Company’s activities are subject to extensive Canadian federal and provincial legislation governing matters such as mine safety, occupational health, labour standards, prospecting, exploration, production, exports, toxic substances, explosives, management of natural resources, price controls, land use, water use and taxes. Compliance with this and other legislation could require the Company to make significant capital outlays. The enactment of new legislation or more stringent enforcement of current legislation may increase costs, which could have a negative effect on the Company’s financial position. The Company cannot make assurances that it will be able to adapt to these regulatory developments on a timely or cost effective basis. Violations of these laws, regulations and other regulatory requirements could lead to substantial fines, penalties or other sanctions including possible shut-downs of the Lac des Iles mine and future operations, as applicable.

The Company is required to obtain and renew governmental permits in order to conduct mining operations, which is often a costly and time-consuming process.

Throughout the normal course of business, the Company is required to obtain and renew governmental permits for exploration, operations and expansion of existing operations or for the development of new projects. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of permitting efforts are contingent upon many variables not within the Company’s control, including the interpretation of requirements implemented by the applicable permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed the Company’s expectations. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could materially adversely affect the Company’s revenues and future growth.

The Company faces competition from other larger suppliers of PGMs and gold and from potential new sources of PGMs and gold.

The Company competes globally with other PGM and gold producers and suppliers, some of which are significantly larger and have access to greater mineral reserves and financial resources. In addition, recycling and new mines could increase the global supply of palladium and gold. The Company may not be successful in competing with these existing and emerging PGM and gold producers and suppliers.

The development of new technology or new alloys could reduce the demand for palladium and platinum.

Demand for palladium and platinum may be reduced if manufacturers in the automotive, electronics and dental industries find substitutes for palladium or platinum. The development of a substitute alloy or synthetic material which has catalytic characteristics similar to PGMs could result in a decrease in demand for palladium and platinum. Furthermore, if the automotive industry were to develop automobiles that do not require catalytic converters, such as pure electric vehicles, it could significantly reduce the demand for palladium and platinum. High prices for palladium or platinum would create an incentive for the development of substitutes. Any such developments could have a material adverse effect on the Company’s financial condition and results of operations.

If the Company loses key personnel or is unable to attract and retain personnel, the Company’s mining operations and prospects could be significantly harmed.

The Company is dependent upon the services of a small number of members of senior management. The Company’s current operations and its future prospects depend on the experience and knowledge of these individuals. The Company does not maintain any “key person” insurance. The loss of one or more of these individuals could have a material adverse effect on the Company’s mining operations and results of operations.

The Company’s credit facility provides for events of default, some of which are beyond the Company’s control.

The Company has a credit facility to borrow money to finance its operations.  The credit facility contains certain events of default, some of which may be beyond the Company’s control, the occurrence of which could require the Company to pay back immediately all amounts borrowed under such credit facility.

The Company’s hedging activities or its decision not to hedge could expose it to losses.

From time to time, the Company may engage in hedging activities to manage its exposure related to currencies, interest rates and commodity prices. While hedging related to realized metal prices may protect the Company against low metal prices, it may also limit the price the Company can receive on hedged products. As a result, the Company may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.

Lack of infrastructure could delay or prevent the Company from developing its projects.

Completion of the development of the Company’s advanced exploration projects is subject to various requirements, including the availability and timing of acceptable arrangements for electricity or other sources of power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s advanced exploration projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that: the development of the Company’s projects will be completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume; or the ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

Current and future litigation and regulatory proceedings may impact the revenue and profits of the Company.

The Company may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. While the Company is presently unable to quantify its potential liability under any of the above heads of damage, such liability may be material to the Company and may materially adversely affect its ability to continue operations.

In addition, the Company may be subject to actions or related investigations by governmental or regulatory authorities in connection with its activities at the Lac des Iles mine, the Sleeping Giant mine or its other properties. Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of the Company’s licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of operations of the Company. The Company’s current insurance coverage may not be adequate to cover any or all the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above.

The Company may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act and equivalent Canadian legislation.

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”) and equivalent Canadian legislation. Both SOX and Canadian legislation require management to assess annually the effectiveness of the Company’s internal control over financial reporting (“ICFR”). NAP Quebec, acquired in May 2009, was not subject to equivalent SOX or Canadian certification requirements prior to its acquisition. The Company was required to include NAP Quebec in its certification of the design of controls as at June 30, 2010 and was required to certify the effectiveness of those controls as at December 31, 2010. The Company may fail to maintain the adequacy of its ICFR as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective ICFR in accordance with Section 404 of SOX and equivalent Canadian legislation. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or the market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s ICFR will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, if the Company expands, the challenges involved in implementing appropriate ICFR will increase and will require that the Company continue to improve its ICFR.

Because the Company is a Canadian corporation and the majority of its directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against the Company based solely upon the federal securities laws of the United States.

The Company is a Canadian corporation, with its principal place of business in Canada. A majority of the Company’s directors and officers and some or all of the experts named in this AIF are residents of Canada and a significant portion of the Company’s assets and the assets of a majority of the Company’s directors and officers and the experts named in this AIF are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or its directors or officers or such experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against the Company or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws.  In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Audit Committee is responsible for assessing the performance of the Corporation’s auditors and for reviewing the Corporation’s financial reporting and internal controls. The Committee has adopted a charter, ratified by the Board, which describes roles and responsibilities to the members of the Committee.

The Audit Committee mandate is set out in full beginning on page 98.

Composition of the Audit Committee

The Audit Committee is comprised of Messrs. Berlin (chairman), Van Staveren, Comba and Quinn.

Relevant Education and Experience

Messrs. Berlin, Van Staveren, Comba and Quinn are independent as such term is defined in MI 52-110 and are financially literate. Each of the members has the requisite qualification to serve on the Audit Committee.  Mr. Berlin has received a CPA, a bachelor’s degree from Duquesne University, an MBA from the University of Wisconsin Madison and has completed the Executive Management program at Stanford University. Mr. Van Staveren has received a CA and a CPA designation and was a former partner at KPMG LLP.  Each of Messrs. Comba and Quinn has had extensive management and board experience in the mining industry.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Company’s external auditors are pre-approved by the Audit Committee.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by KPMG LLP, Chartered Accountants, the Company’s external auditors for the fiscal years ended December 31, 2010 and 2009, for professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for that year were $476,000 and $520,400, respectively. KPMG was first appointed as the Company’s auditors as of December 31, 2004.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2010 and 2009 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Company’s financial statements for that year were $81,500 and $155,000, respectively. In 2010, these fees were paid for services rendered in connection with the 2010 prospectus filings. In 2009, these fees were paid for services rendered in connection with the 2009 Information Circular ($44,000), a prospectus filing ($101,000), and the IFRS Quick Scan ($10,000).

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2010 and 2009 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $20,400 and $84,830, respectively. Tax services included preparation of corporate tax returns and review of tax provisions. In 2010, such fees were paid for the preparation of federal/provincial tax returns and an Ontario mining tax return for December 31, 2009 ($17,200), and in relation to the research of tax benefits and other tax related issues ($3,200).  In 2009, such fees were paid for preparation of federal/provincial tax returns ($15,860), an Ontario mining tax assessment for December 31, 2008 ($17,920), flow-through share remuneration ($27,000), and correspondence and discussions related to investments in Finland and other investments ($23,600).

All Other Fees

Other products and services provided included accounting support. The aggregate fees billed by KPMG for the fiscal years ended December 31, 2010 and 2009 for products and services provided by KPMG, other than the services reported in the preceding three paragraphs, were $nil and $nil, respectively.

ADDITIONAL INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with or furnish to the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically on EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular. As well, additional financial information is provided in the Company’s annual financial statements for the year ended December 31, 2010 and management’s discussion and analysis of operations and financial results.

AUDIT COMMITTEE MANDATE

Composition

The Audit Committee shall consist of a minimum of three directors of the Company.

(a)
The Audit Committee shall be comprised entirely of independent directors, as such term is defined by applicable laws and related rules and regulations, and rules of relevant stock exchanges (collectively referred to as “Applicable Laws”).  For clarity, US Applicable Laws means those applicable to foreign private issuers.

Notwithstanding the foregoing sentence, a member is exempt from the independence requirements if permitted by Applicable Laws.  The appointment of the non-independent director shall be disclosed in the next proxy circular mailed to shareholders. If there is reliance on curing provisions, notice shall be given to the stock exchanges immediately upon learning of the circumstances that resulted in the non-compliance.

(b)	A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of members.

Qualifications and Experience

At the time of appointment or within a reasonable period of time following appointment, each member of the Committee must be financially literate, having the ability to read and understand a set of financial statements that present the breadth and level of complexity or accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably be expected to be raised by the Company’s financial statements.

(a)	At least one member (the “financial expert”) of the Committee must have:

(i)	An understanding of financial statements and accounting principles used by the Company to prepare its financial statements;

(ii)	The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(iii)
Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	An understanding of internal controls and procedures for financial reporting; and

(v)	An understanding of audit committee functions.

(b)	The financial expert must have acquired the foregoing attributes through one or more of the following:

(i)
Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	Other relevant experience.

Mandate and Responsibilities

The Audit Committee shall:

(a)	Review and assess the adequacy of the Audit Committee mandate on an annual basis;

(b)
Meet with the Company’s external auditors as necessary and before the submission of the audited annual financial statements to the Board and communicate to external auditors that they are ultimately accountable to the Board and the Audit Committee as representatives of shareholders;

(c)	Review the annual financial statements of the Company and “management’s discussion and analysis” and recommend the financial statements for approval to the Board;

(d)	Review and approve interim financial statements of the Company and “management’s discussion and analysis” prior to filing with the securities regulatory authorities and delivery to shareholders;

(e)
Obtain explanations from management on all the significant variances between comparative reporting periods and, in respect the annual financial statements, question management and the external auditor regarding the significant financial reporting issues discussed during the fiscal period and the method of resolution;

(f)	Be responsible for:

(i)	Ensuring that a written statement is obtained from the external auditor describing all relationships between the external auditor and the Company;

(ii)	Discussing with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor; and

(iii)
Determining that the external auditors have a process in place to address the rotation of the lead partner and other audit partners serving the account as required under Canadian independence standards and the SEC independence rules, as applicable to foreign private issuers;

(g)
Assess the performance of the external auditors and recommend to the Board annually or as they may otherwise determine a duly qualified external auditor to be nominated (for appointment or retention) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

(h)	Review the plan and scope of the audit to be conducted by the internal (if any) and external auditors of the Company;

(i)	Approve, or recommend to the Board for approval, the compensation of the external auditors;

(j)
Directly oversee the work of the external auditors, including reviewing the Company’s critical accounting policies and practices, material alternative accounting treatments and material written communications between the external auditors and management, and the resolution of disagreements between management and the external auditor regarding financial reporting;

(k)
Pre-approve all audit and permitted non-audit services to be provided to the Company or its subsidiary entities by its external auditors or the external auditors of the Company’s subsidiary, in accordance with Applicable Laws;

(l)	Review all post-audit or management letters containing the recommendations of the external auditor and management’s response or follow-up of any identified weakness;

(m)	Meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors;

(n)	Oversee the governance of management’s Disclosure Committee;

(o)	Review all annual and interim earnings press releases;

(p)
Determine that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, other than disclosure in the Company’s financial statements, management’s discussion and analysis and earnings press releases, and periodically assess the adequacy of these procedures;

(q)	Establish procedures for:

(i)	The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)	The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(r)
Enquire as to the adequacy of the Company’s system of internal controls and review periodic reports from management about internal controls, including an assessment of risk with respect to financial reporting;

(s)	Review and approve all related party transactions;

(t)	Review and approve the Company’s hiring policies regarding employees and former employees of the present and former external auditors of the Company;

(u)
Have such other duties, powers and authorities, consistent with the provisions of the Canada Business Corporations Act, as the Board may, by resolution, delegate to the Audit Committee from time to time.

Authority

The Audit Committee shall have the authority:

(a)
For the purpose of performing their duties, to inspect all of the books and records of the Company and its affiliates and to discuss such accounts and records and any matters relating to the financial position or condition of the Company with the officers and internal (if any) and external auditors of the Company and its affiliates;

(b)	To engage independent counsel and other advisors as it determines necessary to carry out its duties;

(c)
To set and pay the compensation for any advisors employed by the Audit Committee, including without limitation, compensation to any public accounting firm engaged for the purpose of preparing or issuing and audit report or performing other audit, review or attest services for the Company;

(d)	To set and pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties; and

(e)	To communicate directly with the internal (if any) and external auditors.

Proceedings

The following shall apply to the proceedings of the Audit Committee.

(a)
The business of the Audit Committee shall be transacted either at meetings thereof or by conference telephone or other communications facilities that permit all persons participating in the meeting to hear each other, or by resolution in writing.  All questions at a meeting shall be decided in accordance with the vote of a majority of those present and the Chairman of the meeting shall not have a second or casting vote.

(b)
A resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee shall be as valid as if it had been passed at a duly called and constituted meeting.  Such resolutions in writing may be in one or more counterparts, all of which, when taken together, shall be deemed to constitute one resolution.

(c)	The Audit Committee Chairman shall periodically report to the Board of Directors on the activities of the Audit Committee.

(d)	The external auditor of the Company shall, at the expense of the Company, be entitled to attend and be heard at or may be invited to any meeting of the Audit Committee.

(e)	The external auditor and senior management shall have the opportunity or may be invited to meet separately with the Audit Committee.

(f)
The minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in a book provided for that purpose which shall always be open for inspection by any director of the Company.

IMPERIAL-METRIC CONVERSION TABLE

Imperial	Metric
1 troy ounce	31.103 grams
1 ton, short	0.907 tonnes
1 troy ounce per ton	34.286 grams per tonne
1 foot	0.305 metres
1 mile	1.609 kilometres
1 acre	0.405 hectares

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this document:

“Accurassay” means Accurassay Laboratories, a division of Assay Laboratory Services Inc.

“Agnico” means Agnico-Eagle Mines Ltd.

“Agreement” means option joint venture agreement between the Company and Vale Inco dated December 3, 2003.

“AIF” means this Annual Information Form.

“Applicable laws” means rules of relevant stock exchanges.

“Arctic Services” means North American Palladium Arctic Services Oy.

“Auramet Agreement” means platinum and palladium purchase agreement between the Company and Auramet Trading LLC dated as of January 19, 2007.

“ball mill” means a rotary grinding mill which uses metal balls to reduce ore to a fine particle size.

“breccia” means a textural description of a rock which is composed of angular rock fragments.\

“Cadiscor” means Cadiscor Resources Inc.

“Cambridge” means Cambridge Resources Corp.

“catalyst” is a substance which, when present in small amounts, modifies the rate or efficiency of a chemical reaction of other substances without being consumed in the process.

“catalytic converter” means a pollution control device, fitted to the exhaust systems of vehicles powered by internal combustion engines. This device contains platinum, palladium and sometimes rhodium, which assist in the conversion (oxidation) of carbon monoxide and hydrocarbons into carbon dioxide and water.

“CBCA” means the Canada Business Corporations Act.

“Common Shares” means the common shares of the Company.

“Company” means North American Palladium Ltd.

“concentrate” means a product containing the valuable metal and from which most of the waste material in the ore has been removed.

“concentrator” or “processing plant” means a plant or facility which processes ore brought from the mine and removes most of the valuable mineral or metal from the ore and discards most of the barren portion of the ore as tailings.

“Cowboy Zone” means the underground PGM Zone at the Lac des Iles mine located 30 to 60 metres to the west of the Offset Zone and extends for up to 250 metres along strike and 300 metres down dip.

“CRM” means certified reference material.

“cut-off grade” is determined by the following formula parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and PGM prices.

“diamond drilling” means rotary drilling using diamond impregnated bits to produce a solid continuous core sample of the underlying rock.

“Discovery Report” means the NI 43-101 Technical Report on the Discovery Project dated August 1, 2008 prepared by InnovExplo.

“DST” means DST Consulting Engineering Inc.

“EM” means electromagnetic.

“ETFs” means exchange traded funds.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“feasibility study” means a program to establish whether a mineral deposit can be successfully mined considering technical and economic parameters.

“flotation circuit” means a series of flotation tanks or cells which recover metal by means of flotation. Flotation is a milling process by which some mineral particles are induced to float and others to sink. The valuable minerals are thereby concentrated and separated from the worthless waste.

“Flordin Estimate” means the 43-101 resource estimate on the Flordin gold deposit prepared for the Company by InnovExplo of Val D’Or during the last quarter of 2009.

“Fund” means the trust fund established by the Company in conjunction with the Ministry pursuant to the Company’s mine closure plan for eventual clean-up and restoration of the the Lac des Iles mine and the Shebandowan Property sites.

“gabbro” means a dark, course-grained intrusive rock usually composed of angular rock fragments.

“grade” means a particular quantity of ore or mineral relative to other constituents, in a specified quantity of rock.

“head grade” means the quantity of valuable mineral or metal contained in each tonne of ore delivered to the concentrator.

“HMDC” means Homestake Mineral Development Company.

“ICFR” means the Company’s internal control over financial reporting.

“indicated resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred resource” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“InnovExplo” means InnovExplo Inc.

“intrusion/intrusive” means a mass of igneous rock that was injected and solidified within the earth’s crust.

“iridium” means hard, brittle, silver-white platinum group metal used for pen tips, jewellery, resistance wiring, electronic contacts and electrodes.

“KFOC” means Kaiser-Francis Oil Company.

“LDI” means Lac des Iles Mines Ltd.

“LDI Report” means the N1 43-101 Technical Report on the Lac des Iles mine dated November 2, 2010 prepared by Scott Wilson RPA.

“mafic rocks” means rocks composed of 40 to 90% mafic minerals (PGM deposits are usually hosted in mafic and untramafic intrusive rocks).

“MBI” means the Mine Block Intrusive.

“measured mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“measured resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mineral reserve” means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mineralization” means the concentration of metals and their chemical compounds within a body of rock.

“Ministry” means the Ontario Ministry of Northern Development, Mines and Forestry.

“NAP Quebec” means NAP Quebec Mines Ltd.

“NARM” means North American Rare Metals Ltd.

“net smelter return royalty” means a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NYSE AMEX” means NYSE Amex Equities.

“Offset Zone” means the mineralized zone located below and approximately 250 metres to the west of the Lac des Iles underground mine orebody.

“ore” means a mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.

“osmium” means a rare, hard white metal.

“ounce” or “oz.” is a unit of weight measure. In the precious metals industry a troy ounce is equal to one-twelfth part of a pound or 31.103 grams.

“Outlaw Zone” means the 750 metre long underground exploration hole located to the west of the Offset Zone, which is a potential zone of mineralization at the Lac des Iles mine.

“overburden” means unconsolidated material that overlies a mineral deposit and must be removed prior to mining.

“palladium” means a white, ductile, malleable precious metal that does not tarnish at normal temperatures. Wide applications range from electronics, dentistry, jewellery and automotive catalytic converters.

“PGEs” means platinum group elements.

“PGMs” means “Platinum Group Metals”. Platinum Group Metals include platinum, palladium, rhodium, ruthenium, osmium and iridium. All PGMs have catalytic qualities and resist corrosion and are chemically inert over a wide range of temperatures.

“probable mineral reserve” means the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“professional association”, for the purposes of the definition of a qualified person below, means a self-regulatory organization of engineers, geoscientists or both engineers and geoscientists that has been given authority or recognition by statute; admits members primarily on the basis of their academic qualifications and experience; requires compliance with the professional standards of competence and ethics established by the organization; and has disciplinary powers, including the power to suspend or expel a member.

“PXN” means Pyroxenite.

“pyroxenite” means an ultramafic rock which predominantly contains the mafic mineral pyroxene (Mg-rich silicate).

“qualified person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member in good standing of a professional association.

“rhodium” means a silver-white metal of the platinum family resistant to tarnishing and used as an electrode posit, or alloyed with platinum to manufacture thermocouples.

“Roby Zone” means the previously operated open pit and the underground mine which is currently in production on the Lac des Iles property.

“SAG mill” means a semi-autogenous grinding mill. A SAG mill is one in which steel balls are added to the mill charge to supplement the grinding capabilities of the larger pieces of ore.

“Scoping Study” means the preliminary economic assessment effective August 16, 2010 on the Offset Zone at the Lac des Iles mine completed for the Company by P&E Mining Consultants Inc., with input from other consulting firms.

“Scott Wilson RPA” means Scott Wilson Roscoe Postle Associates Inc.

“SEC” means the United States Securities and Exchange Commission.

“Shebandowan Report” means the N1 43-101 technical report on the Shebandowan Property dated August 9, 2007 prepared by Des Cullen, F.H. Brown and Laila Sedore (Potvin).

“Sheridan Group” means Sheridan Platinum Group Inc. and John Patrick Sheridan.

“SG Report” means the N1 43-101 technical report on the Sleeping Giant gold mine dated March 31, 2010 prepared by Vincent Jourdain.

“SOX” means the Sarbanes Oxley Act.

“strip ratio” means the ratio of units of waste material required to be removed to facilitate the mining of one unit of economic material.

“SVZ” means the Southern Volcanic Zone of the Abitibi Subprovince.

“tailings impoundment” means a containment area constructed to hold tailings.

“tailings” means that portion of the ore which remains after the valuable minerals have been extracted. “tailings impoundment” means a containment area constructed to hold tailings.

“TMF” means tailing management facility.

“ton” means a short ton, equivalent to 2,000 pounds.

“tonne” means a metric measure consisting of 2,204.6 pounds or 1,000 kilograms.

“TSX” means the Toronto Stock Exchange.

“ultramafic” means rocks composed of greater than 90% mafic minerals (PGM deposits are usually hosted in mafic and ultramafic intrusive rocks).

“UTM” means the Universal Transverse Mercator coordinate system, a grad coordinate system.

“Vale Inco” means Vale Inco Limited.

“waste” means barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

“Xstrata” means Xstrata Nickel.